International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Financial Statements

June 30, 2010

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS

JUNE 30, 2010

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

JUNE 30, 2010

LIST OF BOXES, TABLES AND FIGURES

Throughout Management’s Discussion and Analysis, terms in boldface type are defined in the Glossary of Terms on page 32.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.

Box 1: Five-Year Summary of Selected Financial Data

As of or for the years ended June 30

In millions of U.S. dollars, except ratio and return data which are in percentages

Lending (Discussed in Section 3)	2010	2009	2008	2007	2006
Commitments [a]	44,197	32,911	13,468	12,829	14,135
Gross disbursements [b]	28,855	18,565	10,490	11,055	11,883
Net disbursements [b]	17,230	8,345	(2,129)	(6,193)	(1,741)
Reported Basis
Income statement (Discussed in Section 8)
Operating income [c]	800	572	2,271	1,659	1,740
Board of Governors-Approved Transfers	(839)	(738)	(740)	(957)	(650)
Net (loss) income	(1,077)	3,114	1,491	(140)	(2,389)
Balance sheet (Discussed in Section 8)
Total assets	283,010	275,420	233,311	207,601	211,982
Unrestricted cash and investments	36,514	38,284	23,103	22,258	24,929
Net loans outstanding	118,104	103,657	97,268	95,433	100,221
Borrowings outstanding [d]	128,577	110,040	87,402	87,460	95,491
Total equity	37,555	40,037	41,548	39,796	36,474
Performance Ratios (Discussed in Section 6)
Net return on average earning assets
Based on operating income	0.54	0.45	1.87	1.34	1.34
Based on net income	(0.73)	2.38	1.23	(0.11)	(1.84)
Return on equity
Based on operating income	2.21	1.53	5.96	4.64	5.05
Based on net income	(2.88)	8.01	3.73	(0.37)	(6.84)
Equity-to-Loans Ratio [e]	29.37	34.28	37.62	35.05	32.96
Fair Value Basis
Income statement (Discussed in Section 7)
Net (loss) income [f]	(870)	(225)	1,135	900	640
Net (loss) income excluding Board of Governors-Approved Transfers	(31)	513	1,875	1,857	1,290
Balance sheet (Discussed in Section 7)
Total assets	282,842	273,681	234,435	208,312	212,865
Unrestricted cash and investments	36,514	38,284	23,103	22,258	24,929
Net loans outstanding	117,936	101,918	98,392	96,144	101,102
Borrowings outstanding [d]	128,563	110,022	89,946	89,484	95,258
Total equity	37,401	38,316	40,128	38,483	37,590
Performance Ratios (Discussed in Section 6)
Net return on average earning assets [g]	(0.02)	0.40	1.52	1.49	0.98
Return on equity [g]	(0.08)	1.41	4.93	5.21	3.74
Equity-to-Loans Ratio [e]	29.97	35.00	36.71	34.47	32.44

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC) and capitalized front-end fees.
c.	Operating income is defined as Income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.	Borrowings outstanding excludes derivatives.
e.	As defined by Table 11: Equity used in Equity-to-Loans Ratio.
f.	Fair value net income on a comprehensive basis comprises of net income (loss) on a reported basis, additional fair value adjustment relating to the loan portfolio, as well as the components of other comprehensive income as reported in the financial statements.
g.	Ratios exclude Board of Governors-Approved transfers.

2	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

1. INTRODUCTION

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD’s main goals are promoting sustainable economic development and reducing poverty in its developing member countries. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs for economic reform. IBRD’s ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD’s financial objective is not to maximize profit, but to earn adequate income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD’s financial policies and practices have led it to build reserves, diversify its funding sources, hold a large portfolio of liquid investments, and limit a variety of risks, including credit, market and liquidity risks.

Economic Environment

FY 2010 started with a continuation of the weak economic conditions associated with the global financial crisis from the prior year, followed by gradual recovery towards the end of the fiscal year. However, the overall economic environment during the majority of FY 2010 was still characterized by low levels of market liquidity and continued higher credit spreads, accounting for an increase in demand for IBRD’s loans by its borrowing member countries.

Financial Highlights

Lending Operations: IBRD’s principal assets are its loans to borrowing member countries. In response to the global financial crisis, IBRD’s commitments have totaled $77,108 million over the past two fiscal years.

As of June 30, 2010, on a reported basis, IBRD’s loan portfolio totaled $118,104 million, an increase of $14,447 million over June 30, 2009. Commitments and net disbursements increased by $11,286 million and $8,885 million, respectively. In addition, IBRD experienced an improvement in the overall credit quality of its loan portfolio over FY 2009, which resulted in a $79 million decrease in the accumulated provision for loan losses.

On a reported basis, the borrowing and investment portfolios are carried at fair value, while the loan portfolio is carried at amortized cost (except for loans with embedded derivatives which are reported at fair value). Due to this asymmetry, for management reporting purposes, IBRD also provides its financial statements on a fair value basis, as an indicator of the overall strength of the institution.

On a fair value basis, at June 30, 2010, IBRD’s loan portfolio of $117,936 million was $168 million less than the reported basis, reflecting the fair value adjustment for interest rates and the difference between loan loss provision and the fair value adjustment for credit reflecting prevailing CDS spreads.

Investment Portfolio: Proceeds from debt issuances, together with IBRD’s equity, are used primarily to fund IBRD’s lending activities. IBRD also maintains an investment portfolio primarily to provide liquidity to its operations. Funds awaiting disbursement, as well as minimum liquidity balances, are held in this portfolio and managed against conservative benchmarks.

IBRD’s liquid assets are held principally in highly rated fixed income securities. As of June 30, 2010, IBRD’s liquid asset portfolio totaled $34,454 million, a decrease of $2,308 million from June 30, 2009. Increases in loan disbursements, partially offset by proceeds from debt issuances contributed to this decline in the liquid asset portfolio.

As of June 30, 2010, the Long-Term Income Portfolio (LTIP) totaled $1,179 million, an increase of $118 million over June 30, 2009. This increase primarily reflects higher mark-to-market gains during the year.

Funding Activities: To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. The debt securities include a variety of fixed income products, including global bonds, plain vanilla bonds and customized structured products in a variety of maturities and currencies. During FY 2010, IBRD issued bonds in 28 currencies, with 62% denominated in U.S. dollars. As of June 30, 2010, IBRD’s borrowing portfolio, net of derivatives, totaled $119,775 million, an increase of $16,207 million over June 30, 2009. IBRD’s net borrowing issuances (including derivatives) for FY 2010 were $15,285 million, consistent with the higher lending needs.

Following IBRD’s spring meetings in April 2010, a request for the first capital increase in 20 years was submitted to the Board of Governors of IBRD for voting by September 10, 2010. This capital increase includes both a general and a selective increase, the latter resulting in an increase in the voting power of

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	3

developing and transition countries. The approval of the capital increase would result in a $86.2 billion increase in subscribed capital, of which $5.1 billion would be paid-in over a period of five years.

Operating Income: For FY 2010, IBRD’s operating income was $800 million, an increase of $228 million over FY 2009. This was primarily due to the lower provision for losses on loans, guarantees and Deferred Drawdown Options (DDOs), partially offset by lower net interest income.

Fair Value Net Income: For FY 2010, IBRD’s net loss on a fair value basis was $870 million, an increase of $645 million over the net loss in FY 2009. This was primarily due to the $986 million decrease in the net fair value adjustment over FY 2009, partially offset by a $530 million net increase in changes in other comprehensive income.

Income Allocation

It is management’s practice to recommend each year the allocation of net income to augment reserves and support developmental activities.

Income allocation and distribution decisions are based on allocable income. Management makes the following adjustments to reported net income to arrive at allocable income, with the approval of IBRD’s Executive Directors:

•	The fair value adjustment on non-trading portfolios is excluded since not all instruments are carried at fair value.

•	Board of Governors-Approved Transfers are excluded as they represent distributions from surplus or prior year’s income.

•

The pension adjustment reflects the difference between IBRD’s pension contributions and the accounting expense. Management believes the allocation decision should be based on actual cash contribution to the pension plans, as the assets for these plans are held in irrevocable trusts.

•	Temporarily restricted income is excluded as IBRD has no discretion about the use of such funds.

•

LTIP adjustment reflects the difference between the actual portfolio return and the draw amount. Since LTIP is a long-term portfolio, management believes that the draw amount, reflecting the long-term expected average return of the LTIP, should be used.

Table 1 reconciles reported net income to allocable income for FY 2010 and FY 2009.

Table 1: Allocable Income

In millions of U.S. dollars

	FY 2010	FY 2009
Reported net (loss) income	$(1,077)	$3,114
Board of Governors Approved Transfers	839	738
Fair value adjustment on non-trading portfolios, net	1,038	(3,280)

Reported operating income	800	572
Allocations:
Pension reserve	32	(25)
Restricted retained earnings	12	(11)
LTIP reserve	(80)	(36)

Allocable Income	$764	$500

On August 5, 2010, the Executive Directors approved the above allocations, as well as the addition of $281 million of FY 2010 net income to the General Reserve. In addition, the Executive Directors recommended to IBRD’s Board of Governors, the following transfers from FY 2010 unallocated income: $383 million to the International Development Association (IDA) and $100 million to Surplus.

2. BASIS OF REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

IBRD reports all instruments in the investments, borrowings and asset/liability management portfolios at fair value, with changes in fair value reported in the statement of income. Loans are reported at amortized cost (except for loans with embedded derivatives which are reported at fair value).

As discussed earlier, management believes this mixed measurement model creates an asymmetry such that reported net income does not capture the true economic income of IBRD. Therefore, management believes that the fair value financial statements, which include the loan portfolio at fair value, are a better measure of the financial strength of the institution. Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from the stress test, and the equity-to-loans ratio1 as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework. See Section 6 for further analysis on IBRD’s Strategic Capital Adequacy Framework.

[1]	The equity-to-loans ratio refers to the equity-to-loans, guarantees, DDOs and long-term investment asset ratio.

4	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

3. LENDING AND OTHER DEVELOPMENT ACTIVITIES

Lending

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

From its establishment through June 30, 2010, IBRD’s approved loans, net of cancellations, totaled $464,923 million to 137 borrowing member countries. A summary of cumulative lending is presented in Table 2.

Table 2: Lending Status at June 30, 2010 and 2009

In millions of U.S. dollars

	2010	2009
Cumulative approvals [a]	$464,923	$422,435
Cumulative repayments [b]	282,426	270,972
Loans outstanding	120,103	105,698
Undisbursed amounts	63,574	51,125

a.	Net of cumulative cancellations of $65,944 million, as of June 30, 2010 ($64,477 million – June 30, 2009). Also, cumulative amount excludes guarantees.
b.	Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of repayment by borrowers.

During FY 2010, new loan commitments were $44,197 million (includes guarantees of $243 million), as compared to $32,911 million in FY 2009 (includes guarantees of $78 million), an increase of $11,286 million. This significant increase in demand was driven by the global economic crisis. Figure 1 presents the commitments, gross disbursements, and net disbursements from FY 2006 to FY 2010.

Figure 1: Commitments, Gross Disbursements, and Net Disbursements

During the five year period from FY 2006 to FY 2010, the Latin America and the Caribbean region accounted for the largest share of commitments (See Figure 2).

Under IBRD’s Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, including participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 2010, outstanding loans and callable guarantees totaled $120,112 million, equal to 55% of the statutory lending limit of $218,474 million.

Figure 2: Commitments by Region

Lending Cycle

The process of identifying and appraising a project, and approving and disbursing a loan, often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations (such as natural disasters) and crises (such as food, fuel and global economic crises). IBRD acts prudently and pays due regard to the prospects of repayment on its loans. IBRD’s decisions to make loans are based upon, among other things, studies of a member country’s economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations. With certain exceptions2, each loan must be approved by IBRD’s Executive Directors.

Loan disbursements are subject to the fulfillment of requirements set out in the loan agreement. The loan agreement requires borrowers (a) to submit documentation establishing, to IBRD’s satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency. In addition, under pilot programs approved by the Executive Directors, IBRD considers the use of

[2]	For Adaptable Program Loans (APLs), the Board approves all first-phase APLs and delegates to Management the approval of subsequent phases subject to agreed procedures. Learning and Innovation Loans are loans of $5 million or less approved by Management.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	5

borrower country procurement, and environmental and social safeguard systems in selected operations where these systems are assessed by IBRD as being equivalent to IBRD’s systems and where the borrower’s policies and procedures, implementation practices, track record, fiduciary and safeguard risks and capacity are considered acceptable to IBRD.

During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Executive Directors rather than to the President, evaluates the extent to which operations have met their major objectives.

Lending Instruments

IBRD lending generally falls into one of two categories: investment or development policy lending (previously referred to as adjustment lending). Investment lending3 is generally used to finance goods, works, and services in support of economic and social development projects and programs in a broad range of sectors. In contrast, development policy lending is generally provided in exchange for commitments by borrowers to implement social, structural, and institutional reforms. The majority of IBRD’s loans are for investment projects or programs. Figure 3 shows the percentage of IBRD loans approved for investment and development policy lending over the past seven years.

Figure 3: IBRD Lending Commitments

[3]

Investment lending loans include enclave loans which are made in exceptional cases to IDA qualifying member countries (who are not also eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign exchange-related credit enhancements. These loans carry the same terms and conditions as IBRD loans. As of June 30, 2010 and June 30, 2009, IBRD’s enclave loans totaled $29 million and $35 million, respectively.

In FY 2010, new IBRD commitments to investment lending and development policy lending were 53% and 47%, respectively and consistent with FY 2009 levels.

Currently Available Loan Products

IBRD does not differentiate between the credit quality of member countries eligible for loans, with all member countries eligible for IBRD lending receiving the same pricing.

IBRD Flexible Loans

As of June 30, 2010, IBRD Flexible Loan (IFL) allows borrowers to customize the repayment terms (i.e., grace period, repayment period and amortization profile) to meet debt management or project needs, and also includes options to manage the currency and/or interest rate risk over the life of the loan. Final maturity of an IFL can be up to 30 years, provided that its weighted average maturity does not exceed 18 years.

The IFL has the following two basic types of loan terms: variable-spread terms and fixed-spread terms. The spread on IBRD’s IFLs has three components; namely, a projected funding cost, a market risk premium, and a Board-approved contractual spread. Each type of loan may be denominated in the currency or currencies chosen by the borrower provided that IBRD can efficiently intermediate in that currency. Variable-spread terms have a variable spread over LIBOR that is adjusted every six months and fixed-spread terms have a fixed spread over LIBOR that is fixed for the life of the loan.

Table 3 summarizes the currently available loan terms as of June 30, 2010. Management reviews the projected funding cost and the market risk premium at least on a quarterly basis and resets these variables as and when market conditions warrant.

6	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

Table 3: Currently Available Loan Terms

As of June 30, 2010

Basis Points

	IBRD Flexible Loan (IFL)		Special Development Policy Loans
	Fixed Spread Terms	Variable Spread Terms
Final maturity	30 years	30 years	5 to 10 years
Reference Market Rate	Six-month LIBOR	Six-month LIBOR	Six-month LIBOR
Spread
Contractual lending spread	50	50	200
Market risk premium	10-15 [a]	—	—
Funding cost margin	Projected funding spread to LIBOR [c]	Weighted average spread to LIBOR of debt allocated to Variable Spread Term Loans	—
Charges
Front-end fee[b]	25	25	100
Late service charge on principal payments received after 30 days of due date	50	50	—

	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference Market Rate	Six-month LIBOR	Six-month LIBOR
Contractual lending spread	IFL variable or fixed spread in effect at the time of withdrawal
Front-end fee	75	50
Renewal fee	50	25

a.	For loans with an average maturity greater than 14 years, 15 basis points are charged.
b.	There are no waivers on interest and front-end fee under the current pricing terms.
c.	Projected funding spread to LIBOR is based on the average repayment maturity of the loan.

For FY 2011, the Executive Directors approved a new pricing structure for fixed and variable IFLs4. As a result, IBRD restored the average loan maturity limits for new loans and guarantees to the pre-2008 level of 12 years. Borrowing members will have the option to extend the average loan maturity from 12 years to 18 years by paying an annual premium of 10 basis points to 20 basis points. The premium is a component of the spread charge over LIBOR, and accounts for the cost of the incremental capital needed for the longer maturities. In line with the maturity based pricing reform, the average maturity terms for IFL loans with a fixed spread have been realigned. See Table 4.

Table 4: Average Maturity Terms—IFL Fixed Spread Loans

Average Maturity Prior to July 1, 2010	Average Maturity on and after July 1, 2010
Up to 10 years	Up to 12 years
Greater than 10 to 14 years	Greater than 12 to 15 years
Greater than 14 to 18 years	Greater than 15 to 18 years

Loans with a Deferred Drawdown Option

The Development Policy Loan Deferred Drawdown Option (DPL DDO) provides the borrower with the flexibility to rapidly fund its financing requirements, for example, following a shortfall in resources due to adverse economic events such as

[4]

The new loan pricing will apply to IBRD loans and guarantees approved after June 30, 2010 (with the exception of a limited number of loans and guarantees proposals for FY 2010, whose consideration by the Board is deferred to early FY 2011).

downturns in economic growth or unfavorable changes in commodity prices or terms of trade. The Catastrophe Risk DDO (Cat DDO) enables the borrower to access an immediate source of funding to respond rapidly in the aftermath of a natural disaster. Under the DPL DDO, the borrower may defer disbursement of a DPL for up to three years, renewable for an additional three years. The Cat DDO has a revolving feature. The three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years. See Table 3 for currently available loan terms as of June 30, 2010.

There were no new DPL DDOs and Cat DDOs committed during FY 2010 (FY 2009 – $4,810 million). As of June 30, 2010, the outstanding amounts relating to loans with a DDO totaled $2,050 million ($1,773 million – June 30, 2009).

Special Development Policy Loans (SDPL)

SDPLs support structural and social reforms by credit worthy borrowers that are approaching a possible global financial crisis, or are already in a crisis and have extraordinary and urgent external financial needs. Borrowers seeking SDPLs must have a disbursing IMF-supported program in place, and be seeking IBRD lending as part of a coordinated international support package.

During FY 2010, IBRD lowered the minimum contractual lending spread over LIBOR for SDPLs from 400 basis points to 200 basis points. In addition, IBRD made the SDPL repayment terms more flexible by changing the 3- year grace period to a 3-5 year grace period, and changing the five year final maturity to a 5-10 year final maturity.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	7

In FY 2010, for the first time in over six years, IBRD made three new SDPL commitments, totaling $1,840 million.

Local Currency Loan Facility Agreement with IFC

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million, aimed at increasing the usability of local currency paid-in capital. Under this agreement, IBRD lends local currencies of its member countries, funded from paid-in capital, to IFC. These currencies are subsequently used by IFC to finance projects in those member countries. Loan commitments under this facility are subject to consents of the respective IBRD member countries whose currency is involved. At June 30, 2010, loans outstanding equivalent to $50 million had been made under this facility.

Previously available loan products

In previous years, IBRD offered different loan products including variable spread loans (1993-2008), fixed spread loans (2000-2008), variable rate multicurrency pool loans (1982-2001), variable rate single currency pool loans (1996-1998), and fixed rate single currency loans (1995-1999).

Waivers applicable to the previously available loan products include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans and are approved annually by the Executive Directors of IBRD. For FY 2010, the approved waiver rates were: interest charges - 5 basis points for loans for which the invitation to negotiate was issued prior to July 31, 1998 and - 25 basis points on loans issued thereafter but signed prior to the effectiveness of new loan pricing introduced in September 2007; and commitment charges - 50 basis points. For FY 2011, the Executive Directors have approved the same waiver rates as FY 2011 for all eligible borrowers with eligible loans.

Figure 4 presents a breakdown of IBRD’s loan portfolio by loan product, undisbursed balances, currency composition, and interest rate structure. See the Notes to the Financial Statements-Note D-Loans and Guarantees for more information.

Figure 4: Loan Portfolio

In millions of U.S. dollars

a.	Includes loans issued prior to 1980, loans to IFC, and currency pool loans and U.S. dollar single currency pool loans converted to fixed rate equivalent of composite LIBOR + 100 basis points.
b.	Includes loans with non-standard terms.
c.	Includes IFL variable spread loans.
d.	Includes IFL fixed spread loans.
*	Denotes less than 0.5%.

8	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

Figure 4: Loan Portfolio (Continued)

In millions of U.S. dollars

Other Development Activities

IBRD offers derivatives, guarantees, and/or grants to its borrowing member countries as well as affiliated and non-affiliated organizations to help meet their development needs or to carry out their development mandates. IBRD also provides technical assistance, advisory and other services to support poverty reduction. The section below discusses these products in more detail.

Derivatives

IBRD offers derivative products to its borrower countries, affiliated and non-affiliated organizations as part of its financial intermediation services.

Borrowers: IBRD is able to respond to borrowers’ needs for access to better risk management tools, by offering them derivative instruments; these include currency and interest rate swaps, and interest rate caps and collars. IBRD passes through its market cost of the instrument to the borrower, and charges a transaction fee comparable to the conversion fee charged on the fixed-spread loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated transactions.

In addition, IBRD also offers its borrowers products to convert their IBRD loans into their domestic currencies to reduce their foreign currency exposure with respect to projects or programs that do not generate foreign currency revenues. These local currency loans carry fixed spread terms. The balance of such loans outstanding at June 30, 2010 was $1,611 million ($418 million – June 30, 2009).

Affiliated Organizations: To assist IDA with its asset/liability management strategy, IBRD executed a number of currency forward transactions with IDA. Concurrently, IBRD entered into offsetting transactions with market counterparties. IBRD charges an intermediation fee for these currency forward transactions.

Non-affiliated Organizations: IBRD and the International Finance Facility for Immunisation (IFFIm), a AAA-rated non-affiliated organization, with whom IBRD has a master derivatives agreement and a treasury management contract, have entered into a number of currency swaps and interest rate swaps. Concurrently, IBRD entered into offsetting swap transactions with market counterparties. IBRD charges an intermediation fee for these interest rate swaps and currency swaps. IBRD has applied all its normal commercial credit risk policies to these transactions.

Further details on derivatives for clients are provided in the Notes to Financial Statements-Note D-Loans and Guarantees, and Note F-Derivatives Instruments.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	9

Guarantees

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. These guarantees can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. Each guarantee requires the counter-guarantee of the member government.

IBRD generally provides the following types of guarantees:

Partial risk guarantees: These cover debt-service defaults on loans that result from non-performance of government obligations.

Partial credit guarantees: These are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its agencies.

Policy-based guarantees: When partial credit guarantees are used in support of agreed structural, institutional and social policies and reforms, they are considered policy-based guarantees. Eligibility for IBRD development policy lending is a necessary condition for eligibility for policy-based guarantees.

Enclave guarantees: These partial risk guarantees are offered in exceptional cases to IDA qualifying member countries (who are not also eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign exchange-related credit enhancements. Fees and charges pertaining to enclave guarantees are higher than those charged for non-enclave guarantees.

Other Instruments: As discussed in Other Activities below, IBRD has also committed to pay donor shortfalls associated with the Advance Market Commitment (AMC) for Vaccines against Pneumococcal Diseases.

IBRD’s exposure at June 30, 2010 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in Table 5. For additional information see the Notes to Financial Statements-Note D-Loans and Guarantees.

Grants

IBRD also supports development activities by making grants to various recipients through the Development Grant Facility and through mechanisms such as Board of Governors-approved transfers.

Table 5: Guarantee Exposure

In millions of U.S. dollars

	At June 30,
	2010	2009
Partial risk [a]	$202	$233
Partial credit	143	122
Policy based	50	50
Other instruments	1,214	1,256

Total	$1,609	$1,661

a.	Includes enclave guarantees totaling $13 million (June 30, 2009: $16 million).

Other Activities

In addition to its financial operations, IBRD is also involved in the following other activities:

Consultation: IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

Research and Training: To assist its developing member countries, IBRD through the World Bank Institute and its partners, provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

Trust Fund Administration: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. Table 6 summarizes the cash and investment assets held in trust by IBRD as administrator and trustee.

Table 6: Cash and Investment Assets held in Trust

In millions of U.S dollars

	At June 30,
Total fiduciary assets	2010	2009
IBRD-executed	$559	$466
Recipient-executed	1,388	1,365
Financial intermediary funds	12,509	11,156
Execution not yet assigned [a]	3,404	2,823

Total	$17,860	$15,810

a.	These represent assets held in trust for which the agreement as to use and the type of execution is to be finalized jointly by the donors and IBRD.

During the fiscal year ended June 30, 2010, IBRD, as an executing agency, disbursed $246 million ($209 million—June 30, 2009) of trust fund program funds. For additional information, see the Notes to Financial Statements-Note I-Management of External Funds and Other Services.

10	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

Investment Management: IBRD offers investment management services to several types of external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills. These managed funds are not included in the assets of IBRD.

At June 30, 2010, the assets managed under these agreements had a value of $20,418 million ($20,054 million—June 30, 2009). These funds are not included in the assets of IBRD. For additional information, see the Notes to Financial Statements-Note I-Management of External Funds and Other Services.

Externally Financed Outputs (EFOs): IBRD offers donors the ability to contribute to IBRD’s projects and programs. Contributions received must be utilized for the purposes specified by the donors and are therefore considered restricted until applied by IBRD for the donor-specified purposes.

The Global Emerging Markets Local Currency Bond Program (GEMLOC): GEMLOC represents an initiative by IBRD and IFC to facilitate the development of emerging market financial sector and enhance financial stability through market-based incentives. IBRD has entered into a co-branding and cooperation agreement with an asset management firm for the GEMLOC program under which IBRD earns a fee that is required to be used solely to provide technical assistance in support of local currency bond market development in emerging market economies. This revenue is considered restricted until spent for the specified purposes.

Global Public Goods (of which the AMC for Vaccines against Pneumococcal Diseases is a part): AMC is a multi-lateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD is providing a financial platform for the AMC by holding donor pledged assets as an intermediary agent and passing them on to the GAVI Alliance when the conditions of the AMC are met. In addition, should a donor fail to pay or delay in paying any amounts coming due, IBRD has committed to paying from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. For further details on AMC see the notes to Financial Statements-Note I-Management of External Funds and Other Services.

4. INVESTMENT ACTIVITIES

IBRD manages its investments in two portfolios: a liquid asset portfolio and a long-term income portfolio (LTIP), both of which are designated as trading portfolios.

The returns and average balances of IBRD’s investment portfolios in FY 2010 compared with FY 2009 are presented in Table 7. These returns exclude investment assets funding certain other postretirement benefit plans. The lower returns in FY 2010 are primarily due to lower interest income and lower returns from LTIP equity securities.

Liquid Asset Portfolio

The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments, and in doing so protect the principal amount of these investments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. The General Investment Authorization for IBRD approved by the Executive Directors provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the Chief Financial Officer (CFO) and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules including providing criteria for eligible instruments for investment, establishing risk parameters relative to benchmarks, such as an overall stop-loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as establishing clear lines of responsibility for risk monitoring and compliance.

IBRD’s liquid assets are held principally in highly-rated fixed income securities. These securities include obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions. Additionally, IBRD holds currency and interest rate swaps (including currency forward contracts), asset-backed securities (including mortgage-backed securities), and futures, options and swaptions contracts. For options, IBRD only invests in exchange-traded options. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	11

Table 7: Liquid Asset Portfolio and LTIP Returns and Average Balances

In millions of U.S. dollars

	Average Balances		Financial Return (%)
	FY 2010	FY 2009	FY 2010	FY 2009
IBRD overall portfolio	$33,746	$29,994	1.06	1.73
Liquid asset portfolio
Stable	20,139	19,127	0.96	2.03
Operational	12,432	10,416	0.37	1.02
LTIP[a]	1,175	451	10.01	12.10

a.	LTIP was implemented in November 2008. The FY 2009 return for LTIP is annualized.

Figure 5: Liquid Asset Portfolio Composition

In millions of U.S. dollars

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. This minimum is equal to the highest consecutive six months of expected debt service obligations plus one-half of approved net loan disbursements (if positive) as projected for the relevant fiscal year. The FY 2011 prudential minimum liquidity level has been set at $21 billion, an increase of $1 billion from that set for FY 2010. In general, the size of the liquid asset portfolio should not exceed 150% of the prudential minimum liquidity level. From time to time, IBRD may, however, hold liquid assets over the specified maximum level to provide flexibility in timing its borrowing transactions and to meet working capital needs. At June 30, 2010 the liquid asset portfolio was 172% of the prudential minimum liquidity level primarily due to pre-funding of anticipated large loan disbursements in FY 2011. As of June 30, 2010, liquid assets were held in two sub-portfolios: stable and operational, each with different risk profiles and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

The operational portfolio provides working capital for IBRD’s day-to-day cash flow requirements.

Figure 5 represents IBRD’s liquid asset portfolio size and structure at the end of FY 2010 and FY 2009, excluding investment assets associated with certain postretirement benefit plans.

At June 30, 2010, the aggregate size of the IBRD’s liquid asset portfolio was $34,454 million, reflecting a decrease of $2,308 million from June 30, 2009.

IBRD’s liquid asset portfolio is largely composed of assets denominated in or hedged into U.S. dollars with net exposure to short-term interest rates. The debt funding these liquid assets has similar currency and duration profiles. This is a direct consequence of IBRD’s exchange rate and interest rate risk management policies (see Section 6-Risk Management), combined with appropriate investment benchmarks. In addition to monitoring gross investment returns compared to their benchmarks, IBRD also monitors overall investment earnings net of funding costs (see Section 8-Reported Basis Analysis).

Long-Term Income Portfolio (LTIP)

During FY 2009, IBRD funded the LTIP with an initial investment of $1 billion. The objective of the LTIP program is to increase IBRD’s income over the long-term by investing part of its capital in a diversified portfolio of risk assets, including listed equity securities. LTIP is intended to be a long-term multicurrency portfolio, swapped back into U.S. dollars. As of June 30, 2010 and June 30, 2009, the market value of the portfolio was $1,179 million and $1,061 million, respectively.

5. FUNDING

IBRD’s lending and investment activities, as well as general operations are funded by equity and proceeds from debt issuance.

12	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

Equity: IBRD’s equity is primarily comprised of paid-in capital and retained earnings.

Borrowings: IBRD issues securities to institutional and retail investors around the world, both through global offerings and by way of bond issues designed to meet the needs of specific markets or types of investors. These funds are then used to provide lending to member countries.

Equity

IBRD’s equity base plays a critical role in securing its financial objectives. It enables IBRD to absorb risk through the use of its own resources and thereby protects shareholders from a possible call on callable capital. The adequacy of IBRD’s equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

Shareholder support for IBRD is reflected in the capital backing it receives from its members. The Executive Directors have recommended to the Board of Governors a general increase in IBRD’s capital as part of a package of measures aimed at enhancing IBRD’s financial capacity following its response to the global economic crisis. The Executive Directors have also recommended to the Board of Governors a selective capital increase aimed at enhancing the voice and participation of developing and transition countries (DTC). Approval of the increases would result in an increase in subscribed capital of $86.2 billion, of which $5.1 billion would be paid-in over a five year period. The proposed capital increases, including share an allocation for new members, would increase IBRD’s authorized capital to $278.4 billion.

The $86.2 billion capital increase is comprised as follows:

1.	A general capital increase of $58.4 billion, of which $3.5 billion would be paid-in.

2.	A selective capital increase of $27.8 billion, of which $1.6 billion would be paid-in. The selective capital increase will result in a shift of the voting power to DTCs by 3.13%, bringing their share to 47.19% of total voting power.

At June 30, 2010, the authorized capital of IBRD was $190,811 million, of which $189,943 million had been subscribed. Of the subscribed capital, $11,492 million had been paid-in and $178,451 million was callable. Of the paid-in capital, $10,310 million was available for lending and $1,182 million was not available for lending (see Table 8).

Table 8: Subscribed Capital

In millions of U.S. dollars

FY 2010
Paid in U.S dollars	$3,352
Paid in national currencies	8,140

Total paid-in capital	11,492
Callable capital	178,451

Total subscribed capital	$189,943

The terms of payment of IBRD’s capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD’s Board of Governors are as follows:

Paid-in Capital

(i)	$3,352 million of IBRD’s capital was initially paid in gold or U.S. dollars, or was converted from the currency of the subscribing members into U.S. dollars or U.S. dollar-denominated notes. With the exception of $10 million in U.S. dollar-denominated notes, which may be encashed for administrative expenses only, this amount may, under the Articles, be freely used by IBRD in its operations.

(ii)	$8,140 million of IBRD’s capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent of the member whose currency is involved. In addition, these national currencies may be used by IBRD following a decision by the Executive Directors to invest or lend in that currency, or swap the national currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. At June 30, 2010, $5,931 million of this amount was being used in IBRD’s lending and investment operations, including $50 million under the local currency loan facility agreement with IFC. Under the Board of Governors resolutions relating to the proposed General and Selective Capital Increases, each subscription to shares is conditioned upon the free and immediate use of national currency paid-in capital. IBRD will accomplish this by converting members’ paid-in capital in national currencies into U.S. dollars. By subscribing to shares, members will provide their irrevocable consent for the use of their national currencies.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	13

Callable Capital

(iii)	$151,955 million of IBRD’s capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(iv)	$26,496 million of IBRD’s capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD’s Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2010, $105,398 million (59%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). Table 9 sets out the capital subscriptions of those countries and the callable amounts.

The United States is IBRD’s largest shareholder. Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the

United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies and Note B-Capital Stock, Restricted Currencies, Maintenance of Value and Membership.

Table 9: Capital Subscriptions of DAC Members of OECD Countries — June 30, 2010

In millions of U.S. dollars

Member Country [a]	Total Capital Subscription	Uncalled Portion of Subscription
United States	$31,965	$29,966
Japan	15,321	14,377
Germany	8,734	8,191
France	8,372	7,851
United Kingdom	8,372	7,832
Canada	5,404	5,069
Italy	5,404	5,069
Netherlands	4,283	4,018
Belgium	3,496	3,281
Spain	3,377	3,171
Switzerland	3,210	3,012
Australia	2,951	2,770
Korea	1,908	1,794
Sweden	1,806	1,696
Denmark	1,623	1,525
Austria	1,335	1,254
Norway	1,204	1,132
Finland	1,033	971
New Zealand	873	821
Portugal	659	620
Ireland	636	599
Greece	203	189
Luxembourg	199	190

Total	$112,368	$105,398

a.	See details regarding the capital subscriptions of all members of IBRD at June 30, 2010 in the Financial Statements-Statement of Subscriptions to Capital Stock and Voting Power.

Borrowings

Funding

IBRD raises funds by offering its securities to institutional and retail investors around the world. Under its Articles, as applied, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction. IBRD issues medium- and long-term funding, as well as short-term funding

In FY 2010, medium- and long-term debt raised directly in financial markets by IBRD amounted to $34,039 million compared to $44,331 million in FY 2009 (See Table 10).

14	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

Table 10: Funding Operations Indicators

	FY 2010	FY 2009
Medium- and long-term funding raised (USD million)	$34,039	$44,331
Average maturity [a] (years)	3.71	3.16
Number of transactions	385	374
Number of currencies	28	19

a.	Average maturity to first call date.

Medium- and long-term funding raised excluding derivatives by currency for FY 2010, as compared to FY 2009, is shown in Figure 6.

Figure 6: Medium- and Long-term Funding Raised Excluding Derivatives by Currency

In millions of U.S. dollars equivalent

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, replacement of maturing debt and prefunding for future lending activities. IBRD determines its funding requirements based on a 3-year rolling horizon and funds one third of the projected amount in the current fiscal year.

IBRD’s short-term funding consists primarily of discount notes. As of June 30, 2010, discount notes totaled $17,693 million, an increase of $13,913 million over June 30, 2009. The average balance for the year was $10,126 million, with average maturities of approximately three months. All discount notes are issued in U.S. dollars. The discount note program was used to a greater extent in FY 2010 to more efficiently manage IBRD’s liquidity in an environment of uncertain loan disbursement timing. The strategy was to take advantage of significantly lower short-term funding rates to initially raise liquidity and then replace the discount note funding with longer term bond funding once the actual timing of the disbursements was more certain.

IBRD strategically repurchases or calls its debt to reduce the cost of borrowings, reduce exposure to re-funding needs in a particular year, or to meet other operational or strategic needs. During FY 2010, IBRD repurchased or called $5,483 million of its outstanding borrowings for a realized gain of $66 million. During FY 2009, IBRD repurchased or called $2,902 million of its outstanding borrowings for a realized gain of $46 million.

Use of Derivatives

Generally, new medium- and long- term funding is initially swapped into variable-rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with loan funding requirements. (See Figure 7)

Figure 8 illustrates the effect of derivatives on the currency composition of IBRD’s borrowings portfolio at June 30, 2010.

Figure 7: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio—June 30, 2010

a.	Excludes discount notes.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	15

Figure 8: Effect of Derivatives on Currency Composition on the Borrowing Portfolio—June 30, 2010

Interest rate swaps and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. IBRD does not enter into derivatives for speculative purposes.

The weighted average cost of IBRD’s borrowing portfolio, excluding the effects of its derivatives, was 3.46% and 4.15% as of June 30, 2010 and June 30, 2009, respectively. A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements- Note E-Borrowings.

6. RISK MANAGEMENT

IBRD’s assumes both financial and operational risks as part of its business activities. On an annual basis, management prepares an integrated risk monitoring report for the Executive Directors to provide an holistic picture of risk management activities within IBRD.

Financial Risk Management

Financial risk management is a key part of IBRD’s overall risk management activities. The risk management governance structure supports senior management in their oversight function, particularly in the coordination of different aspects of risk management, and in connection with risks that run across functional areas.

Governance

For financial risk management, there is a Finance Committee chaired by the CFO. The Finance Committee makes recommendations and, where appropriate, takes decisions in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. There are three Subcommittees that report to the Finance Committee. These are: the Strategy, Performance and Risk Subcommittee, the Credit Risk Subcommittee and the Finance Initiatives Subcommittee.

•	The Strategy, Performance and Risk Subcommittee develops, approves and monitors the management policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. Such policies are ratified by the CFO. The Subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, investing activities, and monitoring matches between assets and their funding. In addition, the Subcommittee periodically reviews and approves the projected funding cost and risk premium of IBRD’s IFLs with fixed spread terms. The Subcommittee meets quarterly to formally review current and proposed business strategy and risk limits/policies, along with business results and financial risk profile to facilitate alignment between business and risk management.

•

The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans, guarantees and DDOs of any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and nonaccrual portfolios at least quarterly and, if necessary, adjustments are made to the provision. In addition, the Audit Committee receives a report from management at least twice a year on the accumulated provision for losses on loans, guarantees and DDOs.

•	The Finance Initiatives Subcommittee reviews the financial and organizational implications of implementing new initiatives that may impact IBRD.

Market, liquidity and counterparty credit risks in IBRD’s financial operations are identified, measured and monitored by the Corporate Finance Department, which reports to the Vice-President, Corporate Finance and Risk Management. This unit is independent from IBRD’s operational business units. The Corporate Finance Department works

16	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

with IBRD’s financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Finance Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Credit Risk Department, led by the Chief Credit Officer who reports to the Vice-President, Corporate Finance and Risk Management. This unit is independent from IBRD’s operational business units. Moreover, in order to further protect the independence of the unit, individual country credit risk ratings are not shared with the Executive Directors and are not made public. In addition to continuously reviewing the creditworthiness of IBRD’s borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and guarantees, and monitoring borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining IBRD’s overall country programs and lending operations and are used to assess the adequacy of IBRD’s income-generating capacity and risk-bearing capital.

Risk-Bearing Capacity

IBRD uses its risk bearing capacity as a key indicator for financial risk management. The risk-bearing capacity is the adequacy of IBRD’s capital to absorb credit shocks from its loan portfolio and still be able to lend for development purposes without the need for additional shareholder support. This is intended both to protect shareholders and IBRD’s credit rating, and reduce borrowing costs and corresponding lending rates for borrowers. The Executive Directors monitor IBRD’s risk-bearing capacity based on a variety of metrics, including a framework of stress testing and the equity-to-loans ratio.

The framework of stress testing provides a basis for evaluating whether IBRD has sufficient financial capacity to be able to (i) absorb the income loss due to a credit shock, and (ii) generate sufficient income to support loan growth in the following years. One of the credit shock events used in the stress testing framework is an estimate of the amount of the loan portfolio that could enter nonaccrual status in the next three years at an appropriate confidence level.

The equity-to-loans ratio is guided by the Strategic Capital Adequacy Framework with a target risk coverage range for of 23 to 27 percent. As presented in Figure 9, IBRD’s equity-to-loans ratio decreased during FY 2010, on both a reported basis and a fair value basis. The decrease in the equity-to-loans ratio on a reported basis to 29.37% at June 30, 2010 from 34.28% at June 30, 2009 was due primarily to the increase in lending. Table 11 presents the composition of this measure at June 30, 2010 and 2009, respectively. The $427 million increase in usable capital was primarily due to the consent received during FY 2010 from three member countries for the unrestricted use of their national currency paid-in capital. (See Section 5 - Funding).

Figure 9: Equity-to-Loans Ratio

In addition, to reduce the interest rate sensitivity of IBRD’s operating income, IBRD has in place the equity extension duration strategy for its usable equity. This strategy has been successful in partially offsetting the decline in the net interest margin on loans.

IBRD undertakes specific risk management activities for credit and market risk, which are discussed below. The major inherent financial risk to IBRD is country credit risk, or loan portfolio risk.

Credit Risk

IBRD faces two types of credit risk: country credit risk and commercial credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations and commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligation.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	17

Table 11: Equity used in Equity-to-Loans Ratio

In millions of U.S. dollars

	June 30, 2010	June 30, 2009
Usable capital
Paid-in capital	$11,492	$11,491
Restricted paid-in capital	(1,332)	(1,848)
Net payable for maintenance of value	150	240

Total usable capital	10,310	9,883
Special reserve	293	293
General reserve [a]	25,951	25,670
Cumulative translation adjustment [b]	(189)	457
Other adjustments [c]	(259)	25

Equity used in Equity-to-Loans Ratio (usable equity)[d]	$36,106	$36,328
Fair value adjustments	685	151

Equity used in Equity-to-Loans Ratio-fair value basis	$36,791	$36,479

Loans outstanding, present value of guarantees, effective but undisbursed DDOs and LTIP assets, net of relevant accumulated provisions (including DDOs) and deferred loan income	$122,943	$105,985
Fair value of loans outstanding, present value of guarantees, effective but undisbursed DDOs and LTIP assets, net of accumulated provision (including DDOs)	$122,773	$104,232

Equity-to-Loans Ratio-reported basis	29.37%	34.28%
Equity-to-Loans Ratio-fair value basis	29.97%	35.00%

a.	The June 30, 2010 amount includes proposed transfers to the General Reserve out of FY 2010 net income.
b.	Excluding cumulative translation amounts associated with the fair value adjustment on non-trading portfolios, net.
c.	Other adjustments comprises the underfunded status of IBRD’s pension plans and the cumulative income earned on LTIP assets adjusted by the draw amount.
d.	Before the effects of fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.

Country Credit Risk

In keeping with standard practice, probable losses inherent in the loan portfolio due to country credit risk are covered by the accumulated provision for losses on loans, guarantees and DDOs, while unexpected losses due to country credit risk are intended to be covered by equity.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through an exposure limit for loans outstanding plus the present value of guarantees and the undisbursed portion of DDOs that have become effective to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. The Equitable Access Limit is equal to 10% of IBRD’s subscribed capital, reserves and unallocated surplus. The Single Borrower Limit is established by assessing its impact on the overall portfolio risk relative to risk-bearing capacity, as measured by the level of usable equity. The Single Borrower Limit is determined by the Executive Directors each year at the time they consider the adequacy of IBRD’s reserves and the allocation of its net income from the preceding fiscal year. For FY 2010, the Single Borrower Limit was $16.5 billion and the Equitable Access Limit at June 30, 2010 was $21.8 billion. As depicted in Figure 10, IBRD’s largest exposure (including the present value of guarantees) to a single borrowing country was $12.9 billion at June 30, 2010.

For FY 2011, the Single Borrower Limit was increased from $16.5 billion to $17.5 billion for India.

Figure 10: Top Eight Country Exposures at June 30, 2010

In billions of U.S. dollars

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

18	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

Box 2: Treatment of Overdue Payments

Overdue by 30 days

Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board of Executive Directors for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007 and September 27, 2007 if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower shall pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount if fully paid.

Overdue by 45 days

In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.

Overdue by 60 days

In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements could be made to a member country upon approval by the Executive Directors.

Overdue by more than six months

All loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income of the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case by case basis; in certain cases that decision may be deferred until after a suitable period of payment performance has passed.

Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD’s Executive Directors. As of June 30, 2010 IBRD had entered into one such arrangement with China. As of this date, China had not reached the single borrower exposure limit and therefore, activation of this arrangement was not required.

Overdue and Non-performing Loans

When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans. IBRD’s current policy however, is to exercise this option through a graduated approach as summarized in Box 2. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue.

See Notes to Financial Statements-Note D-Loans and Guarantees for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2010.

Treatment of Protracted Arrears

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. During FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro, formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in 1996. See the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies, for additional information.

Commercial Credit Risk

The effective management of credit risk is vital to the success of IBRD’s funding, investment and asset/ liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers and to manage its exposure to fluctuations in interest and currency rates.

IBRD migrates the counterparty credit risk arising from investments and derivatives through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty and security-specific creditworthiness,

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	19

assigning credit limits, and determining the risk profile of specific transactions. Credit limits are calculated and monitored taking into consideration current market values, estimates of potential future movements in those values, and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and highly liquid investment securities.

For derivative products, IBRD uses the estimated replacement cost of the derivative as the measure of credit risk exposure. While the contractual principal amount of derivatives is the most commonly used volume measure in the derivative markets, it is not a measure of credit or market risk.

For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria (See Box 3) and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. As a result of these mark-to-market collateral arrangements, IBRD’s residual commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities.

With respect to futures and options, IBRD generally closes out most open positions prior to expiration. Futures are settled on a daily basis.

Under the mark-to-market collateral arrangements, when IBRD is in a net receivable position higher than the agreed upon collateral threshold allocated to the counterparty, counterparties are required to post collateral with IBRD. Where IBRD is permitted to repledge collateral received in the form of liquid investment securities in connection with swap agreements, the cash proceeds are subsequently invested in money market and other liquid financial instruments under terms substantially equivalent to those set forth in IBRD’s Investment Guidelines, and are included under Investments - Trading on the Balance Sheet.

For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements-Note F- Derivative Instruments.

Table 12 provides details of IBRD’s estimated credit exposure on its investments and swaps portfolios, net of collateral held, by counterparty rating category.

The decrease in credit exposure reflects a decrease in the size of the IBRD investment program due to a decrease in liquidity held and a relatively smaller decrease in IBRD’s net swap exposure. As the global financial crisis eased, a decision was taken to return to lower levels of liquidity, though these levels continued to be well above the prudential minimum. Decreases in the portfolio size are reflected largely in the decrease in holdings of sovereign and sovereign-guaranteed securities. In addition, the credit quality of the portfolio has improved due to a continued preference for highly rated securities and counterparts across all categories of IBRD’s investments. After the effects of exposure netting arrangements across multiple transactions with a single counterpart, the net credit exposure from swaps increased from $8,339 million at June 30, 2009 to $10,985 million at June 30, 2010. The swap credit exposure of $10,985 million is offset by collateral of $10,158 million resulting in a net swap exposure of $827 million.

Box 3: Eligibility Criteria for IBRD’s Investment Securities

Instrument Securities	Description
Sovereigns

IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, if government obligations are denominated in the national currency of the issuer, no rating is required.

Agencies

IBRD may only invest in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization or any other official entity other than the government of a member country, with a minimum credit rating of AA-.

Corporates and asset-backed securities	IBRD may only invest in securities with a AAA credit rating.
Time deposits[a]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Equity securities in the LTIP portfolio

IBRD may invest in any marketable equity security provided that the security is included in the Russell 3000 Index or MSCI World, ex-US Index, or similar indices, as well as any other securities or financial instruments (including commingled or mutual funds and Exchange Traded Funds) that are typically used by asset management firms or other financial institutions in portfolios that seek to track all or part of these indices.

a	Time deposits include certificates of deposit, bankers’ acceptances and other obligations issued or unconditionally guaranteed by banks or other financial institutions

20	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

Table 12: Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	At June 30, 2010					At June 30, 2009
	Investments		Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total	Total Exposure on Investments and Swaps	% of Total
Counterparty Rating	Sovereigns	Agencies, ABS, Corporates and Time Deposits
AAA	$7,561	$6,160	$93	$13,814	38%	$8,709	21%
AA	5,818	10,039	586	16,443	46	25,642	63
A	713	4,944	148	5,805	16	6,692	16
BBB	—	4	—	4	*	4	*
BB	—	7	—	7	*	—	—

Total	$14,092	$21,154	$827	$36,073	100%	$41,047	100%

a.	Excludes (a) $685 million of equity securities for the LTIP portfolio and (b) exposures due to swaps executed with IBRD clients including (i) borrowing member countries ($376 million swap exposure) and (ii) IDA intermediation ($47 million). Swaps for IFFIm have no current exposure.
*	Denotes less than 0.5%.

Market Risk

IBRD is exposed to changes in interest and exchange rates and uses various strategies to keep its exposure to market risk at a minimal level.

Interest Rate Risk

There are four main sources of interest rate risk to IBRD. The first is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The second is refinancing risk for fixed spread loans. The third is the interest rate lag associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The fourth area of risk is debt overhang in borrowings funding multicurrency loan pools.

Equity Earnings Risk

The increase in the volume of loans with interest rates linked to LIBOR has increased the sensitivity of IBRD’s operating income to changes in market interest rates.

As of June 30, 2010, 73% of the loan portfolio was linked to variable interest rates, therefore, income from equity invested in these variable interest rate loans is very sensitive to nominal interest rates. As a result, operating income has become more vulnerable to short-term interest rates. To hedge this risk, IBRD has engaged in an equity duration extension strategy which employs interest rate swaps to increase the duration of equity from three months to approximately four years. This strategy seeks to increase the stability of operating income by taking a greater exposure to long-term interest rates.

Refinancing Risk

Refinancing risk for the funding of fixed-spread loans relates to the potential impact of any future deterioration in the Bank’s funding spread, since loans are not funded to their final maturities. IBRD charges an associated risk premium and management carries out periodic reviews of the adequacy of the risk premium given future expectations about IBRD’s funding levels.

Interest Rate Lag Risk

The borrowing cost pass-through formulation incorporated in the lending rates charged on IBRD’s cost pass-through pool loan products (currency pool loans) poses an additional interest rate lag risk. This risk exists as the cost pass-through formulation is done with a six-month lag. Since IBRD is unable to economically hedge this risk, this product has been unavailable since FY 2001.

Debt Overhang Risk

This risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. As the outstanding balance in this closed pool product declines, the amount of debt allocated to the multicurrency debt pool is expected to exceed the balance of the multicurrency loan pool by the end of FY 2012. To manage this risk, IBRD executed forward-starting swaps from FY 2000 to change the interest rate characteristics of the overfunded debt from fixed to variable.

As of June 30, 2010, the debt overhang was within management’s expected parameters. Should the amount of debt overhang remain at the currently projected levels, IBRD does not anticipate executing additional forward-starting swaps.

Other Interest Rate Risks

Interest rate risk on non-cost pass-through products, which accounted for 50% of the loan portfolio at June 30, 2010 (52% at June 30, 2009), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component of the loan portfolio affected by IBRD’s equity duration extension strategy.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	21

The interest rate risk on IBRD’s liquid asset portfolio, which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates, is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD’s assets, liabilities and derivative financial instruments. On variable rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Exchange Rate Risk

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. However, the reported levels of its assets, liabilities, income and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts compared to IBRD’s reporting currency, the U.S. dollar.

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its equity-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD’s ability to better absorb unexpected losses from arrears of loan repayments regardless of the market environment.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. For a discussion on how liquidity is managed, refer to Section 4- Investment Activities.

Operational Risk Management

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, and includes business disruption and system failure, transaction processing failures and failures in execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operational risks.

IBRD attempts to mitigate operational risk by maintaining a system of internal control that is designed to keep that risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. In addition, IBRD conducts periodic risk assessments to identify and prioritize risk and take appropriate actions.

The primary responsibility for the management of operational risk resides with business units. For IBRD’s financial operations, IBRD’s managers are responsible for identifying operational risks and establishing, maintaining and monitoring appropriate internal control in their respective areas using an operational risk management framework.

This framework requires each business unit to document operational risks and controls and assess the magnitude of risks. An independent unit supports this process by undertaking periodic reviews.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, operational and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, as well as any significant developments in risk management policies and controls.

7. FAIR VALUE ANALYSIS

Fair Value Balance Sheet

IBRD’s total assets on a fair value basis increased by $9,161 million during the fiscal year. Most of this increase was attributable to the loan portfolio’s growth in FY 2010.

The Condensed Fair Value Balance Sheets in Table 13 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. The Condensed Fair Value Balance Sheets is presented with a reconciliation to the reported basis.

22	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

Table 13: Condensed Balance Sheets at June 30, 2010 and 2009

In millions of U.S. dollars

	June 30, 2010			June 30, 2009
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$1,803		$1,803	$3,044		$3,044
Investments	36,301		36,301	41,045		41,045
Receivable from derivatives	121,626		121,626	123,065		123,065
Net loans outstanding	118,104	$(168)	117,936	103,657	$(1,739)	101,918
Other assets	5,176		5,176	4,609		4,609

Total assets	$283,010	$(168)	$282,842	$275,420	$(1,739)	$273,681

Borrowings	$128,577	$(14)[a]	$128,563	$110,040	$(18)[a]	$110,022
Payable for derivatives	110,418		110,418	115,642		115,642
Other liabilities	6,460		6,460	9,701		9,701

Total liabilities	245,455	(14)	245,441	235,383	(18)	235,365
Paid in capital stock	11,492		11,492	11,491		11,491
Retained earnings and other equity	26,063	(154)	25,909	28,546	(1,721)	26,825

Total equity	37,555		37,401	40,037		38,316

Total liabilities and equity	$283,010	$(168)	$282,842	$275,420	$(1,739)	$273,681

a.	Includes transition adjustment on adoption of a new U.S. GAAP guidance on derivatives and hedging on July 1, 2000.

Loan Portfolio

At June 30, 2010, 79% (FY 2009: 78%) of IBRD’s loan portfolio was denominated in U.S. dollars, and 17% (FY 2009: 18%) was denominated in euros. In addition, 75% (FY 2009: 78%) of the loans carried variable interest rate terms and the remaining carried fixed interest rate terms. See Figure 4 for the currency composition and interest rate structure of IBRD’s loan portfolio.

In FY 2010, borrowing member countries exhibited a preference for IFLs with variable spread terms versus those with fixed spread terms, since the spreads for the latter were higher. As a result, for FY 2010, 82% (FY 2009: 39%) of the loan commitments carried variable spreads and the remaining carried fixed spreads.

On a fair value basis, the loan portfolio increased by $16,018 million compared with June 30, 2009, primarily reflecting the increase in demand for IBRD’s loan products. This increase comprises net disbursements of $17,230 million consistent with the higher demand, and a positive fair value adjustment of $1,562 million primarily due to the downward shift in the yield curves of all major currencies during the year. The increase was partially offset by currency translation losses of $2,807 million primarily due to the depreciation of the euro against the U.S. dollar in FY 2010.

Investments Portfolio

As part of IBRD’s financial risk management, IBRD primarily holds short-term U.S. dollar fixed income securities, as well as other securities swapped into U.S. dollars. The portfolio has an average duration of less than three months. In anticipation of large loan disbursements in FY 2011, IBRD’s funding program has resulted in the liquidity portfolio exceeding 150% of the prudential minimum, as of June 30, 2010.

At June 30, 2010, on a fair value basis, the net asset value of the investment portfolio decreased by $2,096 million as compared to June 30, 2009 (See Notes to Financial Statements-Note C-Investments). This decrease was primarily due to $17,150 million of net cash outflows for loan disbursements, partially offset by net cash inflows from financing activities of $14,547 million, as well as net mark-to-market gains of $126 million.

Borrowing Portfolio

The currency composition of IBRD’s borrowing portfolio excluding derivatives as of June 30, 2010 is illustrated in Figure 8 with 56% (FY 2009: 46%) of the portfolio denominated in U.S. dollars, 10% (FY 2009: 13%) denominated in Japanese yen and 9% (FY 2009: 13%) denominated in euro. After including derivatives, 82% (FY 2009: 82%) of the portfolio is denominated in U.S. dollars and 15% (FY 2009: 15%) is denominated in euros.

As of June 30, 2010, after including derivatives, 73% (FY 2009: 72%) of IBRD’s borrowing portfolio (excluding discount notes) is variable and the remaining is fixed (See Figure 7). Derivatives are used to manage the repricing risk between IBRD’s loan and borrowing portfolios.

IBRD increased its borrowing activity to fund the increase in lending activity for FY 2010, as well as in anticipation of higher loan disbursements in FY 2011. The borrowing portfolio, net of derivatives, increased by $16,207 million, as compared to June 30, 2009 (See Notes to Financial Statements-Note E-Borrowings). This was primarily due to net borrowing issuances (including derivatives) of $15,285 million, consistent with the higher lending

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	23

volumes, and unrealized losses of $2,157 million primarily resulting from the decline of the U.S. dollar yield curve (see Figure 11) as well as the tightening of IBRD’s credit spreads. This was partially offset by currency translation gains of $2,114 million, as a result of the depreciation of the euro against the U.S. dollar in FY 2010.

Fair Value Net Income

Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustments relating to the loan portfolio, as well as the components of other comprehensive income as reported in the financial statements. Table 14 provides a reconciliation from operating income on a reported basis to net income on a fair value basis.

The net loss on a fair value basis was $870 million, compared to $225 million in FY 2009. This was primarily due to the following factors:

Board of Governors Approved Transfers

Board of Governors-Approved Transfers were higher by $101 million over the same period last year due to higher transfers to IDA of $201 million, partially offset by lower transfers to various trust funds of $100 million.

Fair Value Adjustment on Non-Trading Portfolios, net

The fair value adjustment on non-trading portfolios, net, consists of the fair value adjustments on the borrowing portfolio (including derivatives), all other derivatives other than those in the investment portfolio, and the fair value adjustment on loans with embedded derivatives.

During FY 2010, IBRD experienced net unrealized losses of $1,038 million, compared with net unrealized gains of $3,280 million in FY 2009. The net unrealized losses of $1,038 million were primarily due to $2,157 million of unrealized losses on the borrowing portfolio (including derivatives), partially offset by $1,097 million of unrealized gains from the derivatives held in the asset/liability management portfolio5. The unrealized losses on the borrowing portfolio were primarily due to the decline of the U.S. dollar yield curve (See Figure 11), as well as the tightening of IBRD’s credit spreads. The unrealized gains from the derivatives held in the asset/liability management portfolio were primarily due to gains from the interest rate swaps due to lower interest rates (See Figure 11) related to the equity duration extension strategy. These swaps have the effect of extending the duration of IBRD’s equity.

During FY 2009, IBRD experienced net unrealized gains of $3,280 million on the non-trading portfolios primarily due to unrealized gains from the derivatives held in the asset/liability management portfolio from the equity duration extension strategy reflecting the decrease in interest rates and unrealized gains on the borrowing portfolio (including derivatives) reflecting the widening of IBRD’s credit spreads.

Figure 11: IBRD’s U.S. Dollar Funding Curve

Fair Value Adjustment on Loans

The fair value adjustment on loans for FY 2010 was a positive $1,562 million (including the reversal of the release of provision for losses on loans and guarantees of $32 million), compared to negative $1,454 million (including the reversal of the provision for losses on loans and guarantees of $284 million) during FY 2009. This adjustment reflects changes in both interest rates and credit risk. The positive fair value adjustment during FY 2010 was primarily driven by the downward shift in the yield curves of all major currencies. In contrast, for FY 2009, the negative fair value adjustment was primarily driven by the widening of CDS spreads.

Changes to Other Comprehensive Income

During FY 2010, IBRD experienced a loss of $1,355 million (see Table 15) primarily due to the following factors:

Unrecognized net actuarial losses on benefits plans: $724 million of unrecognized net actuarial losses, primarily due to the decrease in the discount rates used to determine the projected benefit obligation, partially offset by higher actual returns on plan assets compared to expected returns.

[5]	The derivatives held in the asset/liability management portfolio are presented in IBRD’s balance sheet under ‘Derivative Assets’ – Others and ‘Derivative Liabilities’ - Others.

24	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

Table 14: Condensed Statements of Income for the years ended June 30, 2010 and 2009

In millions of U.S. dollars

	June 30, 2010			June 30, 2009
	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]
Income from loans	$2,493		$2,493	$3,835		$3,835
Income from investments, net[b]	367		367	603		603
Other income	1,248		1,248	599		599

Total income	4,108		4,108	5,037		5,037

Borrowing expenses	1,750		1,750	2,739		2,739
Administrative expenses including contributions to special programs	1,589		1,589	1,441		1,441
Release of provision for losses on loans, guarantees and DDOs	(32)	$32	—	284	$(284)	—
Other Expenses	1		1	1		1

Total expenses	3,308	32	3,340	4,465	284	4,181

Operating income	800	(32)	768	572	284	856
Board of Governors-Approved Transfers	(839)		(839)	(738)		(738)
Fair value adjustment on non-trading portfolios, net	(1,038)		(1,038)	3,280		3,280
Fair value adjustment on loans		1,594	1,594		(1,738)	(1,738)
Changes to other comprehensive income		(1,355)	(1,355)		(1,885)	(1,885)

Net (Loss) Income	$(1,077)	$207	$(870)	$3,114	$(3,339)	$(225)

a.	Comprehensive basis comprises net income on a reported basis, the components of other comprehensive income as reported in the financial statements, and the fair value adjustments.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.

Currency translation adjustments: $636 million negative currency translation adjustments, primarily due to the depreciation of the euro (13%), slightly offset by the appreciation of the Japanese yen (8%) against the U.S. dollar in FY 2010. Table 15 provides a summary of currency translation adjustments by portfolio. The loan portfolio contributed negative $2,807 million. The total percentage of loans denominated in currencies other than the U.S. dollar at June 30, 2010 was 21%, of which the euro and the Japanese yen accounted for approximately 81% and 10%, respectively (See Figure 4c). The borrowing portfolio accounted for a positive adjustment of $2,114 million. The total percentage of borrowings, including derivatives, denominated in currencies other than the U.S. dollar at June 30, 2010 was 18%, of which the euro and the Japanese yen accounted for approximately 83% and 11%, respectively (See Figure 8).

During FY 2009, IBRD experienced a loss of $1,855 million primarily (see Table 15) due to the following factors:

Unrecognized net actuarial losses on benefits plans: $1,581 million unrecognized net actuarial losses, primarily due to lower actual returns on plan assets compared to expected returns, partially offset by actuarial gains due to the increase in the discount rates used to determine the projected benefit obligation.

Table 15: Summary of Changes to Other

Comprehensive Income (Fair Value Basis)

In millions of U.S. dollars

	FY 2010	FY 2009	Variance
Unrecognized net actuarial losses on benefit plans	$(724)	$(1,581)	$857
Unrecognized prior Service credit on benefit plans, net	6	—	6
Derivatives and hedging transition adjustment[a]	(1)	22	(23)
Currency translation adjustments	(636)	(326)	(310)
Of which:
Loans	(2,807)	(1,657)
Borrowings	2,114	887
Net other assets and liabilities	57	444

Total	$(1,355)	$(1,885)	$530

a.	Transition adjustment on adoption of a new U.S. GAAP guidance on derivatives and hedging on July 1, 2000.

Currency translation adjustments: $326 million negative currency translation adjustments, primarily due to the depreciation of the euro (11%), slightly offset by the appreciation of the Japanese yen (13%) against the U.S. dollar.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	25

8. REPORTED BASIS ANALYSIS

Reported Basis Balance Sheet

In IBRD’s balance sheet on a reported basis, borrowing and investment portfolios are carried at fair value, while the loan portfolio is carried at amortized cost (except for a loan with embedded derivatives which is reported at fair value).

Net loans outstanding on a reported basis increased by $14,447 million in FY 2010. This was primarily due to net disbursements of $17,230 million which were driven by the increase in demand for IBRD’s loans and a decrease in the accumulated provision for loan losses of $79 million, partially offset by currency translation losses of $2,846 million.

See Table 13 for IBRD’s condensed reported basis balance sheet with a reconciliation to fair value basis.

Reported Basis Operating Income

IBRD’s operating income on a reported basis is broadly comprised of income from interest-earning assets (net of funding cost) and the equity duration extension swap portfolio, less the provision for losses on loans, guarantees and DDOs and administrative expenses. In FY 2010, IBRD’s operating income was higher primarily due to the $316 million decrease in the provision for losses on loans, guarantees and DDOs. Table 16 shows a breakdown of operating income, net of funding costs, on a reported basis. The major variances from year-to-year are explained below.

FY 2010 versus FY 2009

The increase of $228 million in operating income is explained by the following factors.

Provision for losses on loans, guarantees and DDOs: The $316 million decrease in the provision for losses on loans, guarantees and DDOs was as a result of the improvements in the credit quality of the loan portfolio over the prior year.

Net Interest income: The $99 million reduction in net interest income was primarily due to the $779 million decrease in equity savings as a result of the lower short-term interest rate environment, in particular U.S. dollar six month LIBOR (See Figure 12). This lower interest rate environment also contributed to a $737 million increase in interest income primarily due to the equity duration extension portfolio, as IBRD is a variable interest rate payer and a fixed interest rate receiver for this portfolio.

Figure 12: Six-Month LIBOR Interest Rates U.S. Dollar

Investment income: The $124 million increase in investment income, net of funding costs, was primarily due to mark-to-market gains from the tightening of credit spreads.

LTIP income: There was a $57 million increase in income from LTIP. IBRD implemented LTIP during the second quarter of FY 2009.

Table 16: Reported Basis Operating Income

In millions of U.S. dollars

	FY 2010	FY 2009	FY 2008	FY 2010 vs FY 2009	FY 2009 vs FY 2008
Interest income, net of funding costs
Interest margin	$444	$501	$549	$(57)	$(48)
Equity savings	324	1,103	1,608	(779)	(505)
Other interest Income	983	246	10	737	236

Net interest income	1,751	1,850	2,167	(99)	(317)
Other loan income	33	46	340	(13)	(294)
Provision for losses on loans, guarantees and DDOs – decrease (increase)	32	(284)	684	316	(968)
Investment income (loss), net of funding costs	110	(14)	49	124	(63)
LTIP Income	118	61	—	57	61
Net non-interest expense	(1,244)	(1,087)	(969)	(157)	(118)

Operating Income – Reported Basis	$800	$572	$2,271	$228	$(1,699)

26	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

FY 2009 versus FY 2008

The decrease of $1,699 million in operating income is explained by the following factors.

Provision for losses on loans, guarantees and DDOs: The $968 million increase in the provision reflects the impact of changes in the credit quality of the accrual portfolio during FY 2009, compared with the impact of positive developments in the nonaccrual portfolio in FY 2008.

Net Interest income: The $317 million reduction in net interest income was primarily due to a $505 million decrease in equity savings as a result of the lower in short-term interest rate environment, in particular U.S. dollar six month LIBOR (See Figure 12). This lower interest rate environment also contributed to a $236 million increase in interest income primarily due to the equity duration extension portfolio, as IBRD is a variable interest rate payer and a fixed interest rate receiver for this portfolio.

Other loan income: The $294 million decrease in other loan income includes $269 million associated with Liberia’s and Cote d’Ivoire’s clearance of all overdue interest and charges to IBRD in FY 2008.

Investment income: The $63 million decrease in investment income, net of funding costs was primarily due to the widening of credit spreads reflecting the impact of the global economic crisis.

Net Noninterest Expense

The main components of net noninterest expense are presented in Table 17.

FY 2010 versus FY 2009

Net noninterest expense increased by $157 million primarily due to a $93 million increase in pension and other post retirement benefits resulting from lower gains from pension assets and a $43 million increase in staff costs, consistent with inflation.

FY 2009 versus FY 2008

Net noninterest expense increased by $118 million primarily due to a $77 million increase in pension and other post retirement benefits due to an increase in interest and service cost, and a $51 million increase in staff costs, consistent with inflation.

9. CONTRACTUAL OBLIGATIONS

In the normal course of business, IBRD enters into various contractual obligations that may require future payments. Table 18 summarizes IBRD’s significant contractual obligations, by remaining maturity, at June 30, 2010.

Debt includes all borrowings (excluding derivatives) at fair value. See Notes to Financial Statements-Note E- Borrowings for additional information on the borrowing portfolio.

Operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and MIGA in accordance with cost sharing and service arrangements (additional information can be found in the Notes to Financial Statements-Note H –Transactions with Affiliated Organizations).

Table 17: Net Noninterest Expense

In millions of U.S. dollars

	FY 2010	FY 2009	FY 2008	FY 2010 vs FY 2009	FY 2009 vs FY 2008
Administrative expenses
Staff costs	$632	$589	$538	$43	$51
Operational travel	116	108	110	8	(2)
Consultant fees	143	131	116	12	15
Pension and other postretirement benefits	158	65	(12)	93	77
Communications and IT	84	82	80	2	2
Contractual services	94	94	83	—	11
Equipment and buildings	161	149	138	12	11
Other Expenses	33	26	29	7	(3)

Total administrative expenses	1,421	1,244	1,082	177	162
Contribution to special programs	168	197	176	(29)	21
Service fee revenues	(311)	(295)	(272)	(16)	(23)
Externally funded outputs income	(24)	(28)	(11)	4	(17)
Net other income	(10)	(31)	(6)	21	(25)

Total Net Noninterest Expense	$1,244	$1,087	$969	$157	$118

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	27

Table 18: Contractual Obligations

In millions of U.S. dollars

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Borrowings (at fair value)	$128,577	$33,959	$29,790	$22,693	$42,135
Operating leases	626	69	121	104	332
Contractual purchases and capital expenditures	74	50	24	—	—
Other long-term liabilities	424	95	73	87	169

Total	$129,701	$34,173	$30,008	$22,884	$42,636

Table 18 excludes the following obligations presented in IBRD’s balance sheet: undisbursed loans; payable for currency and interest rate swaps; payable for investment securities purchased, cash received under agency arrangements, and payable for transfers approved by the Board of Governors.

10. CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Note A of IBRD’s financial statements contains a summary of IBRD’s significant accounting policies. These policies, as well as estimates made by management, are integral to the presentation of IBRD’s financial condition. While all of these policies require a certain level of management judgment and estimates, this section discusses the significant accounting policies that require management to make judgments that are difficult, complex or subjective, and relate to matters that are inherently uncertain.

Provision for Losses on Loans, Guarantees and DDOs

IBRD’s accumulated provision for losses on loans, guarantees and DDOs reflects the probable losses inherent in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees and the effective but undisbursed DDOs) is then assigned a credit risk rating. With respect to loans in the accrual portfolio, these loans are grouped according to the assigned risk rating. Loans in the non-accrual portfolio are individually assigned the highest risk rating. Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. The provision required is calculated by multiplying the outstanding exposure by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default. For loans that are carried at fair value, the credit risk assessment is incorporated in the determination of fair value.

The determination of a borrower’s risk rating is based on both quantitative and qualitative analyses of various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision, accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers’ creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD’s total loans. The accumulated provision for losses on guarantees and DDOs is included in other liabilities. Increases or decreases in the accumulated provision for losses on loans, guarantees and DDOs is reported in the Statement of Income as provision for losses on loans, guarantees and DDOs.

Additional information on IBRD’s provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related policies and Note D-Loans and Guarantees.

Fair Value of Financial Instruments

When possible, fair values are determined by quoted market prices for the same or similar instruments. If quoted market prices are not available, then fair values are based on discounted cash flow models using market estimates of cash flows and discount rates. Some financial assets and liabilities use valuation techniques which require significant unobservable inputs. These inputs require management to make assumptions and judgments.

All the financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel. These models use market sourced inputs, such as interest rates, exchange rates and volatilities and may incorporate unobservable inputs. Selection of these inputs may involve some judgment. Imprecision in estimating these factors,

28	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

and changes in assumptions, can impact net income and IBRD’s financial position as reported in the financial statements.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters, ensuring that valuation models are reviewed and validated both internally and externally, and applying its approach consistently from period to period.

Pension and Other Postretirement Benefits

IBRD participates, along with IFC and Multilateral Investment Guarantee Agency (MIGA), in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are subsequently shared between IBRD and IDA based on an agreed cost sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations and funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit changes and economic conditions. For further details, refer to Notes to Financial Statements-Note J -Pension and Other Postretirement Benefits.

11. GOVERNANCE AND CONTROL

General Governance

IBRD’s decision-making structure consists of the Board of Governors, the Executive Directors (the Board) and the President and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five year term which is renewable. The Board of Governors may delegate authority to the Board to exercise any of its powers, with the exception of certain powers enumerated in IBRD’s Articles.

Board Membership

In accordance with its Articles, members of IBRD’s Executive Directors are appointed or elected by their member governments. Currently the Board is composed of 24 Executive Directors with elections being held every two years. These Executive Directors are neither officers nor staff of IBRD. The President is the only management member of the Board of Executive Directors, serving as a non-voting member and as Chairman of the Board.

The Executive Directors have established several Committees including:

•	Committee on Development Effectiveness

•	Audit Committee

•	Budget Committee

•	Personnel Committee

•	Ethics Committee

•	Committee on Governance and Administrative Matters

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee’s terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Executive Directors in discharging its responsibilities.

The Executive Directors are required to consider proposals made by the President on IBRD’s loans and guarantees, and other policies that impact IBRD’s general operations. The Executive Directors are also responsible for presenting to the Board of Governors, at the Annual Meetings, an audit of accounts, an administrative budget, and an annual report on operations and policies as well as other matters.

Senior Management Changes

Effective June 1, 2010, Sri Mulyani Indrawati was appointed as Managing Director of IBRD.

Effective June 30, 2010, Juan Jose Daboub and Graeme Wheeler, retired as Managing Directors of IBRD.

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership on the Committee is determined by the Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors.

Key Responsibilities

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IBRD’s finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal control regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the auditor. The Audit Committee participates in oversight of the internal audit function and reviews the annual internal audit plan. In the execution of its role, the Committee discusses with management, the external

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	29

auditors, and the internal auditors, financial issues and policies which have a bearing on the institution’s financial position and risk-bearing capacity. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends the annual audited financial statements for approval to the Executive Directors. The Audit Committee updated its terms of reference in July 2009.

Executive Sessions

Under the Committee’s terms of reference, members of the Committee may convene in executive session at any time, without management present. It meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information, which supports the execution of its duties. The Audit Committee meets both formally and informally throughout the year to discuss relevant matters. Executive Directors have complete access to management. The Audit Committee reviews and discusses with management topics contemplated in their Terms of Reference.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Business Conduct

Staff members’ ethical obligations to the institution are embodied in its core values and principles of staff employment. In support of this commitment, the institution has in place a code of conduct, entitled Living our Values (the Code). The Code applies to all staff worldwide and is available on IBRD’s website, www.worldbank.org.

In addition to the Code, Staff and Administrative Manuals, guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank’s business conduct framework.

The World Bank has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers numerous methods of world wide communication. Reporting channels include: phone, mail, email, anonymously, or through confidential submission through a website.

IBRD has in place procedures for the receipt, retention and handling of recommendations and concerns relating to business conduct identified during accounting, internal control and auditing processes.

The World Bank’s Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten the operations or governance of the Bank Group. Additionally, these rules offer protection from retaliation. Strengthened whistleblower protections have also been implemented recently.

Auditor Independence

The appointment of the external auditor of IBRD is governed by a set of Board-approved principles. Key features of those principles include:

•	Prohibition of the external auditor from the provision of all non audit-related services.

•	All audit-related services must be pre-approved on a case-by-case basis by the Board of Executive Directors, upon recommendation of the Audit Committee.

•	Mandatory rebidding of the external audit contract every five years, with a limitation of two consecutive terms and mandatory rotation thereafter.

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Executive Directors.

Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. The Audit Committee meets periodically with the external auditor, and individual members of the Audit Committee have independent access to the external auditor. IBRD’s auditors also follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards.

Internal Control

Internal Control Over Financial Reporting

Management makes an annual assertion whether, as of June 30 of each fiscal year, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in Committee of Sponsoring Organizations of the Treadway Commission (COSO). Concurrently, IBRD’s external auditors provide an attestation report on whether management’s assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

For each fiscal year, management performs an evaluation of internal control over external financial reporting for the purpose of determining if there are any changes made in internal control during the

30	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

fiscal year covered by the report that materially affect, or would be reasonably likely to materially affect IBRD’s internal control over external financial reporting. As of June 30, 2010 no such changes had occurred.

Disclosure Control and Procedures

Disclosure control and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the Chief Financial Officer have concluded that these controls and procedures were effective as of June 30, 2010.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	31

GLOSSARY OF TERMS

Asset-backed Securities: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

COSO: Committee of Sponsoring Organizations of the Treadway Commission. COSO was formed in 1985 to sponsor the National Commission on Fraudulent Financial Reporting, an independent private-sector initiative which studied the causal factors that can lead to fraudulent financial reporting. In 1992, COSO issued its Internal Control-Integrated Framework, which provided a common definition of internal control and guidance on judging its effectiveness.

Credit Default Swaps (CDS): A derivatives contract that provides protection against deteriorating credit quality and would allow one party to receive payment in the event of a default or specified credit event by a third party.

Currency Swaps (including Currency Forward Contracts): Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Duration: Duration provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with fair value adjustment on non-trading portfolios, net), the proposed transfer from unallocated net income to general reserves (where there are firm estimates available), underfunded status of IBRD’s pension plans and the cumulative income earned on LTIP assets adjusted by the fixed draw down amount divided by the sum of loans outstanding, the present value of guarantees, effective but undisbursed DDOs, net of the accumulated provision for losses on loans, effective and undisbursed DDOs and guarantees, deferred loan income and Long-Term Income Portfolio assets.

Equity Savings: Interest cost saved by deploying equity instead of debt to fund loans.

Forward Starting Swaps: A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Futures: Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

Government and Agency Obligations: These obligations include marketable bonds, notes and other obligations issued by governments.

Hedging: Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in value or cash flow of the underlying instrument or economic condition.

Interest Margin: The spread between loan returns and debt cost.

Interest Rate Swaps: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR: London interbank offered rate.

Maintenance of Value: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent.

Net Disbursements: Loan disbursements net of repayments and prepayments.

Options: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Repurchase and Resale Agreements and Securities Loans: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

Return on Equity: This return is computed as net income divided by the average equity balance during the year.

Risk-bearing Capacity: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

Strategic Capital Adequacy Framework: Evaluates IBRD’s capital adequacy as measured by stress test and appropriate long term equity-to-loan target range. This target equity-to-loans range provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The capital adequacy framework has been approved by the Executive Directors.

Statutory Lending Limit: Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Swaptions: A swaption is an option which gives the holder the right to enter into an Interest Rate Swap or Currency Swap at a future date.

Time Deposits: Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

World Bank: Refers collectively to IBRD and IDA in this document.

32	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010

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IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2010	33

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF INTERNAL

CONTROL OVER EXTERNAL FINANCIAL REPORTING

August 5, 2010

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and attestation of its internal control over financial reporting was valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, support the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2010. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2010. The independent audit firm that audited the financial statements has issued an attestation report on management’s assertion on IBRD’s internal control over external financial reporting.

34    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    35

INDEPENDENT AUDITORS’ REPORT ON MANAGEMENT’S ASSERTION REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

KPMG LLP 2001 M Street, NW Washington, DC 20036

Independent Auditors’ Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have examined management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that the International Bank for Reconstruction and Development (IBRD) maintained effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission (COSO). IBRD’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that IBRD maintained effective internal control over financial reporting as of June 30, 2010 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the accompanying balance sheet of IBRD as of June 30, 2010 and 2009, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2010, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the fiscal years in the two-year period ended June 30, 2010, and our report dated August 5, 2010 expressed an unqualified opinion on those financial statements.

August 5, 2010

36    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

INDEPENDENT AUDITORS’ REPORT

KPMG LLP 2001 M Street, NW Washington, DC 20036

Independent Auditors’ Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have audited the accompanying balance sheet of the International Bank for Reconstruction and Development (IBRD) as of June 30, 2010 and 2009, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2010, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the fiscal years in the two-year period ended June 30, 2010. These financial statements are the responsibility of IBRD’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements of IBRD for the year ended June 30, 2008 were audited by other auditors whose report dated August 7, 2008, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2010 and 2009, and the results of its operations and its cash flows for each of the fiscal years in the two-year period ended June 30, 2010 in conformity with U.S. generally accepted accounting principles.

We also have examined, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that IBRD maintained effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 5, 2010 expressed an unqualified opinion on management’s assertion.

August 5, 2010

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    37

BALANCE SHEET

June 30, 2010 and June 30, 2009

Expressed in millions of U.S. dollars

	2010	2009
Assets
Due from Banks
Unrestricted currencies	$1,581	$2,380
Currencies subject to restrictions—Note B	222	664

	1,803	3,044

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $204 million—June 30, 2010; $30 million—June 30, 2009)—Note C	36,012	41,012
Securities Purchased Under Resale Agreements—Note C	289	33
Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	1,123	1,202
Derivative Assets
Investments—Notes C and F	13,249	18,467
Client operations—Note F and H	17,633	19,559
Borrowings—Notes E and F	87,457	82,793
Others—Note F	3,287	2,246

	121,626	123,065

Receivable to Maintain Value of Currency Holdings on Account of Subscribed Capital	171	176
Other Receivables
Receivable from investment securities traded—Note C	47	95
Accrued income on loans	764	889

	811	984

Loans Outstanding (Summary Statement of Loans, Note D and H)
Total loans	183,677	156,823
Less undisbursed balance	63,574	51,125

Loans outstanding (including loans at fair value of $109—June 30, 2010; $78 million—June 30, 2009)	120,103	105,698
Less:
Accumulated provision for loan losses	1,553	1,632
Deferred loan income	446	409

Net loans outstanding	118,104	103,657

Other Assets
Assets under retirement benefits plans—Note J	—	325
Premises and equipment (net)	635	625
Miscellaneous—Note H	2,436	1,297

	3,071	2,247

Total assets	$283,010	$275,420

38    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

	2010	2009
Liabilities
Borrowings—Note E	$128,577	$110,040
Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received—Note C	998	2,323
Derivative Liabilities
Investments—Notes C and F	13,360	18,923
Client operations—Note F and H	17,623	19,551
Borrowings—Notes E and F	78,655	76,321
Others—Note F	780	847

	110,418	115,642

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	8	57
Other Liabilities
Payable for investment securities purchased—Note C	307	2,457
Accrued charges on borrowings	1,190	1,495
Liabilities under retirement benefits plans—Note J	1,164	662
Accounts payable and miscellaneous liabilities—Notes D and H	2,793	2,707

	5,454	7,321

Total liabilities	245,455	235,383

Equity
Capital Stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital 1,581,724 shares—June 30, 2010, and June 30, 2009) Subscribed capital 1,574,526 shares—June 30, 2010, 1,574,315 shares— June 30, 2009)	189,943	189,918
Less uncalled portion of subscriptions	178,451	178,427

Paid-in capital	11,492	11,491
Deferred Amounts to Maintain Value of Currency Holdings—Note B	313	359
Retained Earnings (Statement of Changes in Retained Earnings, Note G)	28,793	29,870
Accumulated Other Comprehensive Loss—Note K	(3,043)	(1,683)

Total equity	37,555	40,037

Total liabilities and equity	$283,010	$275,420

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    39

STATEMENT OF INCOME

For the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008

Expressed in millions of U.S. dollars

	2010	2009	2008
Income
Loans—Note D
Interest	$2,460	$3,789	$5,426
Commitment charges	33	46	71
Investments, net—Trading—Notes C and F
Interest	241	625	1,140
Net gains (losses)	126	(22)	(74)
Other interest income—Note F	905	245	10
Other—Notes H and I	343	354	290

Total income	4,108	5,037	6,863

Expenses
Borrowings—Note E
Interest	1,697	2,664	3,934
Amortization of issuance costs	53	75	83
Administrative—Notes H, I, and J	1,421	1,244	1,082
Contributions to special programs	168	197	176
Provision for losses on loans, deferred drawdown options, and guarantees, (decrease) increase—Note D	(32)	284	(684)
Other	1	1	1

Total expenses	3,308	4,465	4,592

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	800	572	2,271
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and L	(1,038)	3,280	(40)
Board of Governors-approved transfers—Note G	(839)	(738)	(740)

Net (loss) income	$(1,077)	$3,114	$1,491

The Notes to Financial Statements are an integral part of these Statements.

40    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008

Expressed in millions of U.S. dollars

	2010	2009	2008
Net (loss) income	$(1,077)	$3,114	$1,491
Other comprehensive (loss) income—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	(5)	11	(20)
Net actuarial losses on benefit plans	(724)	(1,581)	(1,021)
Prior service credit on benefit plans, net	6	—	1
Currency translation adjustments	(637)	(366)	792

Total other comprehensive loss	(1,360)	(1,936)	(248)

Comprehensive (loss) income	$(2,437)	$1,178	$1,243

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2010, June 30, 2009, and June 30, 2008

Expressed in millions of U.S. dollars

	2010	2009	2008
Retained earnings at beginning of the fiscal year	$29,870	$29,322	$27,831
Adjustments to beginning balance: Cumulative effect of adoption of Fair Value Option—Note E	—	(2,566)	—
Net (loss) income for the fiscal year	(1,077)	3,114	1,491

Retained earnings at end of the fiscal year	$28,793	$29,870	$29,322

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    41

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008

Expressed in millions of U.S. dollars

	2010	2009	2008
Cash flows from investing activities
Loans
Disbursements	$(28,775)	$(18,529)	$(10,478)
Principal repayments	10,488	9,988	10,960
Principal prepayments	1,137	232	1,659
Loan origination fees received	32	24	6
Other investing activities, net	(73)	(74)	—

Net cash (used in) provided by investing activities	(17,191)	(8,359)	2,147

Cash flows from financing activities
Medium and long-term borrowings
New issues	31,696	39,092	15,526
Retirements	(26,703)	(18,653)	(23,799)
Net short-term borrowings	8,880	1,543	3,229
Net derivatives-Borrowings	102	133	1,767
Net derivatives-Other assets/liabilities	17	(1)	51
Capital subscriptions	1	5	—
Net capital transactions	554	77	94

Net cash provided by (used in) financing activities	14,547	22,196	(3,132)

Cash flows from operating activities
Net (loss) income	(1,077)	3,114	1,491
Adjustment to reconcile net (loss) income to net cash provided by (used in) operating activities
Fair value adjustment on non-trading portfolios, net	1,038	(3,280)	40
Depreciation and amortization	879	920	1,046
Provision for losses on loans and guarantees, (decrease) increase	(32)	284	(684)
Changes in:
Investments-Trading	4,388	(16,367)	(1,339)
Net investment securities traded/purchased-Trading	(2,144)	2,286	(567)
Net derivatives-Investments	277	832	(556)
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	(1,580)	561	1,851
Accrued income on loans	101	143	312
Miscellaneous assets	426	837	587
Payable for Board of Governors-approved transfers	—	—	(70)
Accrued charges on borrowings	(285)	(227)	(410)
Accounts payable and miscellaneous liabilities	(152)	(675)	(689)

Net cash provided by (used in) operating activities	1,839	(11,572)	1,012

Effect of exchange rate changes on unrestricted cash	6	(7)	9

Net (decrease) increase in unrestricted cash	(799)	2,258	36
Unrestricted cash at beginning of the fiscal year	2,380	122	86

Unrestricted cash at end of the fiscal year	$1,581	$2,380	$122

42    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

	2010	2009	2008
Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(2,846)	$(1,689)	$3,374
Investments-Trading	(611)	(569)	821
Borrowings	(89)	(3,611)	5,090
Derivatives-Investments	622	828	(619)
Derivatives-Borrowings	1,983	(2,900)	(2,891)
Capitalized loan origination fees included in total loans	80	36	12
Interest paid on borrowings	960	2,528	4,025

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    43

SUMMARY STATEMENT OF LOANS

June 30, 2010

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective [a]	Undisbursed balance of effective loans [b]	Loans outstanding	Percentage of total loans outstanding
Albania	$50	$—	$27	$23	0.02%
Algeria	20	—	11	9	0.01
Argentina	8,748	1,245	2,214	5,289	4.40
Armenia	141	21	47	73	0.06
Azerbaijan	1,802	172	1,368	262	0.22
Barbados	47	—	29	18	0.01
Belarus	515	43	204	268	0.22
Belize	14	—	—	14	0.01
Bolivia	—	—	—	*	*
Bosnia and Herzegovina	543	126	20	397	0.33
Botswana	372	136	234	2	*
Brazil	17,146	2,280	3,551	11,315	9.42
Bulgaria	1,548	—	281	1,267	1.05
Cameroon	27	—	—	27	0.02
Chile	278	3	75	200	0.17
China	19,195	1,414	4,904	12,877	10.72
Colombia	8,129	—	885	7,244	6.03
Costa Rica	732	500	162	70	0.06
Côte d’Ivoire	18	—	—	18	0.01
Croatia	2,014	32	604	1,378	1.15
Dominica	1	—	—	1	*
Dominican Republic	965	30	202	733	0.61
Ecuador	503	—	15	488	0.41
Egypt, Arab Republic of	5,401	1,355	1,515	2,531	2.11
El Salvador	1,059	250	266	543	0.45
Estonia	13	—	—	13	0.01
Gabon	41	—	23	18	0.01
Georgia	275	—	156	119	0.10
Grenada	16	5	1	10	0.01
Guatemala	1,708	115	212	1,381	1.15
Hungary	1,264	1,229	—	35	0.03
India	18,885	1,438	6,692	10,755	8.95
Indonesia	12,421	1,985	2,821	7,615	6.34
Iran, Islamic Republic of	1,045	—	191	854	0.71
Iraq	250	—	—	250	0.21
Jamaica	685	—	96	589	0.49
Jordan	1,201	—	165	1,036	0.86
Kazakhstan	3,934	1,017	2,306	611	0.51
Korea, Republic of	1,078	—	—	1,078	0.90
KosovoC	299	—	—	299	0.25
Latvia	395	—	122	273	0.23
Lebanon	409	—	96	313	0.26
Lesotho	2	—	—	2	*
Lithuania	22	—	—	22	0.02
Macedonia, former Yugoslav Republic of	446	11	169	266	0.22
Malaysia	17	—	—	17	0.01
Mauritius	329	20	116	193	0.16
Mexico	14,151	3,378	311	10,462	8.71
Moldova	98	—	—	98	0.08
Montenegro	257	—	38	219	0.18
Morocco	3,006	487	246	2,273	1.89
Namibia	7	7	—	—	—
Nigeria	67	—	—	67	0.06
Pakistan	1,956	—	240	1,716	1.43
Panama	579	40	114	425	0.35

44    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

Borrower or guarantor	Total loans	Loans approved but not yet effective [a]	Undisbursed balance of effective loans [b]	Loans outstanding	Percentage of total loans outstanding
Papua New Guinea	$144	$—	$—	$144	0.12%
Paraguay	435	—	172	263	0.22
Peru	4,241	160	1,233	2,848	2.37
Philippines	3,778	280	1,137	2,361	1.97
Poland	5,228	1,229	193	3,806	3.17
Romania	3,376	—	617	2,759	2.30
Russian Federation	3,437	—	555	2,882	2.40
Serbia	2,198	—	527	1,671	1.39
Seychelles	8	—	—	8	0.01
Slovak Republic	172	—	—	172	0.14
Slovenia	9	—	—	9	0.01
South Africa	3,769	—	3,741	28	0.02
St. Kitts and Nevis	11	—	—	11	0.01
St. Lucia	23	4	1	18	0.01
St. Vincent and the Grenadines	9	—	5	4	*
Swaziland	5	—	—	5	*
Thailand	156	79	1	76	0.06
Trinidad and Tobago	22	—	2	20	0.02
Tunisia Tunisia	1,667	88	376	1,203	1.00
Turkey	13,806	1,357	2,263	10,186	8.48
Turkmenistan	12	—	—	12	0.01
Ukraine	4,368	60	1,091	3,217	2.68
Uruguay	1,190	—	118	1,072	0.89
Uzbekistan	282	—	17	265	0.22
Vietnam	700	200	—	500	0.42
Zimbabwe	457	—	—	457	0.38

Subtotal [d]	$183,627	$20,796	$42,778	$120,053	99.96%
International Finance Corporation [e]	50	—	—	50	0.04

Total-June 30, 2010	$183,677	$20,796	$42,778	$120,103	100.00%

Total-June 30, 2009	$156,823	$21,558	$29,567	$105,698

*	Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

a.	Loans totaling $11,235 million ($8,567 million—June 30, 2009) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $9,561 million ($12,991 million—June 30, 2009) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.
b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $189 million ($362 million-June 30, 2009).
c.	Relates to Kosovo’s assumption of its portion of the loans formerly undertaken by Serbia with IBRD. This was effected through a Loan Assumption Agreement effective August 24, 2009.
d.	May differ from the sum of individual figures shown due to rounding.
e.	Loans outstanding to the International Finance Corporation (IFC) have a weighted average interest rate of 3.96% and a weighted average maturity of 4.21 years. These loans are not eligible for IBRD’s interest waivers.

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    45

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46    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid in [a]	Amounts subject to call [a,b]	Number of votes	Percentage of total
Afghanistan	300	0.02%	$36.2	$3.6	$32.6	550	0.03%
Albania	830	0.05	100.1	3.6	96.5	1,080	0.07
Algeria	9,252	0.59	1,116.1	67.1	1,049.0	9,502	0.59
Angola	2,676	0.17	322.8	17.5	305.4	2,926	0.18
Antigua and Barbuda	520	0.03	62.7	1.3	61.5	770	0.05
Argentina	17,911	1.14	2,160.7	132.2	2,028.4	18,161	1.12
Armenia	1,139	0.07	137.4	5.9	131.5	1,389	0.09
Australia	24,464	1.55	2,951.2	181.8	2,769.5	24,714	1.52
Austria	11,063	0.70	1,334.6	80.7	1,253.9	11,313	0.70
Azerbaijan	1,646	0.10	198.6	9.7	188.8	1,896	0.12
Bahamas, The	1,071	0.07	129.2	5.4	123.8	1,321	0.08
Bahrain	1,103	0.07	133.1	5.7	127.4	1,353	0.08
Bangladesh	4,854	0.31	585.6	33.9	551.6	5,104	0.31
Barbados	948	0.06	114.4	4.5	109.9	1,198	0.07
Belarus	3,323	0.21	400.9	22.3	378.5	3,573	0.22
Belgium	28,983	1.84	3,496.4	215.8	3,280.6	29,233	1.80
Belize	586	0.04	70.7	1.8	68.9	836	0.05
Benin	868	0.06	104.7	3.9	100.8	1,118	0.07
Bhutan	479	0.03	57.8	1.0	56.8	729	0.04
Bolivia	1,785	0.11	215.3	10.8	204.5	2,035	0.13
Bosnia and Herzegovina	549	0.04	66.2	5.8	60.4	799	0.05
Botswana	615	0.04	74.2	2.0	72.2	865	0.05
Brazil	33,287	2.11	4,015.6	245.5	3,770.1	33,537	2.07
Brunei Darussalam	2,373	0.15	286.3	15.2	271.1	2,623	0.16
Bulgaria	5,215	0.33	629.1	36.5	592.6	5,465	0.34
Burkina Faso	868	0.06	104.7	3.9	100.8	1,118	0.07
Burundi	716	0.05	86.4	3.0	83.4	966	0.06
Cambodia	214	0.01	25.8	2.6	23.2	464	0.03
Cameroon	1,527	0.10	184.2	9.0	175.2	1,777	0.11
Canada	44,795	2.84	5,403.8	334.9	5,068.9	45,045	2.78
Cape Verde	508	0.03	61.3	1.2	60.1	758	0.05
Central African Republic	862	0.05	104.0	3.9	100.1	1,112	0.07
Chad	862	0.05	104.0	3.9	100.1	1,112	0.07
Chile	6,931	0.44	836.1	49.6	786.6	7,181	0.44
China	44,799	2.85	5,404.3	335.0	5,069.3	45,049	2.78
Colombia	6,352	0.40	766.3	45.2	721.1	6,602	0.41
Comoros	282	0.02	34.0	0.3	33.7	532	0.03
Congo, Democratic Republic of	2,643	0.17	318.8	25.4	293.5	2,893	0.18
Congo, Republic of	927	0.06	111.8	4.3	107.5	1,177	0.07
Costa Rica	233	0.01	28.1	1.9	26.2	483	0.03
Côte d’Ivoire	2,516	0.16	303.5	16.4	287.1	2,766	0.17
Croatia	2,293	0.15	276.6	17.3	259.3	2,543	0.16
Cyprus	1,461	0.09	176.2	8.4	167.9	1,711	0.11
Czech Republic	6,308	0.40	761.0	45.9	715.0	6,558	0.40
Denmark	13,451	0.85	1,622.7	97.8	1,524.9	13,701	0.85
Djibouti	559	0.04	67.4	1.6	65.9	809	0.05
Dominica	504	0.03	60.8	1.1	59.7	754	0.05
Dominican Republic	2,092	0.13	252.4	13.1	239.3	2,342	0.14
Ecuador	2,771	0.18	334.3	18.2	316.1	3,021	0.19
Egypt, Arab Republic of	7,108	0.45	857.5	50.9	806.6	7,358	0.45

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    47

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER

June 30, 2010

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid in [a]	Amounts subject to call [a,b]	Number of votes	Percentage of total
El Salvador	141	0.01%	$17.0	$1.7	$15.3	391	0.02%
Equatorial Guinea	715	0.05	86.3	2.7	83.5	965	0.06
Eritrea	593	0.04	71.5	1.8	69.7	843	0.05
Estonia	923	0.06	111.3	4.3	107.1	1,173	0.07
Ethiopia	978	0.06	118.0	4.7	113.3	1,228	0.08
Fiji	987	0.06	119.1	4.8	114.3	1,237	0.08
Finland	8,560	0.54	1,032.6	61.9	970.8	8,810	0.54
France	69,397	4.41	8,371.7	520.4	7,851.3	69,647	4.30
Gabon	987	0.06	119.1	5.1	113.9	1,237	0.08
Gambia, The	543	0.03	65.5	1.5	64.0	793	0.05
Georgia	1,584	0.10	191.1	9.3	181.8	1,834	0.11
Germany	72,399	4.60	8,733.9	542.9	8,190.9	72,649	4.48
Ghana	1,525	0.10	184.0	12.7	171.2	1,775	0.11
Greece	1,684	0.11	203.1	14.1	189.1	1,934	0.12
Grenada	531	0.03	64.1	1.4	62.7	781	0.05
Guatemala	2,001	0.13	241.4	12.4	229.0	2,251	0.14
Guinea	1,292	0.08	155.9	7.1	148.8	1,542	0.10
Guinea-Bissau	540	0.03	65.1	1.4	63.7	790	0.05
Guyana	1,058	0.07	127.6	5.3	122.3	1,308	0.08
Haiti	1,067	0.07	128.7	5.4	123.3	1,317	0.08
Honduras	641	0.04	77.3	2.3	75.0	891	0.05
Hungary	8,050	0.51	971.1	58.0	913.1	8,300	0.51
Iceland	1,258	0.08	151.8	6.8	144.9	1,508	0.09
India	44,795	2.84	5,403.8	333.7	5,070.1	45,045	2.78
Indonesia	14,981	0.95	1,807.2	110.3	1,697.0	15,231	0.94
Iran, Islamic Republic of	23,686	1.50	2,857.4	175.8	2,681.5	23,936	1.48
Iraq	2,808	0.18	338.7	27.1	311.6	3,058	0.19
Ireland	5,271	0.34	635.9	37.1	598.8	5,521	0.34
Israel	4,750	0.30	573.0	33.2	539.8	5,000	0.31
Italy	44,795	2.84	5,403.8	334.8	5,069.0	45,045	2.78
Jamaica	2,578	0.16	311.0	16.8	294.2	2,828	0.17
Japan	127,000	8.07	15,320.6	944.0	14,376.7	127,250	7.85
Jordan	1,388	0.09	167.4	7.8	159.6	1,638	0.10
Kazakhstan	2,985	0.19	360.1	19.8	340.3	3,235	0.20
Kenya	2,461	0.16	296.9	15.9	281.0	2,711	0.17
Kiribati	465	0.03	56.1	0.9	55.2	715	0.04
Korea, Republic of	15,817	1.00	1,908.1	114.5	1,793.5	16,067	0.99
Kosovo, Republic of	966	0.06	116.5	5.2	111.4	1,216	0.07
Kuwait	13,280	0.84	1,602.0	97.4	1,504.6	13,530	0.83
Kyrgyz Republic	1,107	0.07	133.5	5.7	127.9	1,357	0.08
Lao People’s Democratic Republic	178	0.01	21.5	1.5	20.0	428	0.03
Latvia	1,384	0.09	167.0	7.8	159.2	1,634	0.10
Lebanon	340	0.02	41.0	1.1	39.9	590	0.04
Lesotho	663	0.04	80.0	2.3	77.6	913	0.06
Liberia	463	0.03	55.9	2.6	53.3	713	0.04
Libya	7,840	0.50	945.8	57.0	888.8	8,090	0.50
Lithuania	1,507	0.10	181.8	8.7	173.1	1,757	0.11
Luxembourg	1,652	0.11	199.3	9.8	189.5	1,902	0.12
Macedonia, former Yugoslav Republic of	427	0.03	51.5	3.2	48.3	677	0.04
Madagascar	1,422	0.09	171.5	8.1	163.5	1,672	0.10
Malawi	1,094	0.07	132.0	5.6	126.4	1,344	0.08

48    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid in [a]	Amounts subject to call [a,b]	Number of votes	Percentage of total
Malaysia	8,244	0.52%	$994.5	$59.5	$935.0	8,494	0.52%
Maldives	469	0.03	56.6	0.9	55.7	719	0.04
Mali	1,162	0.07	140.2	6.1	134.1	1,412	0.09
Malta	1,074	0.07	129.6	5.4	124.1	1,324	0.08
Marshall Islands	469	0.03	56.6	0.9	55.7	719	0.04
Mauritania	900	0.06	108.6	4.1	104.4	1,150	0.07
Mauritius	1,242	0.08	149.8	6.7	143.1	1,492	0.09
Mexico	18,804	1.19	2,268.4	139.0	2,129.4	19,054	1.18
Micronesia, Federated States of	479	0.03	57.8	1.0	56.8	729	0.04
Moldova	1,368	0.09	165.0	7.6	157.4	1,618	0.10
Mongolia	466	0.03	56.2	2.3	53.9	716	0.04
Montenegro	688	0.04	83.0	3.2	79.8	938	0.06
Morocco	4,973	0.32	599.9	34.8	565.1	5,223	0.32
Mozambique	930	0.06	112.2	4.8	107.4	1,180	0.07
Myanmar	2,484	0.16	299.7	16.1	283.6	2,734	0.17
Namibia	1,523	0.10	183.7	8.8	174.9	1,773	0.11
Nepal	968	0.06	116.8	4.6	112.1	1,218	0.08
Netherlands	35,503	2.26	4,282.9	264.8	4,018.1	35,753	2.21
New Zealand	7,236	0.46	872.9	51.9	821.0	7,486	0.46
Nicaragua	608	0.04	73.3	2.1	71.3	858	0.05
Niger	852	0.05	102.8	3.8	99.0	1,102	0.07
Nigeria	12,655	0.80	1,526.6	92.7	1,433.9	12,905	0.80
Norway	9,982	0.63	1,204.2	72.6	1,131.6	10,232	0.63
Oman	1,561	0.10	188.3	9.1	179.2	1,811	0.11
Pakistan	9,339	0.59	1,126.6	67.8	1,058.9	9,589	0.59
Palau	16	*	1.9	0.2	1.8	266	0.02
Panama	385	0.02	46.4	3.2	43.2	635	0.04
Papua New Guinea	1,294	0.08	156.1	7.1	149.0	1,544	0.10
Paraguay	1,229	0.08	148.3	6.6	141.6	1,479	0.09
Peru	5,331	0.34	643.1	37.5	605.6	5,581	0.34
Philippines	6,844	0.43	825.6	48.9	776.7	7,094	0.44
Poland	10,908	0.69	1,315.9	79.6	1,236.3	11,158	0.69
Portugal	5,460	0.35	658.7	38.5	620.2	5,710	0.35
Qatar	1,096	0.07	132.2	9.0	123.3	1,346	0.08
Romania	4,011	0.25	483.9	30.5	453.4	4,261	0.26
Russian Federation	44,795	2.85	5,403.8	333.9	5,070.0	45,045	2.78
Rwanda	1,046	0.07	126.2	5.2	120.9	1,296	0.08
St. Kitts and Nevis	275	0.02	33.2	0.3	32.9	525	0.03
St. Lucia	552	0.04	66.6	1.5	65.1	802	0.05
St. Vincent and the Grenadines	278	0.02	33.5	0.3	33.2	528	0.03
Samoa	531	0.03	64.1	1.4	62.7	781	0.05
San Marino	595	0.04	71.8	2.5	69.3	845	0.05
São Tomé and Principe	495	0.03	59.7	1.1	58.6	745	0.05
Saudi Arabia	44,795	2.84	5,403.8	335.0	5,068.9	45,045	2.78
Senegal	2,072	0.13	250.0	13.0	237.0	2,322	0.14
Serbia	2,846	0.18	343.3	21.5	321.9	3,096	0.19
Seychelles	263	0.02	31.7	0.2	31.6	513	0.03
Sierra Leone	718	0.05	86.6	3.0	83.6	968	0.06
Singapore	320	0.02	38.6	3.9	34.7	570	0.04
Slovak Republic	3,216	0.20	388.0	23.0	365.0	3,466	0.21

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    49

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER

June 30, 2010

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid in [a]	Amounts subject to call [a,b]	Number of votes	Percentage of total
Slovenia	1,261	0.08%	$152.1	$9.5	$142.6	1,511	0.09%
Solomon Islands	513	0.03	61.9	1.2	60.7	763	0.05
Somalia	552	0.04	66.6	3.3	63.3	802	0.05
South Africa	13,462	0.86	1,624.0	98.8	1,525.2	13,712	0.85
Spain	27,997	1.78	3,377.4	206.8	3,170.6	28,247	1.74
Sri Lanka	3,817	0.24	460.5	26.1	434.3	4,067	0.25
Sudan	850	0.05	102.5	7.2	95.3	1,100	0.07
Suriname	412	0.03	49.7	2.0	47.7	662	0.04
Swaziland	440	0.03	53.1	2.0	51.1	690	0.04
Sweden	14,974	0.95	1,806.4	110.2	1,696.2	15,224	0.94
Switzerland	26,606	1.69	3,209.6	197.2	3,012.4	26,856	1.66
Syrian Arab Republic	2,202	0.14	265.6	14.0	251.7	2,452	0.15
Tajikistan	1,060	0.07	127.9	5.3	122.5	1,310	0.08
Tanzania	1,295	0.08	156.2	10.0	146.2	1,545	0.10
Thailand	6,349	0.40	765.9	45.2	720.7	6,599	0.41
Timor-Leste	517	0.03	62.4	1.9	60.4	767	0.05
Togo	1,105	0.07	133.3	5.7	127.6	1,355	0.08
Tonga	494	0.03	59.6	1.1	58.5	744	0.05
Trinidad and Tobago	2,664	0.17	321.4	17.6	303.7	2,914	0.18
Tunisia	719	0.05	86.7	5.7	81.1	969	0.06
Turkey	8,328	0.53	1,004.6	59.8	944.8	8,578	0.53
Turkmenistan	526	0.03	63.5	2.9	60.5	776	0.05
Tuvalu[c]	211	0.01	25.5	1.5	23.9	461	0.03
Uganda	617	0.04	74.4	4.4	70.1	867	0.05
Ukraine	10,908	0.69	1,315.9	79.3	1,236.6	11,158	0.69
United Arab Emirates	2,385	0.15	287.7	22.6	265.1	2,635	0.16
United Kingdom	69,397	4.41	8,371.7	539.5	7,832.2	69,647	4.30
United States	264,969	16.83	31,964.5	1,998.4	29,966.2	265,219	16.36
Uruguay	2,812	0.18	339.2	18.6	320.7	3,062	0.19
Uzbekistan	2,493	0.16	300.7	16.1	284.7	2,743	0.17
Vanuatu	586	0.04	70.7	1.8	68.9	836	0.05
Venezuela, República Bolivariana de	20,361	1.29	2,456.2	150.8	2,305.5	20,611	1.27
Vietnam	968	0.06	116.8	8.1	108.7	1,218	0.08
Yemen, Republic of	2,212	0.14	266.8	14.0	252.8	2,462	0.15
Zambia	2,810	0.18	339.0	20.0	319.0	3,060	0.19
Zimbabwe	3,325	0.21%	401.1	22.4	378.7	3,575	0.22%

Total-June 30, 2010[b]	1,574,526	100.00%	$189,943	$11,492	$178,451	1,621,276	100.00%

Total-June 30, 2009	1,574,315		$189,918	$11,491	$178,427	1,620,815

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Restricted Currencies, Maintenance of Value, and Membership.
b.	May differ from the sum of individual figures shown due to rounding.
c.	Tuvalu became the 187th member of IBRD on June 24, 2010.

The Notes to Financial Statements are an integral part of these Statements.

50    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provision for losses on loans, deferred drawdown options (DDOs), and guarantees, the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years’ information have been made to conform with the current year’s presentation.

On August 5, 2010, the Executive Directors approved these financial statements for issue.

Translation of Currencies: IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the accounting period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    51

International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of restricted currencies (see Note B—Capital Stock, Restricted Currencies, Maintenance of Value, and Membership). Maintenance of value amounts are determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

The net receivable or payable MOV amounts relating to restricted currencies out on loan, invested, swapped, or loaned to the member by IBRD or through IFC, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of Equity under Deferred Amounts to Maintain Value of Currency Holdings. For restricted currencies used in IBRD’s lending and investing operations, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

Transfers Approved by the Board of Governors: In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, referred to as “Board of Governors-approved transfers”, are reported as expenses when incurred, upon approval.

Retained Earnings: Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments and Restricted Retained Earnings) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments— Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This Pension Reserve is reduced when pension accounting expenses exceed the actual funding of these plans.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) derivatives and hedging guidance relating to prior years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading derivatives.

Restricted Retained Earnings consist of contributions or income from prior years which are restricted as to the purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved transfers.

Loans: All of IBRD’s loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost except those which contain embedded derivatives that require bifurcation, which IBRD has elected to measure at fair value.

Any loan origination fees incorporated in a loan’s terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred, as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fee amortization is included in Interest under Income from Loans on the Statement of Income.

52    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996 which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/ refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any borrowers with loans in nonaccrual status currently meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member’s loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s loans may not automatically emerge from nonaccrual status, even though the member’s eligibility for new loans may have been restored. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

Guarantees: Financial guarantees are commitments issued by IBRD to guarantee payment performance to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Guarantee fee income received is deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Accumulated Provision for Losses on Loans, DDOs, and Guarantees: Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. IBRD has not written off any of its loans.

Management determines the appropriate level of accumulated provisions for losses on loans, DDOs and guarantees, which reflects the probable losses inherent in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    53

outstanding, DDOs and the present value of guarantees) is then assigned a credit risk rating. With respect to countries with loans in the accrual portfolio, these loans are grouped according to the assigned borrower risk rating. Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default.

The determination of borrowers’ ratings is based on both quantitative and qualitative analyses of various factors. IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans, DDOs, and guarantees accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

For loans that are reported at fair value the provisions for losses on loans is included in the fair value amount of these loans, as the determination of the fair values takes credit risk into consideration.

Statement of Cash Flows: For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of unrestricted currencies Due from Banks.

Investments: Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. Throughout the years ended June 30, 2010 and June 30, 2009, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value. The first-in first-out (FIFO) method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in income. Derivative instruments are used in liquidity management to manage interest rate and currency risks. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not currently offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for these derivative instruments. The presentation of IBRD’s derivative instruments is in line with the manner in which these instruments are settled.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received: Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at face value which approximates fair value. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to IBRD under the resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on IBRD’s Balance Sheet, and securities received under resale agreements are not recorded on IBRD’s Balance Sheet.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital: Payments on some of these instruments are due to IBRD upon demand and are thus carried and reported at face value as assets on the Balance Sheet. Others are due to IBRD on demand but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. These are carried and reported at face value as a reduction to equity. All demand obligations are held in bank accounts which bear IBRD’s name.

Premises and Equipment: Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

54    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

Effective July 1, 2008, IBRD fair values all its financial instruments in the borrowing portfolio with the changes in fair values accounted for through the Statement of Income. Prior to July 1, 2008, IBRD only applied fair value measurement to certain qualifying debt instruments in its borrowings portfolio which were hybrid financial instruments, with the changes in fair value reported in Statement of Income. All other borrowings were reported on the Balance Sheet at amortized cost. Issuance costs associated with a bond offering were deferred and amortized over the period during which the bond was outstanding.

IBRD uses derivatives in its borrowing and liability management activities. In the borrowing portfolio, derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value (see Note F—Derivative Instruments). The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the Statement of Income.

For presentation purposes amortization of discounts and premiums is included in Interest under Borrowing Expenses on the Statement of Income.

Accounting for Derivatives: IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

Valuation of Financial Instruments: IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs. Selection of these inputs may involve some judgment. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review.

As of June 30, 2010 and June 30, 2009, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy

Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting for Grant Expenses: IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved transfers, when incurred.

Donor Receivables: Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized upon receipt as income, unless the donor specifies a third party beneficiary. In those cases

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    55

IBRD is deemed to be acting as an intermediary agent and assets held on behalf of the specified beneficiaries are recognized with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

Donors’ promises to give which are expected to be collected within one year are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Accounting and Reporting Developments

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 168, the FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (FAS 168), which establishes the FASB Accounting Standards Codification (the ASC or Codification) as the single source of authoritative U.S. GAAP. FAS 168 later became Accounting Standards Update (ASU) 2009-1. The Codification was effective July 1, 2009 and did not change existing U.S. GAAP, but changed the structure of and all references to authoritative accounting guidance.

In December 2008, FASB issued FASB Staff Position (FSP) FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, now included in ASC 715-20, which requires additional disclosures about assets of a defined benefit pension or other postretirement plan. This guidance is applicable to IBRD’s annual financial statements for the fiscal year ending June 30, 2010 and has resulted in additional disclosures (see Note J—Pension and Other Postretirement Benefits).

In June 2009, FASB issued Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140 (FAS 166), which was later codified as ASU 2009-16. This standard addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows, and a transferor’s continuing involvement in transferred assets. This ASU is effective for IBRD’s interim and annual reporting periods beginning July 1, 2010. IBRD does not expect the impact of this ASU to be significant.

In June 2009, FASB also issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No.46(R) (FAS 167), which was later codified as ASU 2009-17.

This guidance amends existing guidance for consolidation of variable interest entities and is effective for IBRD’s interim and annual reporting periods beginning July 1, 2010. IBRD does not expect the impact of this ASU to be significant.

In January 2010, FASB issued ASU 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements (Topic 820). The ASU requires new disclosures about transfers in and out of Levels 1 and 2 fair value measurements, and is effective for interim and annual periods beginning after December 15, 2009. For the existing Level 3 roll-forward reconciliation, separate presentation of information about purchases, sales, issuances, and settlements (on a gross basis for each class of instrument) will be required, effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. As permitted, IBRD has early adopted the Level 3 roll-forward reconciliation requirements. IBRD’s adoption of the requirements is reflected in the additional disclosures under Notes C—Investments, D—Loans and Guarantees, E—Borrowings, and F—Derivative Instruments.

In March 2010, FASB issued ASU 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives, effective first fiscal quarter beginning after June 15, 2010. The ASU clarifies the scope exception related to embedded credit derivatives by narrowing it to apply to those embedded credit derivatives where the transfer of credit risk is only in the form of subordination of one financial instrument to another, with all other embedded credit derivatives required to be analyzed for potential bifurcation and separate accounting. IBRD does not currently have any embedded credit derivatives.

In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care and Education Reconciliation Act of 2010 (HCERA), became law (collectively, the “Act”). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. While the Act has no impact on IBRD as of June 30, 2010, IBRD is currently evaluating its potential future implications.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) became law in the United States. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. While the Act has no impact on IBRD as of June 30, 2010, IBRD is currently evaluating its potential future implications.

56    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

NOTE B—CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock: At June 30, 2010, IBRD’s capital comprised 1,581,724 authorized shares (1,581,724 shares—June 30, 2009), of which 1,574,526 shares (1,574,315 shares—June 30, 2009) had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,492 million ($11,491 million—June 30, 2009) has been paid in, and the remaining $178,451 million ($178,427 million—June 30, 2009) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Membership: On June 24, 2010, Tuvalu became the 187th member of IBRD.

Currencies Subject to Restrictions: A portion of capital subscriptions paid in to IBRD has been paid in the national currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses.

Deferred Amounts To Maintain the Value of Currency Holdings

The following table summarizes the deferred amounts to maintain the value of currency holdings classified as a component of equity:

In millions of U.S. dollars

Payable (Receivable)	2010	2009
Net Deferred MOV payable	$576	$660
MOV receivable in arrears	(133)	(171)
Deferred demand obligations	(130)	(130)

Net payable	$313	$359

Net deferred MOV payable relates to restricted currencies invested, swapped, or loaned to members by IBRD or through IFC. These amounts become payable by IBRD on the same terms as other MOV obligations on cash receipt of the settlement from these instruments. MOV receivable in arrears represents receivables for countries that have amounts outstanding for two years or more. Although these amounts are used to reduce equity, IBRD still considers these MOV in arrears as obligations due from the members concerned. Deferred demand obligations relate to notes that are due on demand only after IBRD’s callable capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

NOTE C—INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, listed equity securities, corporate and asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, currency swaps (including currency forward contracts), interest rate swaps, options and swaptions. IBRD manages its investments in two portfolios: a liquid asset portfolio and a long-term income portfolio (LTIP), both of which are designated as trading portfolios.

A summary of IBRD’s trading portfolio at June 30, 2010 and June 30, 2009, is as follows:

In millions of U.S. dollars

	2010	2009
	Carrying Value	Carrying Value
Investments—Trading
Equity securities	$665	$640
Government and agency obligations	14,340	21,234
Time deposits	17,121	15,201
Asset-backed securities	3,886	3,937

Total	$36,012	$41,012

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    57

The following table summarizes the currency composition of IBRD’s trading portfolio at June 30, 2010 and June 30, 2009:

In millions of U.S. dollars equivalent

	2010		2009
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
Euro	$7,997	1.09	$7,630	1.03
Japanese yen	4,410	1.69	11,905	0.69
U.S. dollars	21,185	0.85	18,995	0.83
Others	2,420	0.86	2,482	0.87

Total	$36,012	1.01	$41,012	0.83

a.	Equity securities are not subject to repricing. The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	Carrying Value
	2010	2009
Investments—Trading	$36,012	$41,012
Securities purchased under resale agreements	289	33
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(998)	(2,323)
Derivative assets
Currency forward contracts	5,976	11,946
Currency swaps	7,187	6,438
Interest rate swaps	86	83

Total	13,249	18,467

Derivative liabilities
Currency forward contracts	(5,943)	(12,096)
Currency swaps	(7,207)	(6,702)
Interest rate swaps	(210)	(125)

Total	(13,360)	(18,923)

Cash held in investment portfolio[a]	1,182	2,306
Receivable from investment securities traded	47	95
Payable for investment securities purchased	(307)	(2,457)

Net Investment Portfolio	$36,114	$38,210

a.	This amount is included in Unrestricted Currencies under Due from Banks on the Balance Sheet.

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2010 and June 30, 2009:

In millions of U.S. dollars equivalent

	2010		2009
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
U.S. dollars	$32,367	0.44	$35,013	0.25
Others	3,747	0.18	3,197	0.54

Total	$36,114	0.36	$38,210	0.27

a.	Equity securities are not subject to repricing. The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

As of June 30, 2010, there were no short sales included in Payable for investment securities purchased on the Balance Sheet ($2 million as of June 30, 2009).

For the fiscal year ended June 30, 2010, IBRD had included $100 million of unrealized losses in income (unrealized losses of $64 million—June 30, 2009 and unrealized gains of $99 million—June 30, 2008).

58    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$665	$—	$—	$665
Government and agency obligations	1,480	12,860	—	14,340
Time deposits	2,153	14,968	—	17,121
Asset-backed securities	—	3,868	18	3,886

Total Investments – Trading	$4,298	$31,696	$18	$36,012

Securities purchased under resale agreements	39	250	—	289
Derivative assets-Investments
Currency forward contracts	—	5,976	—	5,976
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86

Total Derivative assets-Investments	—	13,249	—	13,249

Total Assets	$4,337	$45,195	$18	$49,550

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[a]	$53	$151	$—	$204
Derivative liabilities-Investments
Currency forward contracts	—	5,943	—	5,943
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210

Total Derivative liabilities-Investments	—	13,360	—	13,360

Total Liabilities	$53	$13,511	$—	$13,564

a.	Excludes $794 million relating to payable for cash collateral received.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$640	$—	$—	$640
Government and agency obligations	1,635	19,599	—	21,234
Time deposits	802	14,399	—	15,201
Asset-backed securities	—	3,828	109	3,937

Total Investments – Trading	3,077	37,826	109	41,012

Securities Purchased Under Resale Agreements	33	—	—	33
Derivative Assets – Investments	—	18,467	—	18,467

Total Assets	$3,110	$56,293	$109	$59,512

Liabilities:
Securities Sold Under Repurchase Agreements and
Securities Lent Under Security Lending Agreements[a]	$31	$—	$—	$31
Derivative Liabilities – Investments	—	18,923	—	18,923

Total Liabilities	$31	$18,923	$—	$18,954

a.	Excludes $2,292 million relating to payable for cash collateral received.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    59

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the fiscal year ended June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	June 30, 2010
	Investments – Trading
	Asset backed Securities	Government and Agency Obligations	Total
Beginning of the fiscal year	$109	$—	$109
Total realized/unrealized gains or (losses) in:
Net income	10	—	10
Purchases	22	—	22
Sales/Settlements	(53)	—	(53)
Transfers in (out), net	(70)	—	(70)

End of the fiscal year	$18	$—	$18

In millions of U.S. dollars

	June 30, 2009
	Investments – Trading
	Asset backed Securities	Government and Agency Obligations	Total
Beginning of the fiscal year	$14	$26	$40
Total realized/unrealized (losses) gains in:
Net income	(11)	5	(6)
Purchases	5	—	5
Sales/Settlements	(21)	—	(21)
Transfers in (out), net	122	(31)	91

End of the fiscal year	$109	$—	$109

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2010 and June 30, 2009, relating to IBRD’s Level 3 Investments – Trading still held at June 30, 2010 and June 30, 2009, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains	2010	2009
Statement of Income Line
Investments, net – Trading	$3	$5

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2010:

In millions of U.S. dollars

	Level 2	Level 3
Investments-Trading
Transfers (out of) into	$(24)	$24
Transfers into (out of)	94	(94)

	$70	$(70)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities:

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that includes the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which approximates fair value.

Securities Purchased under Resale Agreements and Securities Sold under Agreements to Repurchase

Securities purchased under resale agreements and securities sold under agreements to repurchase, are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements: Credit risk is initiated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments

60    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD as of June 30, 2010 and June 30, 2009.

In millions of U.S. dollars

	June 30, 2010	June 30, 2009
Collateral received
Cash	$794	$2,292
Securities	9,764	5,405

Total collateral received	$10,558	$7,697

Collateral permitted to be repledged	$10,558	$7,697
Amount of collateral repledged	—	—

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet IBRD’s obligation to counterparties.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	June 30, 2010	June 30, 2009	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$204	$30	Included under Investments-Trading on the Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$204	$31	Included under Securities Sold Under Repurchase Agreements, Securities Lent Under Securities Lending Agreements, and Payable for Cash Collateral Received, on the Balance Sheet.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2010, IBRD had received securities with a fair value of $291 million ($34 million—June 30, 2009). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2009).

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    61

NOTE D—LOANS AND GUARANTEES

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2010 loans with variable spread terms and fixed spread terms, (including special development policy loans), were available for new commitments under the IBRD Flexible Loan (IFL).

A summary of IBRD’s outstanding loans by currency and by interest rate characteristics (fixed or variable) at June 30, 2010 and June 30, 2009 follows:

In millions of U.S. dollars equivalent

	2010
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$636	$592	$724	$670	$539	$820	$221	$159	$2,120	$2,241	$4,361
Weighted average rate (%)[b]	3.36	5.67	3.28	5.64	3.65	6.40	3.44	5.64	3.42	5.93	4.71
Average Maturity (years)	2.14	1.98	2.17	2.02	2.07	1.17	2.63	2.02	2.18	1.70	1.93
Single currency pool terms
Amount	$—	$254	$—	$—	$1,546	$105	$—	$—	$1,546	$359	$1,905
Weighted average rate (%)[b]	—	2.93	—	—	3.50	3.46	—	—	3.50	3.08	3.42
Average Maturity (years)	—	1.46	—	—	1.62	1.33	—	—	1.62	1.42	1.59
Variable-spread terms
Amount	$67	$7,947	$—	$181	$1,338	$50,479	$—	$42	$1,405	$58,649	$60,054
Weighted average rate (%)[b]	4.47	1.17	—	0.78	5.77	0.81	—	1.05	5.71	0.85	0.97
Average Maturity (years)	1.34	11.02	—	3.45	1.38	7.88	—	11.22	1.37	8.30	8.13
Fixed-spread terms[c]
Amount	$3,438	$7,699	$23	$354	$21,245	$19,414	$602	$1,008	$25,308	$28,475	$53,783
Weighted average rate (%)[b]	4.85	1.56	2.28	0.97	4.43	1.01	7.71	4.31	4.56	1.28	2.82
Average maturity (years)	8.19	8.80	6.63	8.92	8.25	8.80	11.38	14.21	8.31	8.99	8.67

Loans Outstanding
Amount	$4,141	$16,492	$747	$1,205	$24,668	$70,818	$823	$1,209	$30,379	$89,724	$120,103
Weighted average rate (%)[b]	4.61	1.54	3.25	3.54	4.42	0.93	6.56	4.38	4.48	1.12	1.97
Average Maturity (years)	7.15	9.51	2.30	4.26	7.32	8.05	9.03	12.50	7.22	8.32	8.05

Loans Outstanding											$120,103
Less accumulated provision for loan losses and deferred loan income											1,999

Net loans outstanding											$118,104

Note: For footnotes see the following page.

62    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

In millions of U.S. dollars equivalent

	2009
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$577	$1,442	$527	$1,324	$431	$1,326	$169	$299	$1,704	$4,391	$6,095
Weighted average rate (%)[b]	4.18	6.41	4.09	6.41	4.52	6.59	4.05	6.41	4.23	6.47	5.84
Average Maturity (years)	2.73	2.15	2.75	2.16	2.58	1.66	3.48	2.17	2.77	2.01	2.22
Single currency pool terms
Amount	$—	$481	$—	$2	$1,700	$885	$—	$—	$1,700	$1,368	$3,068
Weighted average rate (%)[b]	—	5.91	—	1.23	3.85	6.10	—	—	3.85	6.03	4.82
Average Maturity (years)	—	1.66	—	0.55	1.96	1.58	—	—	1.96	1.61	1.80
Variable-spread terms
Amount	$125	$5,047	$—	$168	$2,196	$40,504	$—	$47	$2,321	$45,766	$48,087
Weighted average rate (%)[b]	4.63	1.90	—	0.97	5.89	1.91	—	1.41	5.82	1.90	2.09
Average Maturity (years)	1.61	6.51	—	3.83	1.63	5.33	—	12.13	1.63	5.46	5.28
Fixed-spread terms[d]
Amount	$3,464	$8,171	$21	$300	$13,339	$21,693	$468	$992	$17,292	$31,156	$48,448
Weighted average rate (%)[b]	5.04	2.44	2.29	1.30	4.35	2.04	7.58	4.98	4.58	2.23	3.07
Average maturity (years)	8.72	9.22	7.51	9.78	7.48	8.42	12.23	15.04	7.86	8.85	8.50

Loans Outstanding
Amount	$4,166	$15,141	$548	$1,794	$17,666	$64,408	$637	$1,338	$23,017	$82,681	$105,698
Weighted average rate (%)[b]	4.91	2.75	4.03	5.04	4.50	2.11	6.66	5.17	4.62	2.34	2.84
Average Maturity (years)	7.68	7.41	2.94	3.59	6.10	6.24	9.96	12.06	6.42	6.49	6.48

Loans Outstanding											$105,698
Less accumulated provision for loan losses and deferred loan income											2,041

Net loans outstanding											$103,657

a.	Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans. Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b.	Excludes effects of any waivers of loan interest.
c.	Includes loans at fair value of $109 million.
d.	Includes loans at fair value of $78 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    63

The maturity structure of IBRD’s loans at June 30, 2010 and June 30, 2009 is as follows:

In millions of U.S. dollars

	2010
Terms/Rate Type	July 1, 2010 through June 30, 2011	July 1, 2011 through June 30, 2015	July 1, 2015 through June 30, 2020	Thereafter	Total
Multicurrency terms
Fixed	$782	$1,166	$99	$73	$2,120
Variable	920	1,262	59	—	2,241
Single currency pool terms
Fixed	578	958	10	—	1,546
Variable	158	197	4	—	359
Variable-spread terms
Fixed	639	765	1	—	1,405
Variable	4,860	18,762	15,114	19,913	58,649
Fixed-spread terms [a]
Fixed	1,421	6,897	9,190	7,800	25,308
Variable	1,592	7,603	9,058	10,222	28,475

All Loans
Fixed	3,420	9,786	9,300	7,873	30,379
Variable	7,530	27,824	24,235	30,135	89,724

Total loans outstanding	$10,950	$37,610	$33,535	$38,008	$120,103

a.	Includes loans at fair value of $109 million.

In millions of U.S. dollars

	2009
Terms/Rate Type	July 1, 2009 through June 30, 2010	July 1, 2010 through June 30, 2014	July 1, 2014 through June 30, 2019	Thereafter	Total
Multicurrency terms
Fixed	$488	$997	$133	$86	$1,704
Variable	1,519	2,625	247	—	4,391
Single currency pool terms
Fixed	582	1,037	81	—	1,700
Variable	544	804	20	—	1,368
Variable-spread terms
Fixed	897	1,406	18	—	2,321
Variable	4,789	19,898	15,199	5,880	45,766
Fixed-spread terms [a]
Fixed	1,025	4,740	7,199	4,328	17,292
Variable	1,092	9,148	10,293	10,623	31,156

All Loans
Fixed	2,992	8,180	7,431	4,414	23,017
Variable	7,944	32,475	25,759	16,503	82,681

Total loans outstanding	$10,936	$40,655	$33,190	$20,917	$105,698

a.	Includes loans at fair value of $78 million.

64    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	2010	2009	2008
Interest waivers	$163	$166	$165
Commitment charge waivers	64	89	122
Front-end fee waivers	20	13	9

Total	$247	$268	$296

Guarantees

Guarantees of $1,726 million were outstanding at June 30, 2010 ($1,713 million—June 30, 2009). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 1 and 20 years, and expire in decreasing amounts through 2029.

At June 30, 2010, liabilities related to IBRD’s obligations under guarantees of $32 million ($29 million—June 30, 2009), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $3 million ($5 million—June 30, 2009).

During the fiscal years ended June 30, 2010 and June 30, 2009, no guarantees provided by IBRD were called.

Overdue Amounts

At June 30, 2010, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008:

In millions of U.S. dollars

	2010	2009
Recorded investment in nonaccrual loans[a]	$457	$460
Accumulated provision for loan losses on nonaccrual loans	229	230
Average recorded investment in nonaccrual loans for the fiscal year	462	459
Overdue amounts of nonaccrual loans:	631	565
Principal	384	352
Interest and charges	247	213

a.	A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	2010	2009	2008
Interest income not recognized as a result of loans being in nonaccrual status	$35	$34	$16

During the fiscal years ended June 30, 2010, June 30, 2009, and June 30, 2008 no interest income was recognized on loans in nonaccrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2010 follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$457	$631	October 2000

During the fiscal years ended June 30, 2010 and June 30, 2009 there were no loans placed into nonaccrual status or restored to accrual status.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    65

Accumulated Provision for Losses on Loans, DDOs, and Guarantees

Country Credit Risk: This risk includes potential losses arising from protracted arrears on payments from borrowers for loans, guarantees or related derivatives. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as loan terms that give borrowers self-interest in IBRD’s continued strong intermediation capacity.

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of payments for interest and charges according to the related loan’s contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan and guarantee portfolio, IBRD maintains an accumulated provision for losses on loans, DDOs, and guarantees.

Changes to the accumulated provision for losses on loans, DDOs, and guarantees for the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008 are summarized below:

In millions of U.S. dollars

	June 30, 2010	June 30, 2009	June 30, 2008
Accumulated provision for losses on loans, DDOs, and guarantees, beginning of the fiscal year	$1,642	$1,376	$1,942
Net (decrease) increase in provision	(32)	284	(684)
Translation adjustment	(34)	(18)	118

Accumulated provision for losses on loans, DDOs, and guarantees, end of the fiscal year	$1,576	$1,642	$1,376

Composed of:
Accumulated provision for loan losses	$1,553	$1,632	$1,370
Accumulated provision for DDOs	20	5	—
Accumulated provision for guarantee losses	3	5	6

Total	$1,576	$1,642	$1,376

Reported as Follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans	Accumulated provision for loan losses	Provision for losses on loans and guarantees

Deferred drawdown options	Accounts payable and miscellaneous liabilities	Provision for losses on loans and guarantees

Guarantees	Accounts payable and miscellaneous liabilities	Provision for losses on loans and guarantees

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

For the fiscal year ended June 30, 2010, loans to one country generated in excess of 10 percent of loan income; this amounted to $264 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

66    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

The following table presents IBRD’s loan income and associated outstanding loan balances, by geographic region, as of and for the fiscal years ended June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	2010		2009
Region	Loan Income	Loans Outstanding	Loan Income	Loans Outstanding
Africa	$11	$826	$25	$997
East Asia and Pacific	551	24,668	855	23,574
Europe and Central Asia	565	30,602	1,061	28,057
Latin America and the Caribbean	1,070	43,017	1,317	35,880
Middle East and North Africa	171	8,469	291	7,435
South Asia	123	12,471	284	9,704
Other[a]	2	50	2	51

Total	$2,493	$120,103	$3,835	$105,698

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The only loan carried at fair value is classified as level 3. The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the fiscal year ended June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	2010	2009
Beginning of the fiscal year	$78	$102
Total realized/unrealized gains or (losses) in:
Net income	23	(8)
Other comprehensive income	8	(16)

End of the fiscal year	$109	$78

The following table reflects the fair value adjustment on the loan and provides information on the unrealized gains or losses, relating to IBRD’s Level 3 loan, included in income, for the fiscal years ended June 30, 2010, June 30, 2009, and June 30, 2008.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains (Losses)	2010	2009	2008
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$15	$(14)	$	*

*	Indicates amount less than $0.5 million

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$118,104	$117,936	$103,657	$101,918

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of June 30, 2010 and June 30, 2009, carrying value includes one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond. All other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    67

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Interest expense relating to the debt instruments carried at fair value is being measured on an effective yield basis and is reported as part of the Borrowings expenses in the Statement of Income.

Commencing July 1, 2008, IBRD elected to fair value all debt instruments in the borrowings portfolio, with changes in fair value reported in earnings. As a result of the initial adoption of the fair value option, IBRD recorded a transition adjustment of $2,566 million as a decrease to the opening balance of retained earnings. After the initial election, the option is exercised at the inception of a financial assets or a financial liability and is irrevocable. The objective of making this election is to report the entire portfolio on the same measurement basis, thereby eliminating the previous mixed-attribute approach and better reflecting the overall economic position and result of the portfolio.

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings at June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	June 30, 2010	WAC[a] (%)	June 30, 2009	WAC[a] (%)
Fixed	$96,874	3.85	$79,456	4.92
Variable	28,012	2.12	29,461	2.07

Borrowings [b]	124,886	3.46%	108,917	4.15%
Fair value adjustment	3,691		1,123

Borrowings at fair value	$128,577		$110,040

a.	WAC refers to weighted average cost.
b.	At amortized cost, net of issuance cost.

At June 30, 2010, the currency composition of debt in IBRD’s borrowings portfolio before derivatives was as follows:

	June 30, 2010	June 30, 2009
U.S. dollar	56.4%	47.0%
Euros	8.6	13.6
Japanese yen	9.5	10.5
Others	25.5	28.9

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding at June 30, 2010 and June 30, 2009 is as follows:

In millions of U.S. dollars

Period	June 30, 2010	June 30, 2009
Less than 1 year	$33,959	$31,250
Between
1 - 2 years	17,097	16,503
2 - 3 years	12,693	11,746
3 - 4 years	10,903	5,864
4 - 5 years	11,790	4,876
Thereafter	42,135	39,801

	$128,577	$110,040

IBRD’s borrowings have original maturities ranging from 16 days to 40 years, with the final maturity being in 2040.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of June 30, 2010 and June 30, 2009 is as follows:

In millions of U.S. dollars

	June 30, 2010	June 30, 2009
Level 1	$—	$—
Level 2	116,490	98,969
Level 3	12,087	11,071

	$128,577	$110,040

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the fiscal years ended June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	2010	2009
Beginning of the fiscal year	$11,071	$11,378
Total realized/unrealized (gains) or losses in:
Net income	393	(979)
Other comprehensive income	663	646
Issuances	1,536	395
Settlements	(912)	(749)
Transfers (out) in, net	(664)	380

End of the fiscal year	$12,087	$11,071

68    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2010 and June 30, 2009, relating to IBRD’s Level 3 borrowings still held at June 30, 2010 and June 30, 2009, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized (Losses) Gains	2010	2009
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$(347)	$1,126

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2010 and June 30, 2009, relating to IBRD’s borrowings held at June 30, 2010, June 30, 2009, June 30, 2008, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized (Losses) Gains	2010	2009	2008
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$(3,024)	$(1,068)	$1,042

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2010:

In millions of U.S. dollars

	Level 2	Level 3
Borrowings
Transfers into (out of)	$778	$(778)
Transfers (out of) into	(114)	114

	$664	$(664)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of long-term borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2010	$128,577	$126,160	$2,417
June 30, 2009	$110,040	$110,095	$(55)

During the fiscal year ended June 30, 2010, IBRD experienced improvements in its credit spreads as a result of improved market conditions. The estimated financial effects on the fair value of the debt issued and outstanding as of June 30, 2010 were net unrealized losses of $994 million, determined using observable changes in IBRD’s credit spreads. During the fiscal year ended June 30, 2009, IBRD experienced deterioration in its credit spreads as a result of the financial crisis. The estimated financial effects on the fair value of the debt issued and outstanding as of June 30, 2009 were net unrealized gains of $2,852 million, determined using observable changes in IBRD’s credit spreads.

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below.

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

The following table summarizes IBRD’s borrowings portfolio after derivatives as of June 30, 2010 and June 30, 2009.

In millions of U.S. dollars

	June 30, 2010	June 30, 2009
Borrowings	$128,577	$110,040
Currency swaps, net	(6,237)	(4,183)
Interest rate swaps, net	(2,565)	(2,289)

	$119,775	$103,568

IBRD uses derivative contracts to manage the repricing risk between its loans and borrowings. For details regarding Currency swaps and Interest rate swaps, see Note F – Derivative Instruments.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    69

NOTE F— DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investments and borrowings portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forwards, options and futures	Manage currency and interest rate risk in the portfolio

Borrowings	Currency swaps, Interest rate swaps, Structured swaps	Manage repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, Interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, Interest rate swaps	Assist clients in managing their interest rate and currency risks

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), a AAA-rated organization, under which several transactions have been executed.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

IBRD has entered into interest rate swaps in connection with its equity duration strategy. The net interest income from these swaps is included under Other Interest Income in the Statement of Income.

On July 1, 2000, IBRD adopted FASB’s guidance on derivatives and hedging. This guidance requires that derivative instruments be recorded on the balance sheet at fair value. IBRD has elected not to designate any qualifying hedging relationships for accounting purposes. Rather, all derivative instruments have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of qualifying hedging criteria for accounting purposes would not appropriately reflect IBRD’s risk management strategies.

Upon adoption of this guidance in the fiscal year 2001, $500 million was reported in other comprehensive income representing the difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to adoption. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of the guidance were recorded in income at the time of implementation, and were offset by the fair value adjustments on the related derivative instruments. The fair value adjustments on those bonds are being amortized into earnings over the remaining lives of the related bonds, through the Fair value adjustment on non-trading portfolios, net in the Statement of Income.

70    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of June 30, 2010 and June 30, 2009:

Fair value amounts of derivative instruments on the Balance Sheet:

In millions of U.S. dollars

	Derivative assets at Fair Value			Derivative liabilities at Fair Value
	Balance Sheet Location	June 30, 2010	June 30, 2009	Balance Sheet Location	June 30, 2010	June 30, 2009
Derivatives not designated as hedging instruments
Options and Futures – Investment – Trading	Receivable from investment securities traded	$—	$1	Receivable from investment securities traded	$1	$—
Interest rate swaps	Derivative assets at Fair Value	7,894	5,579	Derivative liabilities at Fair Value	3,080	1,911
Currency swaps (including currency forward contracts and structured swaps)	Derivative assets at Fair Value	113,732	117,486	Derivative liabilities at Fair Value	107,338	113,731

Total Derivatives		$121,626	$123,066		$110,419	$115,642

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	June 30, 2010	June 30, 2009
Investments—Trading
Interest rate swaps and swaptions
Notional principal	$6,641	$9,389
Credit exposure	86	83
Currency swaps (including currency forward contracts)
Credit exposure	427	345
Exchange traded Options and Futures[a]
Notional long position	1,686	636
Notional short position	35	65

Client operations
Interest rate swaps
Notional principal	15,821	5,588
Credit exposure	467	120
Currency swaps
Credit exposure	721	989

Borrowing portfolio
Interest rate swaps
Notional principal	115,110	93,930
Credit exposure	4,857	3,692
Currency swaps
Credit exposure	10,494	9,038

Other derivatives
Interest rate swaps
Notional principal	36,296	33,800
Credit exposure	2,830	1,609
Currency swaps
Credit exposure	142	90

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and future contracts as of June 30, 2010 and June 30, 2009 are interest rate contracts

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    71

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on June 30, 2010 is $266 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating. If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2010, the amount of collateral that would need to be posted would be $22 million.

Amount of gains and losses on non-trading derivatives and their location on the Statement of Income during the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008 is as follows:

In millions of U.S. dollars

		Fiscal Year ended June 30
	Income Statement Location	Gains (Losses)
		2010	2009	2008
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$1,322	$2,143	$424
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	649	2,219	(1,506)

Total		$1,971	$4,362	$(1,082)

a.	For alternative disclosures about trading derivatives see the following table

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, listed equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the Investments – trading portfolio and their location on the Statement of Income during the fiscal years ended June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	Fiscal Year ended June 30
Statement of Income Line	Investments, net-trading[a], gains (losses)
	2010	2009	2008
Type of instrument
Fixed income	$55	$(68)	$(74)
Equity	71	46	—

	$126	$(22)	$(74)

a.	Amounts associated with each type of instrument includes realized and unrealized gains and losses on both derivative instruments and non-derivative instruments

72    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2010 and June 30, 2009 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,976	$—	$5,976
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86

	—	13,249		13,249

Client operations
Currency swaps	—	17,205	—	17,205
Interest rate swaps	—	428	—	428

		17,633		17,633

Borrowings
Currency swaps	—	69,347	13,320	82,667
Interest rate swaps	—	4,781	9	4,790

		74,128	13,329	87,457

Other assets / liabilities
Currency swaps	—	697	—	697
Interest rate swaps	—	2,590	—	2,590

	—	3,287	—	3,287

Total derivative assets at fair value	$—	$108,297	$13,329	$121,626

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,943	$—	$5,943
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210

	—	13,360	—	13,360

Client operations
Currency swaps	—	17,203	—	17,203
Interest rate swaps	—	420	—	420

	—	17,623	—	17,623

Borrowings
Currency swaps	—	63,823	12,606	76,429
Interest rate swaps	—	2,208	18	2,226

	—	66,031	12,624	78,655

Other assets / liabilities
Currency swaps	—	556	—	556
Interest rate swaps	—	224	—	224

	—	780	—	780

Total liabilities at fair value	$—	$97,794	$12,624	$110,418

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    73

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2009
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments	$—	$18,467	$—	$18,467
Client Operations	—	19,559	—	19,559
Borrowings	—	68,281	14,512	82,793
Other assets / liabilities	—	2,246	—	2,246

Total derivative assets at fair value	$—	108,533	$14,512	$123,065

Derivative Liabilities:
Investments	—	18,923	—	18,923
Client Operations	—	19,551	—	19,551
Borrowings	—	61,808	14,513	76,321
Other assets / liabilities	—	847	—	847

Total derivative liabilities at fair value	$—	$101,129	$14,513	$115,642

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the fiscal years ended June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2010
	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$18	$(19)	$(1)
Total realized/unrealized gains or (losses) in:
Net income	(1)	15	14
Other comprehensive income	673	—	673
Issuances	(2)	1	(1)
Sales/Settlements	(4)	—	(4)
Transfers in (out), net	30	(6)	24

End of the fiscal year	$714	$(9)	$705

In millions of U.S. dollars

Fiscal Year Ended June 30, 2009
Beginning of the fiscal year	$(246)
Total realized/unrealized gains or (losses) in:
Net income	(216)
Other comprehensive income	546
Issuances	46
Sales/Settlements	194
Transfers out, net	(325)

End of the fiscal year	$(1)

Unrealized gains or losses included in income for the fiscal years ended June 30, 2010 and June 30, 2009, relating to

IBRD’s Level 3 derivatives, net still held at June 30, 2010, and June 30, 2009 as well as where those amounts are included in the Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized (Losses) Gains	2010	2009
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$(24)	$(480)

The table below provides the details of all inter-level transfers during the fiscal year ended June 30, 2010:

In millions of U.S. dollars

	Level 2	Level 3
Derivatives, net
Transfers (out of) into	$(24)	$24

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used.

74    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal periods from June 30, 2007 to June 30, 2010, are summarized below:

In millions of US dollars

	Special Reserve	General Reserve	Pension Reserve	Surplus	Cumulative Fair Value Adjustments	LTIP Reserve	Unallocated Net Income (Loss)	Restricted Retained Earnings	Total
As of June 30, 2007	$293	$23,948	$1,087	$43	$1,643	—	$817	—	$27,831
Net income allocation[a]	—	911	51	97	(843)	—	(216)	—	—
Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(140)	—	—	140	—	—
Net income for the year	—	—	—	—	—		1,491	—	1,491

As of June 30, 2008	$293	$24,859	$1,138	$—	$800	—	$2,232	—	$29,322
Adjustment to beginning balance: Cumulative effect of adoption of Fair Value Option – Note E	—	—	—	—	(2,566)	—	—	—	(2,566)
Net income allocation[a]	—	811	117	750	(39)	—	(1,649)	$10	—
Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(155)	—	—	155	—	—
Net income for the year	—	—	—	—	—	—	3,114	—	3,114

As of June 30, 2009	$293	$25,670	$1,255	$595	$(1,805)	—	$3,852	$10	$29,870
Net income allocation[a]	—	—	25	—	3,280	$36	(3,352)	11	—
Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(338)	—	—	338	—	—
Net loss for the year							(1,077)		(1,077)

As of June 30, 2010	$293	$25,670	$1,280	$257	$1,475	$36	$(239)	$21	$28,793

a.	Amounts retained as Surplus from net income allocation are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, LTIP adjustment, and Board of Governors-Approved Transfers, and after considering the allocation to the pension reserve.

On July 10, 2009, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank.

On August 5, 2009, the Executive Directors approved the allocation of $25 million from the net income earned in the fiscal year ended June 30, 2009 to the Pension Reserve.

On October 7, 2009, IBRD’s Board of Governors approved the immediate transfer of $784 million to the International Development Association (IDA), of which $501 million was from the net income earned in the fiscal year ended June 30, 2009 and $283 million was from Surplus.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    75

Transfers approved during the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008, are included in the following table.

In millions of U.S. dollars

	Fiscal Years Ended June 30,
Transfers funded from:	2010	2009	2008
Unallocated Net Income:
International Development Association	$501	$583	$600

Surplus:
International Development Association	283	—	—
Trust Fund for Gaza and West Bank	55	—	55
Food Price Crisis Response Trust Fund	—	115	85
Kosovo Sustainable Development Trust Fund	—	40	—

	338	155	140

Total	$839	$738	$740

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2010 and June 30, 2009.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At June 30, 2010 and June 30, 2009, IBRD had the following (payables to) receivables from its affiliated organizations.

In millions of U.S. dollars

	2010
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$357	$4,144	$(4,087)	$(1,088)	$(674)
IFC	50	25	—	—	(86)	(11)
MIGA	—	3	—	—	(4)	(1)

	$50	$385	$4,144	$(4,087)	$(1,178)	$(686)

In millions of U.S. dollars

	2009
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$316	$5,527	$(5,902)	$(1,109)	$(1,168)
IFC	51	22	—	—	(61)	12
MIGA	—	3	—	—	(3)	—

	$51	$341	$5,527	$(5,902)	$(1,173)	$(1,156)

a.	For details on derivative transactions relating to the swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments

The (payables) receivables balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for Administrative Services	Other Assets – Miscellaneous
Receivables (payables) for Derivative Transactions	Derivative Assets/Liabilities – Client operations
Payable for Pension and Other Postretirement Benefits	Accounts payable and miscellaneous liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2010, the loan balance under this facility amounted to $50 million at an interest rate of 3.96%. This loan is not eligible for interest waivers.

76    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

Administrative expenses

For the fiscal year ended June 30, 2010, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,150 million ($975 million—June 30, 2009, and $888 million—June 30, 2008). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula, and amounts are settled quarterly.

Other income

For the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Income on the Statement of Income, as follows:

In millions of U.S. dollars

	2010	2009	2008
Fees charged to IFC	$68	$69	$56
Fees charged to MIGA	8	8	8

For Pension and Other Post Retirement Benefits related disclosures see Note J—Pension and Other Post Retirement Benefits.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds, neither are they included in the assets of IBRD.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited funds management roles. Funds are held and disbursed in accordance with instructions from donors or, in some cases, external governance structure or body operating on behalf of donors.

During the fiscal year ended June 30, 2010, IBRD recognized $55 million ($49 million—June 30, 2009 and $45 million—June 30, 2008) as revenue for administration of trust funds operations. This revenue has been recorded as Other Income. Revenue collected by trust funds from donor contributions but not yet earned by IBRD totaling $65 million at June 30, 2010 ($61 million—June 30, 2009) is included in Other Assets (Miscellaneous) and in Accounts payable and miscellaneous liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations. Under these arrangements, IBRD is responsible for managing investment account assets on behalf of these institutions, and in return receives a quarterly fee based on the average value of the portfolios.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

The fee income from all of these investment management activities in the amount of $20 million ($18 million—June 30, 2009) is included in Other Income on the Statement of Income.

Other Services

Donors to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) have provided IBRD with commitments to give $1.5 billion over a ten year period, with the GAVI

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    77

Alliance (GAVI) as the named beneficiary. Some of these grants are payable on specified due dates and are classified as unconditional while others are payable on demand when needed and are classified as conditional for accounting purposes. As of June 30, 2010, the unconditional assets comprise $258 million in cash and investments, and receivables at a net carrying value of $459 million (as of June 30, 2009—$212 million and $550 million, respectively). These assets along with the corresponding liabilities are included in IBRD’s Balance Sheet. The assets will be drawn down by GAVI in accordance with the terms of the AMC which require that the funds be used to make payments for qualifying vaccines. In addition, should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors. IBRD also charges an annual service fee based on the related administrative and financial management costs incurred to support the program. IBRD is entitled to collect fees charged from investment income earned on AMC—related investment assets, to the extent earnings have accumulated. Should fees charged exceed investment income earned, one donor has agreed to pay IBRD up to $13 million of any deficit, of which $2 million has been paid as of June 30, 2010.

Donor Receivables are reported in Other Assets (Miscellaneous), with the corresponding payables reflected in Accounts payable and miscellaneous liabilities. Fee income recognized from these arrangements is included in Other Income. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in Note D—Loans and Guarantees.

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

The amounts presented below reflect IBRD’s respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2010, June 30, 2009, and June 30, 2008:

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Benefit Cost
Service cost	$221	$264	$258	$43	$44	$38	$15	$15	$14
Interest cost	655	697	611	99	104	82	27	28	15
Expected return on plan assets	(757)	(948)	(943)	(91)	(115)	(112)	—	—	—
Amortization of prior service cost (credit)	7	7	7	(2)	(2)	(2)	*	*	*
Amortization of unrecognized net loss	68	—	—	29	21	4	11	20	3

Net periodic pension cost (income)	$194	$20	$(67)	$78	$52	$10	$53	$64	$32

of which:
IBRD’s share	$94	$10	$(32)	$38	$25	$5	$26	$31	$15
IDA’s share	$100	$10	$(35)	$40	$27	$5	$27	$33	$17

*	Indicates amount less than $0.5 million

IDA’s share of the net periodic pension cost (income) is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

The expenses for the SRP, RSBP and PEBP are included in Administrative Expenses.

78    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2010, and June 30, 2009. Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. The assets of the PEBP are invested in fixed income instruments.

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2010	2009	2010	2009	2010	2009
Projected Benefit Obligations
Beginning of year	$9,608	$10,561	$1,433	$1,558	$395	$436
Service cost	221	264	43	44	15	15
Interest cost	655	697	99	104	27	28
Participant contributions	76	74	13	13	1	*
Retiree drug subsidy received	n.a.	n.a.	1	1	n.a.	n.a.
Plan amendment	—	5	—	—	—	1
Benefits paid	(457)	(445)	(49)	(54)	(18)	(19)
Actuarial loss (gain)	1,146	(1,549)	201	(233)	30	(66)

End of year	11,249	9,607	1,741	1,433	450	395

Fair value of plan assets
Beginning of year	9,932	12,414	1,166	1,396
Participant contributions	76	74	13	13
Actual return on assets	1,254	(2,162)	140	(244)
Employer contributions	145	51	56	55
Benefits paid	(457)	(445)	(49)	(54)

End of year	10,950	9,932	1,326	1,166

Funded status[a]	$(299)	$325	$(415)	$(267)	$(450)	$(395)

Accumulated Benefit Obligations	$9,502	$8,003	$1,741	$1,433	$415	$356

*	Indicates amount less than $0.5 million
a.	Positive funded status is reflected in Assets under retirement benefits plans; negative funded status is included in Liabilities under retirement benefits plans, on the Balance Sheet

Pension and other postretirement benefits attributable to IDA of $1,088 million ($1,109 million—June 30, 2009) is included in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits.

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2010:

In millions of U.S. dollars

	SRP	RSBP		PEBP	Total
Net actuarial loss	$2,445	$617		$157	$3,219
Prior service cost (credit)	35	(	*)	2	37

Net amount recognized in Accumulated Other Comprehensive Loss	$2,480	$617		$159	$3,256

*	Indicates amount less than $0.5 million

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2009:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$1,863	$495	$137	$2,495
Prior service cost (credit)	42	(2)	3	43

Net amount recognized in Accumulated Other Comprehensive Loss	$1,905	$493	$140	$2,538

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    79

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in the fiscal year ending June 30, 2011 are as follows:

In millions of U.S. dollars

	SRP	RSBP		PEBP	Total
Net actuarial loss	$117	$37		$12	$166
Prior service cost (credit)	7	(*	)	*	7

Amount estimated to be amortized into net periodic benefit cost	$124	$37		$12	$173

*	Indicates amount less than $0.5 million

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2010, June 30, 2009, and June 30, 2008:

Weighted average assumptions used to determine projected benefit obligation

In percent

	SRP			RSBP			PEBP
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	5.75	7.00	6.75	6.00	7.00	6.75	5.75	7.00	6.75
Rate of compensation increase	6.20	6.70	7.00				6.20	6.70	7.00
Health care growth rates - at end of fiscal year				7.00	7.00	7.25
Ultimate health care growth rate				4.25	4.75	5.50
Year in which ultimate rate is reached				2022	2017	2016

Weighted average assumptions used to determine net periodic pension cost

In percent

	SRP			RSBP			PEBP
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	7.00	6.75	6.25	7.00	6.75	6.25	7.00	6.75	6.25
Expected return on plan assets	7.75	7.75	7.75	7.75	8.25	8.25
Rate of compensation increase	6.70	7.00	6.50				6.70	7.00	6.50
Health care growth rates - at end of fiscal year				7.00	7.25	6.80
Ultimate health care growth rate				4.75	5.50	4.75
Year in which ultimate rate is reached				2017	2016	2012

80    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$33	$(25)
Effect on postretirement benefit obligation	$338	$(266)

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking higher investment returns while also managing risk. A key component of the investment policy is to establish a strategic asset allocation representing the policy portfolio (neutral mix of assets) around which the plans are invested. The strategic asset allocations for the plans are reviewed in detail and reset about every three to five years, with an annual review of key assumptions.

The key long-term objective is to target and secure asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates. This is particularly so in the case of the SRP, which has liabilities that can be projected with a reasonable level of confidence based on the actuarial assumptions. A portion of the SRP portfolio is dedicated to partially hedging the real interest rate risk inherent in the plan liabilities using US Treasury Inflation-Protected Securities (TIPS). Given the

relatively long investment horizons of the SRP and RSBP of approximately 10 years, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through various assets classes and strategies including equity, quasi-equity, private equity and real estate.

The strategic asset allocation is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as desired liquidity needs of the plans. The strategic asset allocation is comprised of a diversified portfolio drawn from among fixed-income, equity, real return and absolute return strategies.

The target asset allocations for the SRP and RSBP were approved in October 2007 and February 2009, respectively.

The following table presents the actual and target asset allocation at June 30, 2010 and June 30, 2009 by asset category for the SRP and RSRP.

In percent

	SRP			RSBP
	Target Allocation 2010 (%)	% of Plan Assets		Target Allocation 2010 (%)	% of Plan Assets
		2010	2009		2010	2009
Asset Class
Fixed Income	26.0	40.6	37.0	31.5	35.7	34.0
Listed Equity	14.0	15.5	16.0	24.0	22.6	23.0
Private Equity	15.0	19.8	17.3	22.0	25.6	23.0
Hedge Funds & Active Overlay	25.0	13.3	18.4	16.5	10.4	14.0
Real Estate	12.5	7.4	7.5	6.0	5.7	6.0
Timber	2.5	0.6	0.4	n.a	n.a	n.a
Infrastructure	2.5	1.0	0.7	n.a	n.a	n.a
Commodities	2.5	1.8	2.7	n.a	n.a	n.a

Total	100.0	100.0	100.0	100.0	100.0	100.0

Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investment in these asset classes are further diversified across funds, managers, strategies, geographies and sectors to limit the impact of any individual investment. Despite such level of diversification, equity market risk remains the primary source of the plan overall return volatility.

Risk management practices

Risk management is an integral part of managing the assets of the plans. Liability driven management and asset diversification are central to the overall investment strategy and risk management approach for the SRP. The surplus volatility risk (defined as annualized deviation of asset returns relative to that of liabilities) is considered the primary indicator of the SRP overall investment risk in the asset

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    81

allocation process. The investment risk is regularly monitored at the absolute level, as well as at the relative levels with respect to policy benchmarks and in the case of the SRP, to the liabilities. Credit risk is initiated through the application of the eligibility criteria and concentration limits for transactions with individual issues. Counterparty risk exposure on over-the-counter derivatives is mitigated through the use of master netting arrangements and collateral. The Plan manages its liquidity risk primarily by investing a portion of the asset base in securities that are either very liquid or can be liquidated at a fairly short notice and at a reasonable price. The level of illiquid asset classes appropriate in the portfolio also takes into account projected liquidity requirements.

Risk management for different asset classes is tailored to their specific characteristics and is an integral part of external manager due diligence. In addition, monitoring of performance (both manager and asset class) against benchmarks and compliance with investment guidelines are carried out as part of the risk monitoring process.

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on recurring basis. The following table presents the fair value hierarchy of major categories of plans assets as of June 30, 2010.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt Securities
Time deposits	$—	$172	$—	$172	$—	$18	$—	$18
Securities purchased under resale agreements	227	—	—	227	34	—	—	34
Government and agency securities	2,725	209	—	2,934	120	183	—	303
Corporate and convertible bonds	—	458	4	462	—	100	*	100
Asset backed securities	—	119	50	169	—	6	2	8
Mortgage backed securities	—	682	23	705	—	17	1	18

Total Debt Securities	2,952	1,640	77	4,669	154	324	3	481

Equity securities
Stocks	1,146	—	—	1,146	149	—	—	149
Mutual funds	49	—	—	49	6	—	—	6
Real estate investment trusts (REITS)	175	—	—	175	1	—	—	1

Total Equity Securities	1,370	—	—	1,370	156	—	—	156

Commingled funds	—	554	—	554	—	139	—	139
Private equity	—	—	2,177	2,177	—	—	340	340
Real estate (including infrastructure and timber)	—	—	729	729	—	—	74	74
Hedge funds	—	1,144	416	1,560	—	94	44	138
Derivative assets/liabilities	4	(4)	—	*	*	7	—	7
Short sales	—	(9)	—	(9)	—	—	—	—
Other assets/liabilities[a], net	—	—	—	(100)	—	—	—	(9)

Total Assets	$4,326	$3,325	$3,399	$10,950	$310	$564	$461	$1,326

a.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million.

Valuation methods and assumptions

In December 2009, FASB issued ASU 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). The ASU reduces complexity and improves consistency and comparability in the application of Fair Value Measurement and Disclosure guidance. The ASU is applicable for investors who report investments that utilize net asset value (NAV) for fair value and is therefore applicable for IBRD’s pension plans.

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

82    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in asset backed securities such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Plan management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITS) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments, and reviewed by management.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, and reviewed by management, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. For the June 30, 2010 reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    83

The following tables present a reconciliation of Level 3 assets held during the year ended June 30, 2010. A large number of hedge fund investments that are redeemable within 90 days of the period end were transferred out of Level 3 into Level 2 following additional guidance provided by the accounting standard setters.

In millions of US dollars

	SRP: Fair Value Measurements Using Significant Unobservable Inputs
	Corporate and Convertible Debt	Asset- backed Securities	Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$5	$32	$167	$1,715	$605	$1,704	$4,228
Actual return on plan assets:
Relating to assets still held at the reporting date	1	6	19	268	(17)	315	592
Relating to assets sold during the period	*	4	1	124	12	44	185
Purchases, issuance and settlements, net	(1)	12	(16)	70	129	(604)	(410)
Transfers in (out)	(1)	(4)	(148)	—	—	(1,043)	(1,196)

Balance at end of fiscal year	$4	$50	$23	$2,177	$729	$416	$3,399

*	Indicates amount less than $0.5 million

In millions of US dollars

	RSBP: Fair Value Measurements Using Significant Unobservable Inputs
	Corporate and Convertible Debt		Asset- backed Securities		Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$	*	$4		$9	$269	$61	$159	$502
Actual return on plan assets:
Relating to assets still held at the reporting date		—	(	*)	1	42	(4)	11	50
Relating to assets sold during the period		—	1		—	15	1	4	21
Purchases, issuance and settlements, net		—	(3)		(1)	14	16	(56)	(30)
Transfers in (out)		*	*		(8)	—	—	(74)	(82)

Balance at end of fiscal year	$	*	$2		$1	$340	$74	$44	$461

*	Indicates amount less than $0.5 million

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2010:

In millions of U.S. dollars

	SRP	RSBP		PEBP
		Before Medicare Part D Subsidy	Medicare Part D Subsidy
July 1, 2010 - June 30, 2011	$536	$49	$1	$28
July 1, 2011 - June 30, 2012	566	54	1	30
July 1, 2012 - June 30, 2013	592	60	2	31
July 1, 2013 - June 30, 2014	617	67	2	33
July 1, 2014 - June 30, 2015	643	73	2	35
July 1, 2015 - June 30, 2020	3,523	476	13	205

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during the fiscal year beginning July 1, 2010 is $154 million and $68 million, respectively.

NOTE K—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, currency translation adjustments, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

84    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

The following tables present the changes in Accumulated Other Comprehensive Income for the fiscal years ended June 30, 2010, June 30, 2009, and June 30, 2008:

In millions of U.S. dollars

	2010
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Losses on Benefit Plans	Unrecognized Prior Service (Costs) Credits on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)
Changes from period activity	(637)	—	(5)	(724)	6	(1,360)

Balance, end of the fiscal year	$223	$500	$(510)	$(3,219)	$(37)	$(3,043)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

In millions of U.S. dollars

	2009
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Losses on Benefit Plans	Unrecognized Prior Service Costs on Benefit Plans	Total Accumulated Other Comprehensive Income (Loss)
Balance, beginning of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253
Changes from period activity	(366)	—	11	(1,581)	(* )	(1,936)

Balance, end of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
*	Indicates amount less than $0.5 million

In millions of U.S. dollars

	2008
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	Unrecognized Prior Service (Costs) Credit on Benefit Plans	Total Accumulated Other Comprehensive Income (Loss)
Balance, beginning of the fiscal year	$434	$500	$(496)	$107	$(44)	$501
Changes from period activity	792	—	(20)	(1,021)	1	(248)

Balance, end of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2010    85

Note L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of June 30, 2010 and June 30, 2009.

In millions of U.S. dollars

	2010			2009
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$1,803	$1,803		$3,044	$3,044
Investments	36,301	36,301		41,045	41,045
Net Loans Outstanding	118,104	117,936		103,657	101,918
Derivative Assets
Investments	13,249	13,249		18,467	18,467
Client operations	17,633	17,633		19,559	19,559
Borrowings	87,457	87,457		82,793	82,793
Other Asset/Liability	3,287	3,287		2,246	2,246
Borrowings	128,577	128,563	[a]	110,040	110,022	[a]
Derivative Liabilities
Investments	13,360	13,360		18,923	18,923
Client operations	17,623	17,623		19,551	19,551
Borrowings	78,655	78,655		76,321	76,321
Other Asset/Liability	780	780		847	847

a.	Includes $14 million relating to transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000 ($18 million — June 30, 2009).

Valuation Methods and Assumptions

For valuation methods and assumptions of the following items see:

Investments – Notes A and C

Loans – Notes A and D

Borrowings – Notes A and E

Derivative assets and liabilities – Notes A, C, E and F

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net for the fiscal years ended June 30, 2010, June 30, 2009, and June 30, 2008.

In millions of U.S. dollars

	2010	2009	2008
Fair value adjustments— (losses) gains:
Borrowings—Note E	$(3,024)	$(1,068)	$1,042
Non-trading derivatives—Note F	1,971	4,362	(1,082)
Loan—Note D	15	(14)	*

Total	$(1,038)	$3,280	$(40)

*	Indicates amount less than $0.5 million

86    IBRD FINANCIAL STATEMENTS: JUNE 30, 2010

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	MTBOC

	Australian Dollar
	BOND/SELL AUD/IBRD/GDIF/0415AUD04.92	0000010110	AUD	35,000,000	32,142,250	1-Apr-2010	27-Apr-2010	28-Apr-2015
	BOND/SELL AUD/IBRD/GDIF/1013AUD04.68	0000010112	AUD	12,000,000	11,020,200	1-Apr-2010	27-Apr-2010	11-Oct-2013
	BOND/SELL AUD/IBRD/GDIF/0414AUD05.01	0000010128	AUD	11,500,000	10,665,675	12-Apr-2010	27-Apr-2010	28-Apr-2014
	BOND/SELL AUD/IBRD/GDIF/1116AUD06.00	0000010135	AUD	500,000,000	466,550,000	14-Apr-2010	21-Apr-2010	9-Nov-2016
	BOND/SELL AUD/IBRD/GDIF/1019AUD05.75	0000010136	AUD	900,000,000	839,790,000	14-Apr-2010	21-Apr-2010	21-Oct-2019
	BOND/SELL AUD/IBRD/GDIF/0514AUD05.14	0000010143	AUD	30,000,000	27,940,500	20-Apr-2010	20-May-2010	20-May-2014
	BOND/SELL AUD/IBRD/GDIF/1113AUD04.74	0000010151	AUD	10,000,000	9,262,500	22-Apr-2010	25-May-2010	14-Nov-2013
	BOND/SELL AUD/IBRD/GDIF/0515AUD05.10	0000010154	AUD	35,000,000	32,226,250	23-Apr-2010	27-May-2010	28-May-2015
	BOND/SELL AUD/IBRD/GDIF/0512AUD04.01	0000010180	AUD	11,400,000	10,208,130	11-May-2010	27-May-2010	29-May-2012
	BOND/SELL AUD/IBRD/GDIF/1213AUD04.38	0000010201	AUD	40,000,000	33,142,000	20-May-2010	29-Jun-2010	13-Dec-2013
	BOND/SELL AUD/IBRD/GDIF/1214AUD04.92	0000010210	AUD	30,000,000	24,331,500	25-May-2010	17-Jun-2010	17-Dec-2014
	BOND/SELL AUD/IBRD/GDIF/0720AUD01.00	0000010251	AUD	5,000,000	4,293,250	15-Jun-2010	6-Jul-2010	6-Jul-2020
	BOND/SELL AUD/IBRD/GDIF/0614AUD04.74	0000010258	AUD	31,400,000	27,219,090	18-Jun-2010	29-Jun-2010	26-Jun-2014
	BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010267	AUD	25,000,000	21,885,000	22-Jun-2010	1-Jul-2010	15-Feb-2017
	BOND/SELL AUD/IBRD/GDIF/0115AUD05.05	0000010269	AUD	30,000,000	26,188,500	23-Jun-2010	15-Jul-2010	15-Jan-2015
	BOND/SELL AUD/IBRD/GDIF/0114AUD04.50	0000010272	AUD	10,000,000	8,684,000	24-Jun-2010	28-Jul-2010	14-Jan-2014
	BOND/SELL AUD/IBRD/GDIF/0414AUD05.15	0000010090	AUD	35,000,000	31,942,750	24-Mar-2010	20-Apr-2010	16-Apr-2014

	Total By Currency			1,751,300,000	1,617,491,595

	Brazilian Real
	BOND/SELL BRL/IBRD/GDIF/0212BRL09.00	0000010155	BRL	35,000,000	19,935,636	26-Apr-2010	4-May-2010	10-Feb-2012
	BOND/SELL BRL/IBRD/GDIF/1212BRL09.25	0000010224	BRL	225,000,000	121,753,247	2-Jun-2010	22-Jun-2010	20-Dec-2012
	BOND/SELL BRL/IBRD/GDIF/0414BRL08.61	0000010103	BRL	140,000,000	78,253,822	31-Mar-2010	27-Apr-2010	30-Apr-2014

	Total By Currency			400,000,000	219,942,705

	Swiss Franc
	BOND/SELL CHF/IBRD/GDIF/0430CHF02.50	0000010059	CHF	100,000,000	93,283,582	3-Mar-2010	1-Apr-2010	1-Apr-2030

	Total By Currency			100,000,000	93,283,582

1 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings

	Chilean Peso
	BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010120	CLP	15,000,000,000	28,832,292	7-Apr-2010	15-Apr-2010	21-Feb-2013
	BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010149	CLP	10,000,000,000	19,173,617	22-Apr-2010	29-Apr-2010	21-Feb-2013
	BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010196	CLP	10,000,000,000	18,346,941	19-May-2010	26-May-2010	21-Feb-2013
	BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010091	CLP	10,000,000,000	18,749,414	25-Mar-2010	6-Apr-2010	21-Feb-2013
	BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010105	CLP	10,000,000,000	19,027,685	31-Mar-2010	12-Apr-2010	21-Feb-2013

	Total By Currency			55,000,000,000	104,129,949

	Columbian Peso
	BOND/SELL COP/IBRD/GDIF/0912COP07.00	0000010239	COP	95,000,000,000	49,128,614	10-Jun-2010	18-Jun-2010	10-Sep-2012

	Total By Currency			95,000,000,000	49,128,614

	Hungarian Forint
	BOND/SELL HUF/IBRD/GDIF/0517HUF05.50	0000010231	HUF	800,000,000	3,351,908	8-Jun-2010	16-Jun-2010	19-May-2017
	BOND/SELL HUF/IBRD/GDIF/0517HUF05.50	0000010268	HUF	400,000,000	1,754,694	23-Jun-2010	1-Jul-2010	19-May-2017

	Total By Currency			1,200,000,000	5,106,602

	Indian Rupees
	BOND/SELL INR/IBRD/GDIF/0613INR03.00	0000010234	INR	1,000,000,000	21,287,919	9-Jun-2010	28-Jun-2010	7-Jun-2013
	BOND/SELL INR/IBRD/GDIF/0412INR02.75	0000010108	INR	1,000,000,000	22,253,129	31-Mar-2010	13-Apr-2010	13-Apr-2012

	Total By Currency			2,000,000,000	43,541,048

	Japanese Yen
	BOND/SELL JPY/IBRD/GDIF/0425JPYSTR03	0000010115	JPY	100,000,000	1,064,679	7-Apr-2010	22-Apr-2010	23-Apr-2025
	BOND/SELL JPY/IBRD/GDIF/0425JPYSTR04	0000010123	JPY	200,000,000	2,134,927	9-Apr-2010	27-Apr-2010	28-Apr-2025
	BOND/SELL JPY/IBRD/GDIF/0340JPYSTR	0000010145	JPY	100,000,000	1,073,883	21-Apr-2010	19-May-2010	19-Mar-2040
	BOND/SELL JPY/IBRD/GDIF/0625JPYSTR01	0000010205	JPY	1,000,000,000	11,120,378	21-May-2010	10-Jun-2010	10-Jun-2025
	BOND/SELL JPY/IBRD/GDIF/0625JPYSTR02	0000010217	JPY	100,000,000	1,105,522	27-May-2010	17-Jun-2010	17-Jun-2025
	BOND/SELL JPY/IBRD/GDIF/0640JPYSTR	0000010230	JPY	100,000,000	1,088,791	7-Jun-2010	22-Jun-2010	22-Jun-2040

	Total By Currency			1,600,000,000	17,588,181

2 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings

	Korean Won
	BOND/SELL KRW/IBRD/GDIF/0213KRW02.30	0000010130	KRW	20,000,000,000	17,950,099	12-Apr-2010	23-Apr-2010	26-Feb-2013
	BOND/SELL KRW/IBRD/GDIF/0213KRW02.30	0000010198	KRW	12,000,000,000	10,046,885	20-May-2010	3-Jun-2010	26-Feb-2013

	Total By Currency			32,000,000,000	27,996,984

	Mexican Peso
	BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010114	MXN	250,000,000	20,397,340	6-Apr-2010	13-Apr-2010	11-Sep-2013
	BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010134	MXN	200,000,000	16,439,595	14-Apr-2010	22-Apr-2010	11-Sep-2013
	BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010175	MXN	250,000,000	19,897,330	11-May-2010	18-May-2010	11-Sep-2013
	BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010139	MXN	250,000,000	20,489,116	16-Apr-2010	28-Apr-2010	14-Dec-2012
	BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010276	MXN	250,000,000	19,709,871	24-Jun-2010	7-Jul-2010	14-Dec-2012
	BOND/SELL MXN/IBRD/GDIF/1212MXN06.00	0000010076	MXN	250,000,000	20,066,621	18-Mar-2010	7-Apr-2010	14-Dec-2012
	BOND/SELL MXN/IBRD/GDIF/0615MXN06.15	0000010165	MXN	40,000,000	3,281,459	30-Apr-2010	8-Jun-2010	8-Jun-2015

	Total By Currency			1,490,000,000	120,281,332

	Malaysian Ringgit
	BOND/SELL MYR/IBRD/GDIF/0613MYR01.75	0000010283	MYR	200,000,000	61,814,248	24-Jun-2010	6-Jul-2010	24-Jun-2013
	BOND/SELL MYR/IBRD/GDIF/0412MYR01.50	0000010107	MYR	75,000,000	22,992,029	31-Mar-2010	13-Apr-2010	13-Apr-2012

	Total By Currency			275,000,000	84,806,278

	Norwegian Krone
	BOND/SELL NOK/IBRD/GDIF/0415NOK03.375	0000010144	NOK	2,500,000,000	425,003,825	20-Apr-2010	30-Apr-2010	30-Apr-2015
	BOND/SELL NOK/IBRD/GDIF/0415NOK03.375	0000010179	NOK	500,000,000	80,772,834	11-May-2010	18-May-2010	30-Apr-2015
	BOND/SELL NOK/IBRD/GDIF/0620NOK03.625	0000010250	NOK	750,000,000	117,313,979	14-Jun-2010	22-Jun-2010	22-Jun-2020

	Total By Currency			3,750,000,000	623,090,639

	New Zealand Dollar
	BOND/SELL NZD/IBRD/GDIF/1013NZD04.02	0000010113	NZD	7,000,000	4,943,750	1-Apr-2010	27-Apr-2010	11-Oct-2013
	BOND/SELL NZD/IBRD/GDIF/1113NZD04.02	0000010152	NZD	5,000,000	3,553,500	22-Apr-2010	25-May-2010	14-Nov-2013
	BOND/SELL NZD/IBRD/GDIF/1213NZD04.14	0000010199	NZD	32,000,000	21,513,600	20-May-2010	29-Jun-2010	13-Dec-2013

3 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	BOND/SELL NZD/IBRD/GDIF/1212NZD03.24	0000010256	NZD	1,500,000	1,054,425	18-Jun-2010	25-Jun-2010	20-Dec-2012
	BOND/SELL NZD/IBRD/GDIF/0614NZD04.29	0000010259	NZD	36,700,000	25,798,265	18-Jun-2010	29-Jun-2010	26-Jun-2014
	BOND/SELL NZD/IBRD/GDIF/0720NZD00.50	0000010262	NZD	7,000,000	4,998,350	21-Jun-2010	6-Jul-2010	6-Jul-2020
	BOND/SELL NZD/IBRD/GDIF/0114NZD03.96	0000010275	NZD	8,000,000	5,652,000	24-Jun-2010	28-Jul-2010	14-Jan-2014

	Total By Currency			97,200,000	67,513,890

	Romanian Lei
	BOND/SELL RON/IBRD/GDIF/0811RON07.75	0000010204	RON	75,000,000	22,382,047	21-May-2010	28-May-2010	26-Aug-2011

	Total By Currency			75,000,000	22,382,047

	Russian Rouble
	BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010254	RUB	1,000,000,000	32,276,858	17-Jun-2010	24-Jun-2010	11-Dec-2013
	BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010271	RUB	500,000,000	16,108,663	23-Jun-2010	1-Jul-2010	11-Dec-2013
	BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010101	RUB	500,000,000	16,991,487	30-Mar-2010	12-Apr-2010	11-Dec-2013

	Total By Currency			2,000,000,000	65,377,008

	Swedish Krona
	BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000010092	SEK	100,000,000	13,789,300	26-Mar-2010	6-Apr-2010	15-Dec-2017

	Total By Currency			100,000,000	13,789,300

	Turkish Lira
	BOND/SELL TRY/IBRD/GDIF/0413TRY09.00	0000010131	TRY	50,000,000	33,554,795	13-Apr-2010	22-Apr-2010	22-Apr-2013
	BOND/SELL TRY/IBRD/GDIF/0413TRY09.00	0000010253	TRY	25,000,000	15,924,581	16-Jun-2010	25-Jun-2010	22-Apr-2013
	BOND/SELL TRY/IBRD/GDIF/0413TRY09.00	0000010286	TRY	35,000,000	22,123,894	25-Jun-2010	2-Jul-2010	22-Apr-2013
	BOND/SELL TRY/IBRD/GDIF/0113TRY09.00	0000010218	TRY	50,000,000	31,905,051	27-May-2010	4-Jun-2010	25-Jan-2013
	BOND/SELL TRY/IBRD/GDIF/0113TRY09.00	0000010102	TRY	50,000,000	32,845,037	31-Mar-2010	12-Apr-2010	25-Jan-2013

	Total By Currency			210,000,000	136,353,358

	United States Dollar
	BOND/SELL USD/IBRD/GDIF/0414USD01.44	0000010111	USD	8,000,000	8,000,000	1-Apr-2010	27-Apr-2010	14-Apr-2014
	BOND/SELL USD/IBRD/GDIF/0713USD01.75	0000010142	USD	3,500,000,000	3,500,000,000	20-Apr-2010	27-Apr-2010	15-Jul-2013

4 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	BOND/SELL USD/IBRD/GDIF/0511USD00.43	0000010148	USD	100,000,000	100,000,000	21-Apr-2010	29-Apr-2010	2-May-2011
	BOND/SELL USD/IBRD/GDIF/0514USD01.38	0000010150	USD	6,000,000	6,000,000	22-Apr-2010	25-May-2010	14-May-2014
	BOND/SELL USD/IBRD/GDIF/0515USDSTR02	0000010161	USD	100,000,000	100,000,000	28-Apr-2010	11-May-2010	11-May-2015
	BOND/SELL USD/IBRD/GDIF/0511USD00.48	0000010166	USD	100,000,000	100,000,000	3-May-2010	10-May-2010	13-May-2011
	BOND/SELL USD/IBRD/GDIF/0611USD00.48	0000010183	USD	100,000,000	100,000,000	14-May-2010	21-May-2010	29-Jun-2011
	BOND/SELL USD/IBRD/GDIF/0515USD02.375	0000010184	USD	4,500,000,000	4,500,000,000	18-May-2010	26-May-2010	26-May-2015
	BOND/SELL USD/IBRD/GDIF/0613USDSTR02	0000010185	USD	500,000,000	500,000,000	18-May-2010	3-Jun-2010	3-Jun-2013
	BOND/SELL USD/IBRD/GDIF/0614USD01.20	0000010200	USD	8,000,000	8,000,000	20-May-2010	29-Jun-2010	13-Jun-2014
	BOND/SELL USD/IBRD/GDIF/1111USD00.85	0000010206	USD	1,000,000,000	1,000,000,000	24-May-2010	28-May-2010	28-Nov-2011
	BOND/SELL USD/IBRD/GDIF/0114USDSTR02	0000010209	USD	50,000,000	50,000,000	25-May-2010	28-May-2010	13-Jan-2014
	BOND/SELL USD/IBRD/GDIF/0612USDSTR03	0000010214	USD	1,000,000,000	1,000,000,000	27-May-2010	15-Jun-2010	15-Jun-2012
	BOND/SELL USD/IBRD/GDIF/0620USDSTR	0000010238	USD	37,000,000	37,000,000	10-Jun-2010	24-Jun-2010	24-Jun-2020
	BOND/SELL USD/IBRD/GDIF/0711USDFRN	0000010244	USD	2,000,000,000	2,000,000,000	11-Jun-2010	18-Jun-2010	13-Jul-2011
	BOND/SELL USD/IBRD/GDIF/0811USD00.50	0000010255	USD	250,000,000	250,000,000	18-Jun-2010	25-Jun-2010	25-Aug-2011
	BOND/SELL USD/IBRD/GDIF/0712USDSTR02	0000010265	USD	1,000,000,000	1,000,000,000	21-Jun-2010	6-Jul-2010	6-Jul-2012
	BOND/SELL USD/IBRD/GDIF/0715USDSTR	0000010270	USD	10,000,000	10,000,000	23-Jun-2010	16-Jul-2010	16-Jul-2015
	BOND/SELL USD/IBRD/GDIF/0714USD01.02	0000010274	USD	3,000,000	3,000,000	24-Jun-2010	28-Jul-2010	14-Jul-2014
	BOND/SELL USD/IBRD/GDIF/0725USDSTR	0000010285	USD	35,000,000	35,000,000	25-Jun-2010	2-Jul-2010	2-Jul-2025
	BOND/SELL USD/IBRD/GDIF/0425USDSTR	0000010067	USD	15,000,000	15,000,000	12-Mar-2010	9-Apr-2010	9-Apr-2025

	Total By Currency			14,322,000,000	14,322,000,000

	South African Rand
	BOND/SELL ZAR/IBRD/GDIF/0413ZAR06.50	0000010116	ZAR	40,000,000	5,503,274	6-Apr-2010	21-Apr-2010	22-Apr-2013
	BOND/SELL ZAR/IBRD/GDIF/0615ZAR07.20	0000010164	ZAR	25,000,000	3,411,200	30-Apr-2010	8-Jun-2010	8-Jun-2015
	BOND/SELL ZAR/IBRD/GDIF/1213ZAR06.45	0000010232	ZAR	765,000,000	98,675,937	9-Jun-2010	21-Jun-2010	19-Dec-2013
	BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010106	ZAR	150,000,000	20,448,364	31-Mar-2010	12-Apr-2010	1-Mar-2017
	BOND/SELL ZAR/IBRD/GDIF/0415ZAR00.50	0000010095	ZAR	2,500,000,000	337,577,812	29-Mar-2010	8-Apr-2010	20-Apr-2015

	Total By Currency			3,480,000,000	465,616,587

MTBOC Total					18,099,419,697

MTBOZ			AUD

5 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings

	Australian Dollar
	BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000010225	AUD	2,000,000	1,670,300	2-Jun-2010	9-Jun-2010	2-May-2018

	Total By Currency			2,000,000	1,670,300

	United States Dollar
	BOND/SELL USD/IBRD/GDIF/0440USDSTR04	0000010117	USD	40,000,000	40,000,000	7-Apr-2010	21-Apr-2010	21-Apr-2040
	BOND/SELL USD/IBRD/GDIF/0440USDSTR05	0000010118	USD	40,000,000	40,000,000	7-Apr-2010	21-Apr-2010	21-Apr-2040
	BOND/SELL USD/IBRD/GDIF/0440USDSTR06	0000010119	USD	40,000,000	40,000,000	7-Apr-2010	21-Apr-2010	21-Apr-2040
	BOND/SELL USD/IBRD/GDIF/0540USDSTR	0000010146	USD	39,550,000	39,550,000	14-Apr-2010	28-May-2010	28-May-2040
	BOND/SELL USD/IBRD/GDIF/0540USDSTR01	0000010147	USD	39,550,000	39,550,000	14-Apr-2010	28-May-2010	28-May-2040
	BOND/SELL USD/IBRD/GDIF/0540USDSTR02	0000010172	USD	118,376,507	118,376,507	11-May-2010	25-May-2010	25-May-2040
	BOND/SELL USD/IBRD/GDIF/0540USDSTR03	0000010173	USD	118,376,507	118,376,507	11-May-2010	25-May-2010	25-May-2040
	BOND/SELL USD/IBRD/GDIF/0540USDSTR04	0000010174	USD	123,540,225	123,540,225	11-May-2010	25-May-2010	25-May-2040
	BOND/SELL USD/IBRD/GDIF/0540USDSTR05	0000010181	USD	117,703,979	117,703,979	12-May-2010	25-May-2010	25-May-2040
	BOND/SELL USD/IBRD/GDIF/1213USDSTR01	0000010215	USD	19,578,000	19,578,000	27-May-2010	2-Jun-2010	5-Dec-2013
	BOND/SELL USD/IBRD/GDIF/0640USDSTR	0000010241	USD	38,350,000	38,350,000	11-Jun-2010	25-Jun-2010	25-Jun-2040
	BOND/SELL USD/IBRD/GDIF/0640USDSTR01	0000010242	USD	38,350,000	38,350,000	11-Jun-2010	25-Jun-2010	25-Jun-2040
	BOND/SELL USD/IBRD/GDIF/0640USDSTR02	0000010243	USD	38,350,000	38,350,000	11-Jun-2010	25-Jun-2010	25-Jun-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR	0000010284	USD	45,110,570	45,110,570	25-Jun-2010	9-Jul-2010	9-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR01	0000010287	USD	45,110,570	45,110,570	25-Jun-2010	9-Jul-2010	9-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0740USDSTR02	0000010288	USD	45,110,570	45,110,570	25-Jun-2010	9-Jul-2010	9-Jul-2040
	BOND/SELL USD/IBRD/GDIF/0914USDSTR	0000010100	USD	4,465,000	4,465,000	30-Mar-2010	5-Apr-2010	30-Sep-2014
	BOND/SELL USD/IBRD/GDIF/0440USDSTR	0000010086	USD	38,500,000	38,500,000	23-Mar-2010	6-Apr-2010	6-Apr-2040
	BOND/SELL USD/IBRD/GDIF/0440USDSTR01	0000010087	USD	38,500,000	38,500,000	23-Mar-2010	6-Apr-2010	6-Apr-2040
	BOND/SELL USD/IBRD/GDIF/0440USDSTR02	0000010088	USD	38,500,000	38,500,000	23-Mar-2010	6-Apr-2010	6-Apr-2040
	BOND/SELL USD/IBRD/GDIF/0440USDSTR03	0000010089	USD	153,000,000	153,000,000	24-Mar-2010	7-Apr-2010	7-Apr-2040

	Total By Currency			1,220,021,927	1,220,021,927

MTBOZ Total				1,222,027,927	1,221,698,227

Grand Total					19,321,117,925

6 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Maturing Borrowings
	MTBOC

	Australian Dollar
	BOND/SELL AUD/IBRD/0510AUD00.50	0000006336	AUD	21,000,000	18,817,050	12-May-2003	12-May-2010
	BOND/SELL AUD/IBRD/GDIF/0410AUD00.50	0000006306	AUD	46,000,000	42,239,500	16-Apr-2003	19-Apr-2010
	BOND/SELL AUD/IBRD/GDIF/0410AUD00.5001	0000006322	AUD	55,000,000	50,657,750	28-Apr-2003	28-Apr-2010
	BOND/SELL AUD/IBRD/GDIF/0410AUD05.00	0000007442	AUD	50,000,000	46,372,500	12-Apr-2006	12-Apr-2010
	BOND/SELL AUD/IBRD/GDIF/0410AUD05.30	0000007608	AUD	14,800,000	13,668,540	27-Oct-2006	27-Apr-2010
	BOND/SELL AUD/IBRD/GDIF/0410AUD05.88	0000007852	AUD	26,000,000	24,012,300	26-Apr-2007	27-Apr-2010
	BOND/SELL AUD/IBRD/GDIF/0410AUD06.18	0000008861	AUD	170,000,000	158,482,500	23-Apr-2008	15-Apr-2010
	BOND/SELL AUD/IBRD/GDIF/0510AUD00.50A	0000006344	AUD	17,000,000	14,085,350	20-May-2003	20-May-2010
	BOND/SELL AUD/IBRD/GDIF/0510AUD05.92	0000007935	AUD	8,500,000	7,028,225	24-May-2007	24-May-2010
	BOND/SELL AUD/IBRD/GDIF/0510AUD06.06	0000007855	AUD	3,000,000	2,625,300	16-May-2007	18-May-2010
	BOND/SELL AUD/IBRD/GDIF/0510AUD06.36	0000008396	AUD	18,000,000	15,146,100	29-Nov-2007	27-May-2010
	BOND/SELL AUD/IBRD/GDIF/0610AUD05.50	0000007681	AUD	13,000,000	11,485,500	21-Dec-2006	21-Jun-2010
	BOND/SELL AUD/IBRD/GDIF/0610AUD05.73	0000007959	AUD	51,300,000	41,981,355	7-Jun-2007	7-Jun-2010
	BOND/SELL AUD/IBRD/GDIF/0610AUD05.83	0000007990	AUD	95,000,000	81,742,750	14-Jun-2007	14-Jun-2010
	BOND/SELL AUD/IBRD/GDIF/0610AUD06.18	0000008018	AUD	13,000,000	11,261,250	28-Jun-2007	17-Jun-2010
	BOND/SELL AUD/IBRD/GDIF/0610AUD06.18A	0000008485	AUD	10,000,000	8,835,000	20-Dec-2007	21-Jun-2010
	BOND/SELL AUD/IBRD/GDIF/0610AUD06.50	0000008946	AUD	157,000,000	137,053,150	12-Jun-2008	23-Jun-2010
	BOND/SELL AUD/IBRD/GDIF/0610AUD06.68	0000008970	AUD	71,000,000	59,909,800	10-Jun-2008	10-Jun-2010
	BOND/SELL AUD/IBRD/GDIF/0610AUD06.68A	0000008984	AUD	235,000,000	202,828,500	16-Jun-2008	16-Jun-2010

	Total By Currency			1,074,600,000	948,232,420

	Brazilian Real
	BOND/SELL BRL/IBRD/GDIF/0610BRL09.00	0000008057	BRL	50,000,000	28,238,218	6-Jul-2007	22-Jun-2010
	BOND/SELL BRL/IBRD/GDIF/0610BRL09.00	0000008090	BRL	30,000,000	16,942,931	12-Jul-2007	22-Jun-2010
	BOND/SELL BRL/IBRD/GDIF/0610BRL09.00	0000008141	BRL	30,000,000	16,942,931	3-Aug-2007	22-Jun-2010

	Total By Currency			110,000,000	62,124,079

	Canadian Dollar
	BOND/SELL CAD/IBRD/GDIF/0510CAD00.50	0000006363	CAD	24,000,000	22,920,447	28-May-2003	28-May-2010

	Total By Currency			24,000,000	22,920,447

7 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

	Euro Currency
	BOND/SELL EUR/IBRD/GDIF/0410EUR03.20	0000007832	EUR	751,000	1,021,172	10-Apr-2007	12-Apr-2010
	BOND/SELL EUR/IBRD/GDIF/0510EUR00.50	0000006341	EUR	25,000,000	30,781,250	15-May-2003	17-May-2010
	BOND/SELL EUR/IBRD/GDIF/0610EUR03.54	0000008971	EUR	3,000,000	3,613,800	10-Jun-2008	10-Jun-2010
	BOND/SELL EUR/IBRD/GDIF/0610EUR04.25	0000007948	EUR	1,500,000,000	1,820,625,000	30-May-2007	1-Jun-2010
	BOND/SELL EUR/IBRD/GDIF/0610EURFRN	0000008064	EUR	7,500,000	9,193,875	5-Jul-2007	22-Jun-2010
	BOND/SELL EUR/IBRD/GDIF/0610ITLSTRE	0000000277	EUR	107,681,264	131,268,844	29-Jun-1998	29-Jun-2010

	Total By Currency			1,643,932,264	1,996,503,942

	Hong Kong Dollar
	BOND/SELL HKD/IBRD/GDIF/0610HKDFRN01	0000009380	HKD	1,500,000,000	192,842,955	24-Dec-2008	24-Jun-2010
	BOND/SELL HKD/IBRD/GDIF/0610HKDFRN02	0000009386	HKD	1,500,000,000	192,644,821	30-Dec-2008	30-Jun-2010

	Total By Currency			3,000,000,000	385,487,776

	Hungarian Forint
	BOND/SELL HUF/IBRD/GDIF/0410HUF05.50	0000007033	HUF	10,000,000,000	50,607,287	21-Apr-2005	21-Apr-2010
	BOND/SELL HUF/IBRD/GDIF/0410HUF05.50	0000007081	HUF	5,000,000,000	25,303,644	25-May-2005	21-Apr-2010

	Total By Currency			15,000,000,000	75,910,931

	Indian Rupees
	BOND/SELL INR/IBRD/GDIF/0610INR07.25	0000008070	INR	1,000,000,000	21,554,047	9-Jul-2007	26-Jun-2010
	BOND/SELL INR/IBRD/GDIF/0610INR07.25	0000008129	INR	250,000,000	5,388,512	25-Jul-2007	26-Jun-2010
	BOND/SELL INR/IBRD/GDIF/0610INR07.25	0000008220	INR	300,000,000	6,466,214	10-Sep-2007	26-Jun-2010
	BOND/SELL INR/IBRD/GDIF/0610INR07.25	0000008938	INR	450,000,000	9,699,321	27-May-2008	26-Jun-2010
	BOND/SELL INR/IBRD/GDIF/0610INR07.25	0000009015	INR	600,000,000	12,932,428	26-Jun-2008	26-Jun-2010
	BOND/SELL INR/IBRD/GDIF/0610INR07.25	0000009127	INR	500,000,000	10,777,023	8-Aug-2008	26-Jun-2010

	Total By Currency			3,100,000,000	66,817,545

8 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

	Icelandic Krona
	BOND/SELL ISK/IBRD/GDIF/0510ISK09.50	0000008935	ISK	8,000,000,000	61,474,623	27-May-2008	27-May-2010
	BOND/SELL ISK/IBRD/GDIF/0510ISK10.00	0000007898	ISK	2,000,000,000	15,515,904	11-May-2007	11-May-2010

	Total By Currency			10,000,000,000	76,990,526

	Malaysian Ringgit
	BOND/SELL MYR/IBRD/MLT/0510MYR03.58	0000007078	MYR	760,000,000	236,870,812	12-May-2005	12-May-2010

	Total By Currency			760,000,000	236,870,812

	New Zealand Dollar
	BOND/SELL NZD/IBRD/GDIF/0410NZD06.78	0000008854	NZD	25,000,000	17,997,500	23-Apr-2008	27-Apr-2010
	BOND/SELL NZD/IBRD/GDIF/0410NZD07.22	0000008878	NZD	8,000,000	5,766,800	23-Apr-2008	26-Apr-2010
	BOND/SELL NZD/IBRD/GDIF/0510NZD06.60	0000008918	NZD	18,720,000	12,555,504	29-May-2008	26-May-2010
	BOND/SELL NZD/IBRD/GDIF/0510NZD06.96	0000008336	NZD	10,000,000	6,603,000	13-Nov-2007	25-May-2010
	BOND/SELL NZD/IBRD/GDIF/0510NZD07.00	0000007893	NZD	1,350,000	978,210	10-May-2007	10-May-2010
	BOND/SELL NZD/IBRD/GDIF/0610NZD06.42	0000008991	NZD	24,000,000	17,047,200	26-Jun-2008	23-Jun-2010
	BOND/SELL NZD/IBRD/GDIF/0610NZD06.88	0000008997	NZD	35,000,000	24,991,750	30-Jun-2008	21-Jun-2010
	BOND/SELL NZD/IBRD/GDIF/0610NZD06.94	0000008973	NZD	24,000,000	16,356,000	10-Jun-2008	10-Jun-2010
	BOND/SELL NZD/IBRD/GDIF/0610NZD07.08	0000008372	NZD	16,000,000	11,424,800	26-Nov-2007	21-Jun-2010

	Total By Currency			162,070,000	113,720,764

	Russian Rouble
	BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008072	RUB	500,000,000	16,021,790	6-Jul-2007	25-Jun-2010
	BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008378	RUB	250,000,000	8,010,895	8-Nov-2007	25-Jun-2010
	BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008423	RUB	750,000,000	24,032,684	27-Nov-2007	25-Jun-2010
	BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008600	RUB	500,000,000	16,021,790	9-Jan-2008	25-Jun-2010
	BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008702	RUB	500,000,000	16,021,790	19-Feb-2008	25-Jun-2010
	BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008872	RUB	500,000,000	16,021,790	18-Apr-2008	25-Jun-2010
	BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008960	RUB	500,000,000	16,021,790	11-Jun-2008	25-Jun-2010
	BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000009087	RUB	250,000,000	8,010,895	23-Jul-2008	25-Jun-2010
	BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000009192	RUB	250,000,000	8,010,895	5-Sep-2008	25-Jun-2010

	Total By Currency			4,000,000,000	128,174,317

9 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

	United States Dollar
	BOND/SELL USD/IBRD/COLTS/0510USD07.75	0000000782	USD	3,130,000	3,130,000	15-May-1990	10-May-2010
	BOND/SELL USD/IBRD/COLTS/0510USD09.25	0000000769	USD	380,000	380,000	24-Apr-1990	3-May-2010
	BOND/SELL USD/IBRD/COLTS/0510USD09.58	0000000464	USD	20,100,000	20,100,000	6-Aug-1987	15-May-2010
	BOND/SELL USD/IBRD/GDIF/0410USD01.05	0000009460	USD	1,500,000,000	1,500,000,000	6-Feb-2009	6-Apr-2010
	BOND/SELL USD/IBRD/GDIF/0410USD03.36	0000008300	USD	8,000,000	8,000,000	25-Oct-2007	26-Apr-2010
	BOND/SELL USD/IBRD/GDIF/0510USD03.60	0000008335	USD	10,000,000	10,000,000	13-Nov-2007	25-May-2010
	BOND/SELL USD/IBRD/GDIF/0510USD03.90	0000007885	USD	10,000,000	10,000,000	17-May-2007	25-May-2010
	BOND/SELL USD/IBRD/GDIF/0510USDSTR02	0000009313	USD	20,000,000	20,000,000	3-Nov-2008	6-May-2010
	BOND/SELL USD/IBRD/GDIF/0610USD02.35	0000008972	USD	87,000,000	87,000,000	10-Jun-2008	10-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USD04.55	0000007504	USD	10,000,000	10,000,000	15-Jun-2006	15-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USD04.56	0000007489	USD	53,000,000	53,000,000	15-Jun-2006	15-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USD04.88	0000007971	USD	10,000,000	10,000,000	21-Jun-2007	22-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USD05.01	0000007981	USD	10,000,000	10,000,000	21-Jun-2007	21-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USD06.22	0000008085	USD	7,250,000	7,250,000	5-Jul-2007	22-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USD06.22	0000008297	USD	12,750,000	12,750,000	3-Oct-2007	22-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USD07.12	0000004569	USD	1,000,000,000	1,000,000,000	21-Jun-2000	21-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USD07.44	0000008086	USD	7,250,000	7,250,000	5-Jul-2007	22-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USDFRN	0000008060	USD	10,000,000	10,000,000	5-Jul-2007	22-Jun-2010
	BOND/SELL USD/IBRD/GDIF/0610USDSTR1	0000006396	USD	20,000,000	20,000,000	16-Jun-2003	16-Jun-2010

	Total By Currency			2,798,860,000	2,798,860,000

	South African Rand
	BOND/SELL ZAR/IBRD/GDIF/0410ZAR06.30	0000007459	ZAR	100,000,000	13,569,442	25-Apr-2006	26-Apr-2010
	BOND/SELL ZAR/IBRD/GDIF/0410ZAR09.54	0000008713	ZAR	25,000,000	3,382,355	27-Feb-2008	15-Apr-2010
	BOND/SELL ZAR/IBRD/GDIF/0410ZAR10.00	0000008767	ZAR	40,000,000	5,495,638	7-Apr-2008	7-Apr-2010
	BOND/SELL ZAR/IBRD/GDIF/0510ZAR06.30	0000007435	ZAR	50,000,000	6,682,214	10-Apr-2006	10-May-2010

10 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
	BOND/SELL ZAR/IBRD/GDIF/0510ZAR06.30A	0000007444	ZAR	50,000,000	6,682,214	20-Apr-2006	10-May-2010
	BOND/SELL ZAR/IBRD/GDIF/0510ZAR06.30B	0000007452	ZAR	55,000,000	7,350,435	26-Apr-2006	10-May-2010
	BOND/SELL ZAR/IBRD/GDIF/0510ZAR07.32	0000007041	ZAR	50,000,000	6,682,214	21-Apr-2005	10-May-2010
	BOND/SELL ZAR/IBRD/GDIF/0510ZAR07.38	0000007059	ZAR	50,000,000	6,682,214	16-May-2005	10-May-2010
	BOND/SELL ZAR/IBRD/GDIF/0510ZAR07.62	0000007820	ZAR	66,000,000	8,820,522	4-Apr-2007	10-May-2010
	BOND/SELL ZAR/IBRD/GDIF/0510ZAR10.10	0000008850	ZAR	20,000,000	2,672,886	8-May-2008	10-May-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR06.30	0000007462	ZAR	55,000,000	7,096,316	15-May-2006	10-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR06.30A	0000007465	ZAR	55,000,000	7,096,316	22-May-2006	10-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR06.30B	0000007471	ZAR	80,000,000	10,321,915	8-Jun-2006	10-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR07.02	0000007099	ZAR	125,000,000	16,127,992	14-Jun-2005	10-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR07.02A	0000009354	ZAR	85,140,000	11,142,739	12-Dec-2008	14-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR08.27	0000007934	ZAR	115,000,000	14,849,919	1-Jun-2007	1-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR08.82	0000008337	ZAR	60,000,000	7,741,436	8-Nov-2007	10-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.24	0000008417	ZAR	50,000,000	6,451,197	13-Dec-2007	10-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.55	0000008692	ZAR	380,000,000	50,141,187	14-Feb-2008	17-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.59	0000008727	ZAR	413,000,000	54,495,553	27-Feb-2008	17-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.72	0000008564	ZAR	356,000,000	46,974,375	20-Dec-2007	17-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.87	0000008627	ZAR	310,000,000	40,904,653	22-Jan-2008	17-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR09.97	0000008853	ZAR	447,000,000	58,981,870	14-Apr-2008	17-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR11.00	0000008925	ZAR	40,000,000	5,278,020	17-Jun-2008	17-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR11.15	0000008976	ZAR	1,320,000,000	174,174,650	11-Jun-2008	17-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR11.16	0000009004	ZAR	155,000,000	20,785,281	30-Jun-2008	21-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR11.28	0000008975	ZAR	170,000,000	21,934,069	1-Jul-2008	10-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZAR13.38	0000004534	ZAR	100,000,000	13,187,306	26-Jun-2000	28-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZARFRN	0000008059	ZAR	120,000,000	15,869,133	6-Jul-2007	22-Jun-2010
	BOND/SELL ZAR/IBRD/GDIF/0610ZARFRN	0000008224	ZAR	80,000,000	10,579,422	4-Sep-2007	22-Jun-2010

	Total By Currency			5,022,140,000	662,153,481

MTBOC Total					7,574,767,040

MTBOZ

11 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

	United States Dollar
	BOND/SELL USD/IBRD/COLTS/0610USD00.00	0000000804	USD	40,000,000	40,000,000

	Total By Currency			40,000,000	40,000,000

Total				40,000,000	40,000,000

Grand Total					7,614,767,040

12 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Early Retirement
	MTBOC

	Brazilian Real
	BOND/BUY BRL/IBRD/GDIF/1013BRL08.73	0000010235	BRL	20,000,000	11,291,142	21-Jun-2010	28-Oct-2013
	BOND/BUY BRL/IBRD/GDIF/0913BRL08.46	0000010236	BRL	10,000,000	5,645,571	21-Jun-2010	27-Sep-2013

	Total By Currency			30,000,000	16,936,713

	Euro Currency
	BOND/BUY EUR/IBRD/GDIF/0413ITLSTRE	0000010229	EUR	4,286,592	5,198,565	11-Jun-2010	29-Apr-2013

	Total By Currency			4,286,592	5,198,565

	Pound Sterling
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010097	GBP	10,000,000	15,355,000	9-Apr-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010121	GBP	13,000,000	20,098,000	16-Apr-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010129	GBP	4,698,000	7,238,678	20-Apr-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010137	GBP	3,000,000	4,608,750	23-Apr-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010140	GBP	8,145,000	12,370,626	28-Apr-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010158	GBP	4,000,000	6,062,200	5-May-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010159	GBP	8,000,000	12,052,800	6-May-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010168	GBP	10,800,000	15,588,720	18-May-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010194	GBP	5,000,000	7,287,750	27-May-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010260	GBP	10,700,000	15,949,420	25-Jun-2010	7-Jun-2021
	BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000010141	GBP	27,600,000	41,918,880	28-Apr-2010	7-Jun-2032
	BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000010160	GBP	6,000,000	9,039,600	6-May-2010	7-Jun-2032
	BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000010197	GBP	6,640,000	9,738,556	2-Jun-2010	7-Jun-2032
	BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000010261	GBP	14,800,000	22,060,880	25-Jun-2010	7-Jun-2032

	Total By Currency			132,383,000	199,369,860

13 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Early Retirement

	Japanese Yen
	BOND/BUY JPY/IBRD/GDIF/0435JPYSTR04	0000010109	JPY	500,000,000	5,335,041	27-Apr-2010	27-Apr-2035
	BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000010122	JPY	130,000,000	1,398,677	20-Apr-2010	20-Apr-2027
	BOND/BUY JPY/IBRD/GDIF/0538JPYSTR12	0000010138	JPY	200,000,000	2,224,076	21-May-2010	21-May-2038
	BOND/BUY JPY/IBRD/GDIF/0538JPYSTR05	0000010153	JPY	100,000,000	1,077,644	13-May-2010	13-May-2038
	BOND/BUY JPY/IBRD/GDIF/0525JPYSTR01	0000010156	JPY	1,500,000,000	16,622,340	26-May-2010	22-May-2025
	BOND/BUY JPY/IBRD/GDIF/1032JPYSTR03	0000010163	JPY	900,000,000	10,008,340	21-May-2010	8-Oct-2032
	BOND/BUY JPY/IBRD/GDIF/1220JPYSTR03	0000010171	JPY	1,000,000,000	10,936,731	8-Jun-2010	8-Dec-2020
	BOND/BUY JPY/IBRD/GDIF/0737JPYSTR26	0000010202	JPY	150,000,000	1,619,258	4-Jun-2010	13-Jul-2037

	Total By Currency			4,480,000,000	49,222,107

	United States Dollar
	BOND/BUY USD/IBRD/GDIF/0411USDSTR	0000010068	USD	500,000,000	500,000,000	14-Apr-2010	14-Apr-2011
	BOND/BUY USD/IBRD/GDIF/0511USDSTR	0000010157	USD	1,000,000,000	1,000,000,000	18-May-2010	18-May-2011
	BOND/BUY USD/IBRD/GDIF/0619USDSTR01	0000010182	USD	20,000,000	20,000,000	4-Jun-2010	4-Jun-2019
	BOND/BUY USD/IBRD/GDIF/0619USDSTR02	0000010188	USD	5,000,000	5,000,000	17-Jun-2010	17-Jun-2019
	BOND/BUY USD/IBRD/GDIF/0612USDSTR02	0000010208	USD	500,000,000	500,000,000	15-Jun-2010	15-Jun-2012
	BOND/BUY USD/IBRD/GDIF/0639USDSTR05	0000010211	USD	25,000,000	25,000,000	16-Jun-2010	16-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0639USDSTR07	0000010233	USD	25,000,000	25,000,000	22-Jun-2010	22-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0639USDSTR12	0000010245	USD	25,000,000	25,000,000	24-Jun-2010	24-Jun-2039

	Total By Currency			2,100,000,000	2,100,000,000

	South African Rand
	BOND/BUY ZAR/IBRD/GDIF/0211ZAR06.54	0000010263	ZAR	94,740,000	12,357,902	25-Jun-2010	18-Feb-2011
	BOND/BUY ZAR/IBRD/GDIF/0311ZAR06.30	0000010167	ZAR	1,180,000,000	156,711,710	14-May-2010	16-Mar-2011
	BOND/BUY ZAR/IBRD/GDIF/1210ZAR07.02A	0000010187	ZAR	59,360,000	7,838,373	28-May-2010	24-Dec-2010
	BOND/BUY ZAR/IBRD/GDIF/0211ZAR06.30A	0000010190	ZAR	81,200,000	10,722,303	28-May-2010	24-Feb-2011
	BOND/BUY ZAR/IBRD/GDIF/1011ZAR06.42	0000010191	ZAR	620,060,000	81,877,723	28-May-2010	24-Oct-2011
	BOND/BUY ZAR/IBRD/GDIF/0612ZAR06.87	0000010226	ZAR	198,950,000	25,801,473	11-Jun-2010	22-Jun-2012

14 of 15

SEC Report - Changes in Borrowings

Borrowings (Medium- and Long-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Early Retirement
	BOND/BUY ZAR/IBRD/GDIF/0911ZAR06.30	0000010227	ZAR	777,450,000	100,826,114	11-Jun-2010	22-Sep-2011
	BOND/BUY ZAR/IBRD/GDIF/0512ZAR06.84	0000010228	ZAR	462,180,000	59,939,306	11-Jun-2010	22-May-2012
	BOND/BUY ZAR/IBRD/GDIF/0315ZAR06.50	0000010264	ZAR	55,000,000	7,174,209	25-Jun-2010	23-Mar-2015
	BOND/BUY ZAR/IBRD/GDIF/0215ZAR07.00	0000010266	ZAR	39,650,000	5,171,953	25-Jun-2010	17-Feb-2015

	Total By Currency			3,568,590,000	468,421,067

MTBOC Total					2,839,148,312

MTBOZ

	United States Dollar
	BOND/BUY USD/IBRD/GDIF/0639USDSTR01	0000010186	USD	118,175,754	118,175,754	9-Jun-2010	9-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0639USDSTR03	0000010192	USD	117,167,472	117,167,472	10-Jun-2010	10-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0639USDSTR04	0000010193	USD	125,060,043	125,060,043	10-Jun-2010	10-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0639USDSTR02	0000010207	USD	116,506,507	116,506,507	15-Jun-2010	15-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0631USDSTR	0000010212	USD	100,000,000	100,000,000	24-Jun-2010	24-Jun-2031
	BOND/BUY USD/IBRD/GDIF/0639USDSTR06	0000010219	USD	291,637,273	291,637,273	21-Jun-2010	19-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0639USDSTR08	0000010221	USD	128,974,333	128,974,333	22-Jun-2010	22-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0638USDSTR03	0000010240	USD	206,600,000	206,600,000	28-Jun-2010	27-Jun-2038
	BOND/BUY USD/IBRD/GDIF/0639USDSTR10	0000010246	USD	63,226,578	63,226,578	24-Jun-2010	24-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0639USDSTR13	0000010247	USD	119,172,191	119,172,191	25-Jun-2010	25-Jun-2039
	BOND/BUY USD/IBRD/GDIF/0639USDSTR09	0000010248	USD	127,707,731	127,707,731	24-Jun-2010	24-Jun-2039

	Total By Currency			1,514,227,883	1,514,227,883

Grand Total					4,353,376,195

15 of 15

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	Discount Notes

	United States Dollar
	BOND/IBRDUS001DEC10	10127898	USD	1,000,000,000	1,000,000,000	28-May-2010	1-Jun-2010	1-Dec-2010
	BOND/IBRDUS001DEC10	10129981	USD	100,000,000	100,000,000	14-Jun-2010	15-Jun-2010	1-Dec-2010
	BOND/IBRDUS001JUL10	10126853	USD	24,135,000	24,135,000	18-May-2010	19-May-2010	1-Jul-2010
	BOND/IBRDUS001JUL10	10129853	USD	50,000,000	50,000,000	14-Jun-2010	15-Jun-2010	1-Jul-2010
	BOND/IBRDUS001JUL10	10130024	USD	74,000,000	74,000,000	15-Jun-2010	16-Jun-2010	1-Jul-2010
	BOND/IBRDUS001JUN10	10119934	USD	200,000,000	200,000,000	1-Apr-2010	1-Apr-2010	1-Jun-2010
	BOND/IBRDUS001NOV10	10128322	USD	100,000,000	100,000,000	2-Jun-2010	3-Jun-2010	1-Nov-2010
	BOND/IBRDUS001NOV10	10128838	USD	403,000,000	403,000,000	9-Jun-2010	9-Jun-2010	1-Nov-2010
	BOND/IBRDUS001OCT10	10124701	USD	100,000,000	100,000,000	10-May-2010	11-May-2010	1-Oct-2010
	BOND/IBRDUS001OCT10	10126537	USD	100,000,000	100,000,000	17-May-2010	18-May-2010	1-Oct-2010
	BOND/IBRDUS001OCT10	10126859	USD	100,000,000	100,000,000	18-May-2010	19-May-2010	1-Oct-2010
	BOND/IBRDUS001OCT10	10127014	USD	60,000,000	60,000,000	19-May-2010	20-May-2010	1-Oct-2010
	BOND/IBRDUS001OCT10	10127015	USD	100,000,000	100,000,000	19-May-2010	20-May-2010	1-Oct-2010
	BOND/IBRDUS001SEP10	10124410	USD	100,000,000	100,000,000	6-May-2010	6-May-2010	1-Sep-2010
	BOND/IBRDUS001SEP10	10124411	USD	100,000,000	100,000,000	6-May-2010	6-May-2010	1-Sep-2010
	BOND/IBRDUS001SEP10	10124508	USD	70,000,000	70,000,000	6-May-2010	7-May-2010	1-Sep-2010
	BOND/IBRDUS001SEP10	10124812	USD	50,000,000	50,000,000	11-May-2010	12-May-2010	1-Sep-2010
	BOND/IBRDUS001SEP10	10126851	USD	200,000,000	200,000,000	18-May-2010	18-May-2010	1-Sep-2010
	BOND/IBRDUS001SEP10	10128170	USD	200,000,000	200,000,000	1-Jun-2010	2-Jun-2010	1-Sep-2010
	BOND/IBRDUS001SEP10	10128339	USD	50,000,000	50,000,000	2-Jun-2010	3-Jun-2010	1-Sep-2010
	BOND/IBRDUS001SEP10	10128882	USD	39,000,000	39,000,000	10-Jun-2010	14-Jun-2010	1-Sep-2010
	BOND/IBRDUS002AUG10	10120003	USD	25,000,000	25,000,000	6-Apr-2010	7-Apr-2010	2-Aug-2010
	BOND/IBRDUS002AUG10	10120006	USD	20,000,000	20,000,000	6-Apr-2010	7-Apr-2010	2-Aug-2010
	BOND/IBRDUS002AUG10	10126024	USD	150,000,000	150,000,000	13-May-2010	14-May-2010	2-Aug-2010
	BOND/IBRDUS002AUG10	10126093	USD	15,000,000	15,000,000	14-May-2010	14-May-2010	2-Aug-2010
	BOND/IBRDUS002AUG10	10127682	USD	50,000,000	50,000,000	26-May-2010	26-May-2010	2-Aug-2010
	BOND/IBRDUS002AUG10	10128752	USD	220,000,000	220,000,000	8-Jun-2010	8-Jun-2010	2-Aug-2010
	BOND/IBRDUS002AUG10	10128880	USD	50,000,000	50,000,000	10-Jun-2010	14-Jun-2010	2-Aug-2010
	BOND/IBRDUS002AUG10	10128956	USD	15,000,000	15,000,000	10-Jun-2010	10-Jun-2010	2-Aug-2010

1 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	BOND/IBRDUS002NOV10	10128323	USD	100,000,000	100,000,000	2-Jun-2010	3-Jun-2010	2-Nov-2010
	BOND/IBRDUS002SEP10	10128957	USD	300,000,000	300,000,000	10-Jun-2010	11-Jun-2010	2-Sep-2010
	BOND/IBRDUS003AUG10	10128325	USD	100,000,000	100,000,000	2-Jun-2010	2-Jun-2010	3-Aug-2010
	BOND/IBRDUS003AUG10	10128326	USD	100,000,000	100,000,000	2-Jun-2010	3-Jun-2010	3-Aug-2010
	BOND/IBRDUS003AUG10	10128815	USD	50,000,000	50,000,000	9-Jun-2010	10-Jun-2010	3-Aug-2010
	BOND/IBRDUS003NOV10	10128324	USD	50,000,000	50,000,000	2-Jun-2010	3-Jun-2010	3-Nov-2010
	BOND/IBRDUS003SEP10	10128465	USD	60,000,000	60,000,000	3-Jun-2010	7-Jun-2010	3-Sep-2010
	BOND/IBRDUS003SEP10	10128784	USD	100,000,000	100,000,000	8-Jun-2010	8-Jun-2010	3-Sep-2010
	BOND/IBRDUS003SEP10	10128786	USD	200,000,000	200,000,000	8-Jun-2010	9-Jun-2010	3-Sep-2010
	BOND/IBRDUS003SEP10	10128808	USD	125,000,000	125,000,000	8-Jun-2010	9-Jun-2010	3-Sep-2010
	BOND/IBRDUS004AUG10	10128223	USD	200,000,000	200,000,000	1-Jun-2010	1-Jun-2010	4-Aug-2010
	BOND/IBRDUS004OCT10	10129970	USD	25,000,000	25,000,000	14-Jun-2010	14-Jun-2010	4-Oct-2010
	BOND/IBRDUS006DEC10	10128319	USD	160,000,000	160,000,000	2-Jun-2010	2-Jun-2010	6-Dec-2010
	BOND/IBRDUS006JUL10	10128318	USD	100,000,000	100,000,000	2-Jun-2010	4-Jun-2010	6-Jul-2010
	BOND/IBRDUS006MAY10	10120180	USD	10,000,000	10,000,000	8-Apr-2010	8-Apr-2010	6-May-2010
	BOND/IBRDUS007SEP10	10124140	USD	20,000,000	20,000,000	5-May-2010	5-May-2010	7-Sep-2010
	BOND/IBRDUS007SEP10	10128317	USD	100,000,000	100,000,000	2-Jun-2010	2-Jun-2010	7-Sep-2010
	BOND/IBRDUS008JUN10	10120005	USD	185,000,000	185,000,000	6-Apr-2010	7-Apr-2010	8-Jun-2010
	BOND/IBRDUS008NOV10	10124835	USD	100,000,000	100,000,000	11-May-2010	12-May-2010	8-Nov-2010
	BOND/IBRDUS008NOV10	10125939	USD	200,000,000	200,000,000	13-May-2010	14-May-2010	8-Nov-2010
	BOND/IBRDUS008NOV10	10125940	USD	100,000,000	100,000,000	13-May-2010	13-May-2010	8-Nov-2010
	BOND/IBRDUS008NOV10	10127133	USD	100,000,000	100,000,000	20-May-2010	20-May-2010	8-Nov-2010
	BOND/IBRDUS008NOV10	10127986	USD	400,000,000	400,000,000	28-May-2010	28-May-2010	8-Nov-2010
	BOND/IBRDUS008OCT10	10129850	USD	300,000,000	300,000,000	14-Jun-2010	15-Jun-2010	8-Oct-2010
	BOND/IBRDUS008SEP10	10128514	USD	175,000,000	175,000,000	7-Jun-2010	7-Jun-2010	8-Sep-2010
	BOND/IBRDUS009AUG10	10123128	USD	30,000,000	30,000,000	28-Apr-2010	29-Apr-2010	9-Aug-2010
	BOND/IBRDUS009AUG10	10124754	USD	100,000,000	100,000,000	11-May-2010	12-May-2010	9-Aug-2010
	BOND/IBRDUS009AUG10	10128832	USD	450,000,000	450,000,000	9-Jun-2010	9-Jun-2010	9-Aug-2010
	BOND/IBRDUS009DEC10	10128515	USD	100,000,000	100,000,000	7-Jun-2010	7-Jun-2010	9-Dec-2010
	BOND/IBRDUS009JUL10	10120251	USD	3,000,000	3,000,000	8-Jun-2010	12-Apr-2010	9-Jul-2010
	BOND/IBRDUS009JUL10	10128764	USD	500,000	500,000	14-Jun-2010	9-Jun-2010	9-Jul-2010

2 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	BOND/IBRDUS010DEC10	10129851	USD	300,000,000	300,000,000	15-Jun-2010	15-Jun-2010	10-Dec-2010
	BOND/IBRDUS010DEC10	10130020	USD	50,000,000	50,000,000	15-Jun-2010	15-Jun-2010	10-Dec-2010
	BOND/IBRDUS010MAY10	10120250	USD	121,000,000	121,000,000	9-Apr-2010	9-Apr-2010	10-May-2010
	BOND/IBRDUS010MAY10	10122013	USD	80,000,000	80,000,000	14-Apr-2010	14-Apr-2010	10-May-2010
	BOND/IBRDUS010NOV10	10130162	USD	48,675,000	48,675,000	16-Jun-2010	16-Jun-2010	10-Nov-2010
	BOND/IBRDUS010SEP10	10129849	USD	300,000,000	300,000,000	14-Jun-2010	15-Jun-2010	10-Sep-2010
	BOND/IBRDUS011JUN10	10124699	USD	221,000,000	221,000,000	10-May-2010	11-May-2010	11-Jun-2010
	BOND/IBRDUS012JUL10	10120002	USD	100,000,000	100,000,000	6-Apr-2010	7-Apr-2010	12-Jul-2010
	BOND/IBRDUS012JUL10	10124408	USD	100,000,000	100,000,000	6-May-2010	6-May-2010	12-Jul-2010
	BOND/IBRDUS012JUL10	10124455	USD	230,000,000	230,000,000	6-May-2010	6-May-2010	12-Jul-2010
	BOND/IBRDUS012MAY10	10120057	USD	100,000,000	100,000,000	7-Apr-2010	7-Apr-2010	12-May-2010
	BOND/IBRDUS012NOV10	10125943	USD	105,000,000	105,000,000	13-May-2010	14-May-2010	12-Nov-2010
	BOND/IBRDUS012NOV10	10126092	USD	100,000,000	100,000,000	14-May-2010	17-May-2010	12-Nov-2010
	BOND/IBRDUS012NOV10	10126119	USD	50,000,000	50,000,000	14-May-2010	14-May-2010	12-Nov-2010
	BOND/IBRDUS012NOV10	10126125	USD	100,000,000	100,000,000	14-May-2010	14-May-2010	12-Nov-2010
	BOND/IBRDUS013AUG10	10127918	USD	160,000,000	160,000,000	28-May-2010	28-May-2010	13-Aug-2010
	BOND/IBRDUS013DEC10	10128818	USD	185,000,000	185,000,000	9-Jun-2010	9-Jun-2010	13-Dec-2010
	BOND/IBRDUS013MAY10	10121869	USD	300,000,000	300,000,000	13-Apr-2010	13-Apr-2010	13-May-2010
	BOND/IBRDUS013SEP10	10126855	USD	100,000,000	100,000,000	18-May-2010	18-May-2010	13-Sep-2010
	BOND/IBRDUS013SEP10	10130025	USD	150,000,000	150,000,000	15-Jun-2010	16-Jun-2010	13-Sep-2010
	BOND/IBRDUS013SEP10	10130259	USD	100,000,000	100,000,000	17-Jun-2010	17-Jun-2010	13-Sep-2010
	BOND/IBRDUS014DEC10	10128907	USD	120,000,000	120,000,000	10-Jun-2010	10-Jun-2010	14-Dec-2010
	BOND/IBRDUS014JUN10	10119952	USD	100,000,000	100,000,000	1-Apr-2010	1-Apr-2010	14-Jun-2010
	BOND/IBRDUS014MAY10	10121870	USD	100,000,000	100,000,000	13-Apr-2010	13-Apr-2010	14-May-2010
	BOND/IBRDUS014OCT10	10128831	USD	250,000,000	250,000,000	9-Jun-2010	14-Jun-2010	14-Oct-2010
	BOND/IBRDUS015JUL10	10130138	USD	25,000,000	25,000,000	15-Jun-2010	15-Jun-2010	15-Jul-2010
	BOND/IBRDUS015NOV10	10127255	USD	50,000,000	50,000,000	18-May-2010	21-May-2010	15-Nov-2010
	BOND/IBRDUS015OCT10	10123376	USD	5,800,000	5,800,000	30-Apr-2010	3-May-2010	15-Oct-2010
	BOND/IBRDUS016AUG10	10122787	USD	225,000	225,000	20-Apr-2010	21-Apr-2010	16-Aug-2010
	BOND/IBRDUS016AUG10	10123315	USD	50,000,000	50,000,000	30-Apr-2010	30-Apr-2010	16-Aug-2010
	BOND/IBRDUS016AUG10	10128839	USD	160,000,000	160,000,000	9-Jun-2010	10-Jun-2010	16-Aug-2010

3 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	BOND/IBRDUS016AUG10	10128881	USD	20,000,000	20,000,000	10-Jun-2010	14-Jun-2010	16-Aug-2010
	BOND/IBRDUS016DEC10	10129852	USD	100,000,000	100,000,000	14-Jun-2010	14-Jun-2010	16-Dec-2010
	BOND/IBRDUS016NOV10	10127158	USD	250,000,000	250,000,000	20-May-2010	20-May-2010	16-Nov-2010
	BOND/IBRDUS016NOV10	10127632	USD	300,000,000	300,000,000	26-May-2010	27-May-2010	16-Nov-2010
	BOND/IBRDUS016SEP10	10122968	USD	150,000,000	150,000,000	23-Apr-2010	26-Apr-2010	16-Sep-2010
	BOND/IBRDUS017MAY10	10120054	USD	410,000,000	410,000,000	7-Apr-2010	7-Apr-2010	17-May-2010
	BOND/IBRDUS017MAY10	10120055	USD	100,000,000	100,000,000	7-Apr-2010	7-Apr-2010	17-May-2010
	BOND/IBRDUS017MAY10	10120056	USD	500,000,000	500,000,000	7-Apr-2010	8-Apr-2010	17-May-2010
	BOND/IBRDUS017MAY10	10122845	USD	100,000,000	100,000,000	22-Apr-2010	22-Apr-2010	17-May-2010
	BOND/IBRDUS018AUG10	10127165	USD	15,000,000	15,000,000	20-May-2010	21-May-2010	18-Aug-2010
	BOND/IBRDUS019JUL10	10120051	USD	40,000,000	40,000,000	7-Apr-2010	9-Apr-2010	19-Jul-2010
	BOND/IBRDUS019JUL10	10122759	USD	30,000,000	30,000,000	20-Apr-2010	21-Apr-2010	19-Jul-2010
	BOND/IBRDUS019JUL10	10122846	USD	5,000,000	5,000,000	22-Apr-2010	22-Apr-2010	19-Jul-2010
	BOND/IBRDUS019JUL10	10124409	USD	300,000,000	300,000,000	6-May-2010	6-May-2010	19-Jul-2010
	BOND/IBRDUS019JUL10	10126124	USD	100,000,000	100,000,000	14-May-2010	14-May-2010	19-Jul-2010
	BOND/IBRDUS019MAY10	10120053	USD	100,000,000	100,000,000	7-Apr-2010	9-Apr-2010	19-May-2010
	BOND/IBRDUS020AUG10	10122817	USD	40,000,000	40,000,000	21-Apr-2010	21-Apr-2010	20-Aug-2010
	BOND/IBRDUS020AUG10	10127631	USD	500,000,000	500,000,000	26-May-2010	26-May-2010	20-Aug-2010
	BOND/IBRDUS020DEC10	10130161	USD	90,000,000	90,000,000	16-Jun-2010	16-Jun-2010	20-Dec-2010
	BOND/IBRDUS020SEP10	10123129	USD	150,000,000	150,000,000	28-Apr-2010	29-Apr-2010	20-Sep-2010
	BOND/IBRDUS020SEP10	10123910	USD	100,000,000	100,000,000	3-May-2010	4-May-2010	20-Sep-2010
	BOND/IBRDUS020SEP10	10130589	USD	4,000,000	4,000,000	18-Jun-2010	21-Jun-2010	20-Sep-2010
	BOND/IBRDUS021JUL10	10124670	USD	300,000,000	300,000,000	7-May-2010	10-May-2010	21-Jul-2010
	BOND/IBRDUS021JUN10	10124765	USD	40,000,000	40,000,000	11-May-2010	11-May-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10124768	USD	60,000,000	60,000,000	11-May-2010	12-May-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10125666	USD	5,400,000	5,400,000	12-May-2010	12-May-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10126514	USD	100,000,000	100,000,000	17-May-2010	17-May-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10126841	USD	57,000,000	57,000,000	18-May-2010	20-May-2010	21-Jun-2010
	BOND/IBRDUS022DEC10	10130260	USD	130,000,000	130,000,000	17-Jun-2010	17-Jun-2010	22-Dec-2010
	BOND/IBRDUS022JUL10	10120007	USD	100,000,000	100,000,000	6-Apr-2010	7-Apr-2010	22-Jul-2010
	BOND/IBRDUS022JUN10	10126856	USD	100,000,000	100,000,000	18-May-2010	18-May-2010	22-Jun-2010

4 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
	BOND/IBRDUS023AUG10	10125942	USD	10,000,000	10,000,000	13-May-2010	13-May-2010	23-Aug-2010
	BOND/IBRDUS023AUG10	10127156	USD	375,000,000	375,000,000	20-May-2010	20-May-2010	23-Aug-2010
	BOND/IBRDUS023DEC10	10130694	USD	135,000,000	135,000,000	21-Jun-2010	21-Jun-2010	23-Dec-2010
	BOND/IBRDUS023JUL10	10124582	USD	200,000,000	200,000,000	7-May-2010	7-May-2010	23-Jul-2010
	BOND/IBRDUS023JUN10	10126513	USD	100,000,000	100,000,000	17-May-2010	17-May-2010	23-Jun-2010
	BOND/IBRDUS023JUN10	10126531	USD	50,000,000	50,000,000	17-May-2010	17-May-2010	23-Jun-2010
	BOND/IBRDUS023NOV10	10130920	USD	50,000,000	50,000,000	23-Jun-2010	25-Jun-2010	23-Nov-2010
	BOND/IBRDUS024MAY10	10119983	USD	100,000,000	100,000,000	5-Apr-2010	6-Apr-2010	24-May-2010
	BOND/IBRDUS024MAY10	10120001	USD	120,000,000	120,000,000	6-Apr-2010	6-Apr-2010	24-May-2010
	BOND/IBRDUS024MAY10	10122934	USD	100,000,000	100,000,000	23-Apr-2010	23-Apr-2010	24-May-2010
	BOND/IBRDUS025AUG10	10124494	USD	100,000,000	100,000,000	6-May-2010	7-May-2010	25-Aug-2010
	BOND/IBRDUS026MAY10	10120038	USD	40,000,000	40,000,000	6-Apr-2010	6-Apr-2010	26-May-2010
	BOND/IBRDUS027MAY10	10120004	USD	100,000,000	100,000,000	6-Apr-2010	6-Apr-2010	27-May-2010
	BOND/IBRDUS028JUL10	10123172	USD	200,000,000	200,000,000	29-Apr-2010	29-Apr-2010	28-Jul-2010
	BOND/IBRDUS028MAY10	10123173	USD	300,000,000	300,000,000	29-Apr-2010	29-Apr-2010	28-May-2010
	BOND/IBRDUS028OCT10	10131320	USD	200,000,000	200,000,000	25-Jun-2010	28-Jun-2010	28-Oct-2010
	BOND/IBRDUS028OCT10	10131708	USD	25,000,000	25,000,000	30-Jun-2010	1-Jul-2010	28-Oct-2010
	BOND/IBRDUS028SEP10	10131589	USD	425,000	425,000	29-Jun-2010	30-Jun-2010	28-Sep-2010
	BOND/IBRDUS029JUN10	10124769	USD	200,000,000	200,000,000	11-May-2010	11-May-2010	29-Jun-2010
	BOND/IBRDUS029JUN10	10126512	USD	250,000,000	250,000,000	17-May-2010	17-May-2010	29-Jun-2010
	BOND/IBRDUS030AUG10	10125667	USD	25,000,000	25,000,000	12-May-2010	13-May-2010	30-Aug-2010
	BOND/IBRDUS030AUG10	10127019	USD	25,000,000	25,000,000	19-May-2010	20-May-2010	30-Aug-2010
	BOND/IBRDUS030AUG10	10127737	USD	60,000,000	60,000,000	27-May-2010	28-May-2010	30-Aug-2010
	BOND/IBRDUS030DEC10	10129010	USD	500,000,000	500,000,000	10-Jun-2010	11-Jun-2010	30-Dec-2010
	BOND/IBRDUS030JUN10	10125941	USD	15,000,000	15,000,000	13-May-2010	13-May-2010	30-Jun-2010

	Total By Currency			19,247,160,000	19,247,160,000

5 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
STBOC

	United States Dollar
	BOND/SELL USD/IBRD/GDIF/0611USDFRN02	000010249	USD	100,000,000	100,000,000	14-Jun-2010	21-Jun-2010	21-Jun-2011

	Total By Currency			100,000,000	100,000,000

STBOZ	United States Dollar
	BOND/SELL USD/IBRD/DINS/0411USD00.00	000010273	USD	100,000,000	100,000,000	24-Jun-2010	25-Jun-2010	21-Apr-2011
	BOND/SELL USD/IBRD/DINS/0511USD00.00A	000010203	USD	200,000,000	200,000,000	21-May-2010	25-May-2010	16-May-2011
	BOND/SELL USD/IBRD/DINS/0611USD00.00	000010252	USD	100,000,000	100,000,000	16-Jun-2010	18-Jun-2010	10-Jun-2011
	BOND/SELL USD/IBRD/DINS/0611USD00.00A	000010257	USD	100,000,000	100,000,000	18-Jun-2010	21-Jun-2010	16-Jun-2011

	Total By Currency			500,000,000	500,000,000

	Grand Total			19,847,160,000	19,847,160,000

6 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Maturing Borrowings
	Discount Notes

	United States Dollar
	BOND/IBRDUS001APR10	10111429	USD	2,000,000	2,000,000	9-Nov-2009	1-Apr-2010
	BOND/IBRDUS001APR10	10116831	USD	50,000,000	50,000,000	18-Feb-2010	1-Apr-2010
	BOND/IBRDUS001APR10	10116832	USD	200,000,000	200,000,000	18-Feb-2010	1-Apr-2010
	BOND/IBRDUS001APR10	10116973	USD	150,000,000	150,000,000	19-Feb-2010	1-Apr-2010
	BOND/IBRDUS001APR10	10116974	USD	150,000,000	150,000,000	19-Feb-2010	1-Apr-2010
	BOND/IBRDUS001APR10	10119615	USD	56,000,000	56,000,000	31-Mar-2010	1-Apr-2010
	BOND/IBRDUS001JUN10	10115316	USD	150,000,000	150,000,000	26-Jan-2010	1-Jun-2010
	BOND/IBRDUS001JUN10	10115317	USD	150,000,000	150,000,000	26-Jan-2010	1-Jun-2010
	BOND/IBRDUS001JUN10	10115356	USD	150,000,000	150,000,000	27-Jan-2010	1-Jun-2010
	BOND/IBRDUS001JUN10	10115357	USD	150,000,000	150,000,000	27-Jan-2010	1-Jun-2010
	BOND/IBRDUS001JUN10	10116837	USD	150,000,000	150,000,000	17-Feb-2010	1-Jun-2010
	BOND/IBRDUS001JUN10	10116838	USD	200,000,000	200,000,000	17-Feb-2010	1-Jun-2010
	BOND/IBRDUS001JUN10	10118409	USD	200,000,000	200,000,000	11-Mar-2010	1-Jun-2010
	BOND/IBRDUS001JUN10	10118410	USD	150,000,000	150,000,000	11-Mar-2010	1-Jun-2010
	BOND/IBRDUS001JUN10	10118447	USD	200,000,000	200,000,000	11-Mar-2010	1-Jun-2010
	BOND/IBRDUS001JUN10	10119934	USD	200,000,000	200,000,000	1-Apr-2010	1-Jun-2010
	BOND/IBRDUS002JUN10	10115955	USD	150,000,000	150,000,000	3-Feb-2010	2-Jun-2010
	BOND/IBRDUS002JUN10	10115956	USD	150,000,000	150,000,000	3-Feb-2010	2-Jun-2010
	BOND/IBRDUS003JUN10	10114384	USD	17,400,000	17,400,000	6-Jan-2010	3-Jun-2010
	BOND/IBRDUS003MAY10	10115041	USD	125,000,000	125,000,000	15-Jan-2010	3-May-2010
	BOND/IBRDUS003MAY10	10115052	USD	25,000,000	25,000,000	15-Jan-2010	3-May-2010
	BOND/IBRDUS003MAY10	10115954	USD	22,600,000	22,600,000	2-Feb-2010	3-May-2010
	BOND/IBRDUS003MAY10	10116002	USD	75,000,000	75,000,000	3-Feb-2010	3-May-2010
	BOND/IBRDUS003MAY10	10118701	USD	100,000,000	100,000,000	16-Mar-2010	3-May-2010
	BOND/IBRDUS004JUN10	10118768	USD	500,000	500,000	16-Mar-2010	4-Jun-2010
	BOND/IBRDUS004JUN10	10118911	USD	135,975,000	135,975,000	19-Mar-2010	4-Jun-2010
	BOND/IBRDUS004MAY10	10115975	USD	150,000,000	150,000,000	4-Feb-2010	4-May-2010
	BOND/IBRDUS004MAY10	10116001	USD	50,000,000	50,000,000	3-Feb-2010	4-May-2010
	BOND/IBRDUS004MAY10	10116064	USD	52,100,000	52,100,000	4-Feb-2010	4-May-2010

7 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Maturing Borrowings
	BOND/IBRDUS005APR10	10114412	USD	25,000,000	25,000,000	8-Jan-2010	5-Apr-2010
	BOND/IBRDUS005APR10	10116489	USD	11,500,000	11,500,000	9-Feb-2010	5-Apr-2010
	BOND/IBRDUS006APR10	10116854	USD	50,000,000	50,000,000	18-Feb-2010	6-Apr-2010
	BOND/IBRDUS006APR10	10116855	USD	200,000,000	200,000,000	18-Feb-2010	6-Apr-2010
	BOND/IBRDUS006MAY10	10120180	USD	10,000,000	10,000,000	8-Apr-2010	6-May-2010
	BOND/IBRDUS007APR10	10114811	USD	10,000,000	10,000,000	13-Jan-2010	7-Apr-2010
	BOND/IBRDUS007JUN10	10114413	USD	25,800,000	25,800,000	7-Jan-2010	7-Jun-2010
	BOND/IBRDUS007JUN10	10114416	USD	14,500,000	14,500,000	7-Jan-2010	7-Jun-2010
	BOND/IBRDUS007JUN10	10114585	USD	13,700,000	13,700,000	12-Jan-2010	7-Jun-2010
	BOND/IBRDUS007JUN10	10114952	USD	100,000,000	100,000,000	14-Jan-2010	7-Jun-2010
	BOND/IBRDUS007JUN10	10118993	USD	10,000,000	10,000,000	24-Mar-2010	7-Jun-2010
	BOND/IBRDUS007JUN10	10119017	USD	100,000,000	100,000,000	24-Mar-2010	7-Jun-2010
	BOND/IBRDUS007JUN10	10119018	USD	200,000,000	200,000,000	24-Mar-2010	7-Jun-2010
	BOND/IBRDUS007JUN10	10119019	USD	200,000,000	200,000,000	24-Mar-2010	7-Jun-2010
	BOND/IBRDUS007JUN10	10119140	USD	20,000,000	20,000,000	25-Mar-2010	7-Jun-2010
	BOND/IBRDUS007MAY10	10114524	USD	117,000,000	117,000,000	11-Jan-2010	7-May-2010
	BOND/IBRDUS007MAY10	10114666	USD	50,000,000	50,000,000	12-Jan-2010	7-May-2010
	BOND/IBRDUS007MAY10	10114826	USD	150,000,000	150,000,000	14-Jan-2010	7-May-2010
	BOND/IBRDUS007MAY10	10114827	USD	150,000,000	150,000,000	14-Jan-2010	7-May-2010
	BOND/IBRDUS007MAY10	10114951	USD	200,000,000	200,000,000	14-Jan-2010	7-May-2010
	BOND/IBRDUS007MAY10	10119023	USD	90,000,000	90,000,000	23-Mar-2010	7-May-2010
	BOND/IBRDUS007MAY10	10119027	USD	110,000,000	110,000,000	24-Mar-2010	7-May-2010
	BOND/IBRDUS008APR10	10114799	USD	150,000,000	150,000,000	13-Jan-2010	8-Apr-2010
	BOND/IBRDUS008APR10	10114800	USD	160,100,000	160,100,000	13-Jan-2010	8-Apr-2010
	BOND/IBRDUS008JUN10	10120005	USD	185,000,000	185,000,000	7-Apr-2010	8-Jun-2010
	BOND/IBRDUS009APR10	10114798	USD	50,000,000	50,000,000	13-Jan-2010	9-Apr-2010
	BOND/IBRDUS009APR10	10117099	USD	100,000,000	100,000,000	23-Feb-2010	9-Apr-2010
	BOND/IBRDUS009APR10	10117100	USD	200,000,000	200,000,000	23-Feb-2010	9-Apr-2010
	BOND/IBRDUS009JUN10	10118857	USD	50,000,000	50,000,000	18-Mar-2010	9-Jun-2010
	BOND/IBRDUS009JUN10	10118986	USD	34,500,000	34,500,000	22-Mar-2010	9-Jun-2010
	BOND/IBRDUS010MAY10	10114523	USD	75,100,000	75,100,000	11-Jan-2010	10-May-2010

8 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Maturing Borrowings
	BOND/IBRDUS010MAY10	10117164	USD	100,000,000	100,000,000	24-Feb-2010	10-May-2010
	BOND/IBRDUS010MAY10	10117165	USD	200,000,000	200,000,000	24-Feb-2010	10-May-2010
	BOND/IBRDUS010MAY10	10120250	USD	121,000,000	121,000,000	9-Apr-2010	10-May-2010
	BOND/IBRDUS010MAY10	10122013	USD	80,000,000	80,000,000	14-Apr-2010	10-May-2010
	BOND/IBRDUS011JUN10	10114793	USD	50,000,000	50,000,000	13-Jan-2010	11-Jun-2010
	BOND/IBRDUS011JUN10	10124699	USD	221,000,000	221,000,000	11-May-2010	11-Jun-2010
	BOND/IBRDUS011MAY10	10114525	USD	117,000,000	117,000,000	11-Jan-2010	11-May-2010
	BOND/IBRDUS011MAY10	10118213	USD	100,000,000	100,000,000	9-Mar-2010	11-May-2010
	BOND/IBRDUS011MAY10	10118214	USD	200,000,000	200,000,000	9-Mar-2010	11-May-2010
	BOND/IBRDUS011MAY10	10118215	USD	200,000,000	200,000,000	9-Mar-2010	11-May-2010
	BOND/IBRDUS012APR10	10113467	USD	3,000,000	3,000,000	15-Dec-2009	12-Apr-2010
	BOND/IBRDUS012APR10	10116748	USD	100,000,000	100,000,000	12-Feb-2010	12-Apr-2010
	BOND/IBRDUS012MAY10	10120057	USD	100,000,000	100,000,000	7-Apr-2010	12-May-2010
	BOND/IBRDUS013APR10	10111901	USD	100,000,000	100,000,000	20-Nov-2009	13-Apr-2010
	BOND/IBRDUS013APR10	10114879	USD	12,000,000	12,000,000	13-Jan-2010	13-Apr-2010
	BOND/IBRDUS013MAY10	10111900	USD	100,000,000	100,000,000	20-Nov-2009	13-May-2010
	BOND/IBRDUS013MAY10	10121869	USD	300,000,000	300,000,000	13-Apr-2010	13-May-2010
	BOND/IBRDUS014APR10	10111920	USD	150,000,000	150,000,000	19-Nov-2009	14-Apr-2010
	BOND/IBRDUS014JUN10	10115277	USD	150,000,000	150,000,000	22-Jan-2010	14-Jun-2010
	BOND/IBRDUS014JUN10	10115278	USD	150,000,000	150,000,000	22-Jan-2010	14-Jun-2010
	BOND/IBRDUS014JUN10	10118995	USD	50,000,000	50,000,000	23-Mar-2010	14-Jun-2010
	BOND/IBRDUS014JUN10	10118996	USD	200,000,000	200,000,000	23-Mar-2010	14-Jun-2010
	BOND/IBRDUS014JUN10	10118997	USD	200,000,000	200,000,000	23-Mar-2010	14-Jun-2010
	BOND/IBRDUS014JUN10	10118998	USD	50,000,000	50,000,000	23-Mar-2010	14-Jun-2010
	BOND/IBRDUS014JUN10	10119361	USD	200,000,000	200,000,000	29-Mar-2010	14-Jun-2010
	BOND/IBRDUS014JUN10	10119406	USD	3,000,000	3,000,000	30-Mar-2010	14-Jun-2010
	BOND/IBRDUS014JUN10	10119449	USD	150,000,000	150,000,000	30-Mar-2010	14-Jun-2010
	BOND/IBRDUS014JUN10	10119952	USD	100,000,000	100,000,000	1-Apr-2010	14-Jun-2010
	BOND/IBRDUS014MAY10	10111388	USD	20,000,000	20,000,000	6-Nov-2009	14-May-2010
	BOND/IBRDUS014MAY10	10114640	USD	50,000,000	50,000,000	12-Jan-2010	14-May-2010
	BOND/IBRDUS014MAY10	10115224	USD	150,000,000	150,000,000	22-Jan-2010	14-May-2010

9 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Maturing Borrowings
	BOND/IBRDUS014MAY10	10121870	USD	100,000,000	100,000,000	13-Apr-2010	14-May-2010
	BOND/IBRDUS015APR10	10110346	USD	100,000,000	100,000,000	15-Oct-2009	15-Apr-2010
	BOND/IBRDUS015APR10	10110347	USD	200,000,000	200,000,000	15-Oct-2009	15-Apr-2010
	BOND/IBRDUS015APR10	10110348	USD	200,000,000	200,000,000	15-Oct-2009	15-Apr-2010
	BOND/IBRDUS015APR10	10117116	USD	100,000,000	100,000,000	23-Feb-2010	15-Apr-2010
	BOND/IBRDUS015APR10	10117117	USD	200,000,000	200,000,000	23-Feb-2010	15-Apr-2010
	BOND/IBRDUS016APR10	10118988	USD	100,000,000	100,000,000	22-Mar-2010	16-Apr-2010
	BOND/IBRDUS016JUN10	10115437	USD	50,000,000	50,000,000	28-Jan-2010	16-Jun-2010
	BOND/IBRDUS016JUN10	10115452	USD	2,000,000	2,000,000	28-Jan-2010	16-Jun-2010
	BOND/IBRDUS017MAY10	10120054	USD	410,000,000	410,000,000	7-Apr-2010	17-May-2010
	BOND/IBRDUS017MAY10	10120055	USD	100,000,000	100,000,000	7-Apr-2010	17-May-2010
	BOND/IBRDUS017MAY10	10120056	USD	500,000,000	500,000,000	8-Apr-2010	17-May-2010
	BOND/IBRDUS017MAY10	10122845	USD	100,000,000	100,000,000	22-Apr-2010	17-May-2010
	BOND/IBRDUS018JUN10	10119142	USD	107,200,000	107,200,000	25-Mar-2010	18-Jun-2010
	BOND/IBRDUS019APR10	10116795	USD	30,000,000	30,000,000	17-Feb-2010	19-Apr-2010
	BOND/IBRDUS019APR10	10116895	USD	40,000,000	40,000,000	17-Feb-2010	19-Apr-2010
	BOND/IBRDUS019APR10	10117148	USD	100,000,000	100,000,000	24-Feb-2010	19-Apr-2010
	BOND/IBRDUS019APR10	10117149	USD	200,000,000	200,000,000	24-Feb-2010	19-Apr-2010
	BOND/IBRDUS019APR10	10117150	USD	200,000,000	200,000,000	24-Feb-2010	19-Apr-2010
	BOND/IBRDUS019MAY10	10116794	USD	15,000,000	15,000,000	17-Feb-2010	19-May-2010
	BOND/IBRDUS019MAY10	10120053	USD	100,000,000	100,000,000	9-Apr-2010	19-May-2010
	BOND/IBRDUS020APR10	10110392	USD	100,000,000	100,000,000	20-Oct-2009	20-Apr-2010
	BOND/IBRDUS020APR10	10114796	USD	150,000,000	150,000,000	13-Jan-2010	20-Apr-2010
	BOND/IBRDUS020APR10	10114797	USD	150,000,000	150,000,000	13-Jan-2010	20-Apr-2010
	BOND/IBRDUS020APR10	10119026	USD	5,000,000	5,000,000	23-Mar-2010	20-Apr-2010
	BOND/IBRDUS021JUN10	10118767	USD	81,485,000	81,485,000	16-Mar-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10118848	USD	70,000,000	70,000,000	18-Mar-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10118891	USD	10,000,000	10,000,000	18-Mar-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10124765	USD	40,000,000	40,000,000	11-May-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10124768	USD	60,000,000	60,000,000	12-May-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10125666	USD	5,400,000	5,400,000	12-May-2010	21-Jun-2010

10 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Maturing Borrowings
	BOND/IBRDUS021JUN10	10126514	USD	100,000,000	100,000,000	17-May-2010	21-Jun-2010
	BOND/IBRDUS021JUN10	10126841	USD	57,000,000	57,000,000	20-May-2010	21-Jun-2010
	BOND/IBRDUS022JUN10	10126856	USD	100,000,000	100,000,000	18-May-2010	22-Jun-2010
	BOND/IBRDUS023JUN10	10126513	USD	100,000,000	100,000,000	17-May-2010	23-Jun-2010
	BOND/IBRDUS023JUN10	10126531	USD	50,000,000	50,000,000	17-May-2010	23-Jun-2010
	BOND/IBRDUS024MAY10	10115964	USD	20,000,000	20,000,000	2-Feb-2010	24-May-2010
	BOND/IBRDUS024MAY10	10119983	USD	100,000,000	100,000,000	6-Apr-2010	24-May-2010
	BOND/IBRDUS024MAY10	10120001	USD	120,000,000	120,000,000	6-Apr-2010	24-May-2010
	BOND/IBRDUS024MAY10	10122934	USD	100,000,000	100,000,000	23-Apr-2010	24-May-2010
	BOND/IBRDUS025MAY10	10112156	USD	100,000,000	100,000,000	25-Nov-2009	25-May-2010
	BOND/IBRDUS025MAY10	10112157	USD	110,000,000	110,000,000	25-Nov-2009	25-May-2010
	BOND/IBRDUS025MAY10	10117200	USD	25,000,000	25,000,000	25-Feb-2010	25-May-2010
	BOND/IBRDUS025MAY10	10117302	USD	3,000,000	3,000,000	26-Feb-2010	25-May-2010
	BOND/IBRDUS025MAY10	10119247	USD	2,350,000	2,350,000	26-Mar-2010	25-May-2010
	BOND/IBRDUS025MAY10	10119364	USD	100,000,000	100,000,000	30-Mar-2010	25-May-2010
	BOND/IBRDUS026APR10	10118744	USD	100,000,000	100,000,000	17-Mar-2010	26-Apr-2010
	BOND/IBRDUS026APR10	10118745	USD	200,000,000	200,000,000	17-Mar-2010	26-Apr-2010
	BOND/IBRDUS026APR10	10118746	USD	200,000,000	200,000,000	17-Mar-2010	26-Apr-2010
	BOND/IBRDUS026MAY10	10119141	USD	40,000,000	40,000,000	26-Mar-2010	26-May-2010
	BOND/IBRDUS026MAY10	10120038	USD	40,000,000	40,000,000	6-Apr-2010	26-May-2010
	BOND/IBRDUS027MAY10	10120004	USD	100,000,000	100,000,000	6-Apr-2010	27-May-2010
	BOND/IBRDUS028JUN10	10119024	USD	200,000,000	200,000,000	24-Mar-2010	28-Jun-2010
	BOND/IBRDUS028JUN10	10119025	USD	100,000,000	100,000,000	24-Mar-2010	28-Jun-2010
	BOND/IBRDUS028JUN10	10119102	USD	300,000,000	300,000,000	24-Mar-2010	28-Jun-2010
	BOND/IBRDUS028JUN10	10119362	USD	200,000,000	200,000,000	29-Mar-2010	28-Jun-2010
	BOND/IBRDUS028JUN10	10119363	USD	100,000,000	100,000,000	29-Mar-2010	28-Jun-2010
	BOND/IBRDUS028JUN10	10119410	USD	452,000,000	452,000,000	30-Mar-2010	28-Jun-2010
	BOND/IBRDUS028MAY10	10123173	USD	300,000,000	300,000,000	29-Apr-2010	28-May-2010
	BOND/IBRDUS029JUN10	10118994	USD	50,000,000	50,000,000	23-Mar-2010	29-Jun-2010
	BOND/IBRDUS029JUN10	10119404	USD	175,000,000	175,000,000	30-Mar-2010	29-Jun-2010
	BOND/IBRDUS029JUN10	10124769	USD	200,000,000	200,000,000	11-May-2010	29-Jun-2010

11 of 12

SEC Report - Changes in Borrowings

Borrowings (Short-Term) April 01, 2010 thru June 30, 2010

Borrowing Type	Description	Trade ID	Currency	Currency Amount	USD Equivalent	Settlement Date	Maturity Date
Maturing Borrowings
	BOND/IBRDUS029JUN10	10126512	USD	250,000,000	250,000,000	17-May-2010	29-Jun-2010
	BOND/IBRDUS030APR10	10110955	USD	50,000,000	50,000,000	30-Oct-2009	30-Apr-2010
	BOND/IBRDUS030APR10	10114614	USD	38,100,000	38,100,000	12-Jan-2010	30-Apr-2010
	BOND/IBRDUS030APR10	10114825	USD	25,300,000	25,300,000	13-Jan-2010	30-Apr-2010
	BOND/IBRDUS030APR10	10119016	USD	12,000,000	12,000,000	23-Mar-2010	30-Apr-2010
	BOND/IBRDUS030JUN10	10125941	USD	15,000,000	15,000,000	13-May-2010	30-Jun-2010

	Total By Currency			17,811,610,000	17,811,610,000

	STBOC United States Dollar
	BOND/SELL USD/IBRD/GDIF/0410USD14.00	0000009537	USD	25,000,000	25,000,000	1-Apr-2009	1-Apr-2010
	BOND/SELL USD/IBRD/GDIF/0510USDFRN	0000009591	USD	200,000,000	200,000,000	20-May-2009	20-May-2010

	Total By Currency			225,000,000	225,000,000

	Grand Total

				18,036,610,000	18,036,610,000

12 of 12